Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

By and Among

PETROANDINA RESOURCES CORPORATION N.V.,

HNR ENERGIA B.V.,

HARVEST NATURAL RESOURCES, INC.,

and, solely with respect to Article V and Section 11.13,

PLUSPETROL RESOURCES CORPORATION B.V.

Dated as of December 16, 2013

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibits

Exhibit A	First Tranche Deed of Transfer
Exhibit B	Form of Release
Exhibit C	Second Tranche Deed of Transfer
Exhibit D	Form of Share Purchase Contract

Schedules

Schedule 8.4(a)(i)	First Tranche FMV Procedures
Seller Disclosure Schedule
Buyer Disclosure Schedule

-iv-

THIS SHARE PURCHASE AGREEMENT, dated as of December 16, 2013 (this “Agreement”), is made by and among Petroandina Resources Corporation N.V., a company with limited liability (naamloze vennootschap) organized and existing under the Laws of the Netherlands (“Buyer”), and solely, with respect to Article V and Section 11.13 hereof, Pluspetrol Resources Corporation B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the Laws of the Netherlands (“Buyer Guarantor”), HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (“Seller”) and Harvest Natural Resources, Inc., a Delaware corporation (“HNR”).

W I T N E S S E T H:

WHEREAS, Seller owns all the Subject Shares (as defined below);

WHEREAS, Buyer desires to acquire the Subject Shares from Seller, and Seller desires to sell the Subject Shares to Buyer in accordance with the terms of this Agreement;

WHEREAS, the parties acknowledge and agree that the purchase by Buyer is being made at arm’s length and in good faith and HNR and Seller acknowledge that the consideration to be paid for the Subject Shares is fair value and reasonably equivalent value for the acquisitions by Buyer and is the highest and best offer available to Seller as of the date hereof for the acquisitions;

WHEREAS, Buyer and Seller have entered into Related Agreements (as defined below) as of the date hereof; and

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement and as follows:

“6.5(c) Notice” shall have the meaning set forth in Section 6.5(c).

“6.5(e) Notice” shall have the meaning set forth in Section 6.5(e).

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement with a Third Party containing terms no less restrictive of the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement with respect to Buyer and its Affiliates and Representatives, provided that such confidentiality agreement shall have customary standstill provisions which terminate no earlier than the date of the termination of this Agreement in accordance with the provisions of Section 8.1 which do not prohibit the confidential submission of an Acquisition Proposal or amendments thereto made in compliance with Section 6.5.

“Acquired Companies” shall mean HVDH, HNR Finance B.V., Harvest Vinccler Ltd., Harvest-Vinccler, S.C.A., Petrodelta and its Subsidiaries.

“Acquired Companies Financial Statements” shall mean the consolidated, unaudited financial statements of the Acquired Companies for (i) each of the years ended December 31, 2010, December 31, 2011 and December 31, 2012 and (ii) the nine-month period ended September 30, 2013, in each case as set forth on Section 1.1(a) of the Seller Disclosure Schedule.

“Acquired Company Material Contract” shall have the meaning set forth in Section 4.16(a).

“Acquired Company Permits” shall have the meaning set forth in Section 4.5.

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.5(c).

“Anticorruption Laws” shall mean (i) the FCPA, (ii) the U.K. Bribery Act 2010 and (iii) any other Law promulgated by any Governmental Authority applicable to any Acquired Companies relating to bribery or corruption.

“Applicable Percentage” shall mean an amount equal to the percentage of the total Equity Interests in HNR or Seller or the total assets of HNR or Seller, in each case determined as of the date of entry into a definitive agreement with respect to an HNR Proposal, acquired in the HNR Proposal in respect of which Seller has exercised its termination right pursuant to Section 8.1(c)(ii). For purposes of this definition, it shall be assumed that, as of the date hereof, the Petrodelta Interest represents 72% of the total assets of each of HNR and Seller and that HNR’s interest in its non-Venezuela assets represents 28% of the total assets of each of HNR and Seller.

“Associated Person” shall have the meaning given to it in the U.K. Bribery Act 2010.

“Bankruptcy Law” shall mean Title 11, United States Code, or any Federal, state or foreign bankruptcy, insolvency, receivership or similar Law for the relief of debtors.

“Basket” shall mean $2,500,000, in the aggregate, prior to the Final Closing Date and $8,000,000, in the aggregate, after the Final Closing Date.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York and Houston, Texas are authorized or obligated by Law or executive order to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Disclosure Schedule” shall have the meaning set forth in Article V.

“Buyer Expenses” shall have the meaning set forth in Section 8.3(a)(v).

“Buyer Guarantor” shall have the meaning set forth in the Preamble.

“Buyer Guaranteed Obligations” shall have the meaning set forth in Section 11.13.

“Buyer Information” shall have the meaning set forth in Section 6.2(c).

“Change in Recommendation” shall have the meaning set forth in Section 6.5(c).

“Claim” shall have the meaning set forth in Section 10.3(a).

“Claim Notice” shall have the meaning set forth in Section 10.3(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement dated September 10, 2013 between Pluspetrol Venezuela S.A. and HNR.

“Contract” shall mean any binding contract, agreement, arrangement, understanding, commitment, franchise, indenture, lease, purchase order or license, whether written or otherwise.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Conversion Agreement” shall mean the contract for conversion of the OSA into a mixed company between CVP, Harvest-Vinccler, S.C.A. and HNR Finance B.V. dated September 11, 2007 which sets forth the main terms and conditions for the incorporation of Petrodelta.

“Core Petrodelta Documents” shall mean the Transfer Decree, the Conversion Agreement, the Venezuela Hydrocarbon Contract, the Petrodelta Venezuelan National Assembly Approval, the Creation Decree and the Ministry Approvals, each as of the date hereof.

“Creation Decree” shall mean the decree issued by President Hugo Chavez authorizing the incorporation of Petrodelta published in the Official Gazette number 38.462 dated June 22, 2006, as amended and last published in the Official Gazette number 38.484 dated July 21, 2006.

“Custodian” shall mean any receiver, trustee, assignee, liquidator, sequestrator, conservator, custodian or similar official under any Bankruptcy Law.

“CVP” shall mean Corporacion Venezolana del Petroleo, S.A.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Direct Claim” shall have the meaning set forth in Section 10.3(a).

“Distributions” shall mean dividends paid by any Acquired Company, after September 30, 2013 and before the Final Closing Date, regardless of whether declared before, on or after the Initial Closing Date.

“Electronic Data Room” shall mean the Intralinks electronic dataroom hosted by HNR known as “Project”.

“Environmental Claim” shall mean any claim, action, cause of action, suit, proceeding, order, demand or written notice alleging potential liability (including potential liability for costs of investigation or remediation, governmental response costs, property damages, and personal injuries), based on Environmental Law or arising out of or resulting from: (i) the Release of Hazardous Substance at any location or (ii) exposure to any Hazardous Substance.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety, the environment or natural resources, including (i) all Laws relating to the exposure to, Release, or threatened Release of Hazardous Substances, or relating to the manufacture, use, treatment, storage, transport, presence, investigation, remediation or handling of Hazardous Substances, (ii) all Laws regarding recordkeeping, notification, disclosure and reporting requirements for Hazardous Substances and (iii) all exploration agreements, production agreements, operating agreements or similar Contracts with a Governmental Authority to the extent relating to environmental, health or safety matters.

“Environmental Permits” shall mean any permit, license, approval or other authorization required under any Environmental Laws.

“Equity Interest” shall mean any share, capital stock, partnership, membership, voting security or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excess Tax Party” shall have the meaning set forth in Section 9.3(b).

“Expropriatory Act” shall mean any act or Event occurring after the date of this Agreement caused by or on behalf of any Governmental Authority of Venezuela (including, without limitation, confiscation, seizure, nationalization, requisition, imposition of Liens or sequestration) for any purpose and irrespective of whether it is on just terms or results in any compensation and whether or not made pursuant to or in contemplation of or claiming the authority or force of any Law or judgment, which directly or indirectly: (a) deprives or would reasonably be expected to deprive any of the HVDH Companies of, or otherwise adversely affect or would reasonably be expected to adversely affect in any material respect, any part of its shareholding or direct or indirect ownership interest in Petrodelta or the economic benefits to be derived therefrom (including dividends or other distributions); (b) deprives or prevents or would reasonably be expected to deprive or prevent or otherwise adversely affects or would reasonably be expected to otherwise adversely affect in any material respect the exercise by, any of the HVDH Companies of rights in or pertaining to its ownership interest in Petrodelta; (c) deprives or would reasonably be expected to deprive any Petrodelta Company of any part of its fixed and/or current assets, income or revenue, or deprives or would reasonably be expected to deprive any Petrodelta Company of, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, its ability to control or dispose of any of its fixed and/or current assets, income or revenue or other property or to make dividends or other distributions or payments to any of the HVDH Companies; (d) prevents or restricts or would reasonably be expected to prevent or restrict, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, the operation of a Petrodelta Company (including in respect of the availability or use of funds for the purposes of capital or operational expenditure); (e) deprives or prevents or would reasonably be expected to deprive or prevent, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect, the ability of any of the HVDH Companies or Petrodelta Companies to exercise rights in or pertaining to its ownership interest in any of the assets, operations or business of any Petrodelta Company or (f) deprives or would reasonably be expected to deprive any of the HVDH Companies of, or otherwise adversely affects or would reasonably be expected to adversely affect in any material respect its ability to use, control or dispose of its direct or indirect ownership interest in Petrodelta or any inventory, equipment or other fixed or current assets or other property. For the purposes of this definition, any series of measures, whether or not simultaneous or consecutive, undertaken by or on behalf of any Governmental Authority of Venezuela shall be regarded as one measure if their combined effect constitutes (directly or indirectly) an Expropriatory Act.

“Fairly Disclosed” shall mean fully and fairly disclosed with sufficient detail to enable Buyer, acting reasonably, to identify the nature, scope and significance of the relevant matter.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any regulations promulgated thereunder.

“Final Closing” shall have the meaning set forth in Section 3.2(a).

“Final Closing Date” shall have the meaning set forth in Section 3.2(a).

“Financial Statements” in respect of a period, means a profit and loss account and statement of cash flows for that period and a balance sheet as at the end of such period together with the associated notes under applicable accounting principles for HVDH or a Subsidiary of HVDH, as the case may be.

“First Tranche Acquisition” shall mean the acquisition by Buyer or an Affiliate thereof of the First Tranche Subject Shares.

“First Tranche Attributable Proceeds” shall mean 36.25% multiplied by the Venezuela After Tax Value Percentage multiplied by the quotient represented by 1 divided by the Applicable Percentage multiplied by the Transaction Enterprise Value.

“First Tranche Deed of Transfer” shall have the meaning set forth in Section 3.1(b)(v).

“First Tranche FMV Procedures” shall have the meaning set forth in Section 8.4(a)

“First Tranche Purchase Price” shall have the meaning set forth in Section 2.1(b).

“First Tranche Subject Shares” shall have the meaning set forth in Section 4.2(b).

“Fundamental Representations” shall have the meaning set forth in Section 7.2(a).

“GAAP” shall mean the United States generally accepted accounting principles.

“Government Official” shall mean any (i) officer or employee of a Governmental Authority or instrumentality thereof (including any state-owned or controlled enterprise), or of a public international organization, (ii) holder of public office, candidate for public office, political party, official of a political party or member of a royal family or (iii) or any Person acting for or on behalf of any such Governmental Authority or instrumentality thereof.

“Governmental Approvals” shall have the meaning set forth in Section 6.3(a).

“Governmental Authority” shall mean any supranational, United States (federal, state or local), or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau, commission or similar authority.

“Hazardous Substance” shall mean any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapor) which is capable of causing harm or damage to the environment, health or safety or is subject to regulation or liability under any Environmental Law, including but not limited to any petroleum or petroleum products, asbestos and asbestos containing materials, and polychlorinated biphenyls.

“HNR” shall have the meaning set forth in the Preamble.

“HNR Board” shall mean the board of directors of HNR.

“HNR Board Recommendation” shall have the meaning set forth in Section 4.3(c).

“HNR By-laws” shall have the meaning set forth in Section 4.1.

“HNR Charter” shall have the meaning set forth in Section 4.1.

“HNR Common Stock” shall mean the shares of common stock of HNR, par value $0.01 per share.

“HNR Guaranteed Obligations” shall have the meaning set forth in Section 11.12.

“HNR Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“HNR SEC Documents” shall mean (i) other than as set forth in clause (ii), all forms, documents and reports required under the Exchange Act or the Securities Act to be filed or furnished from and after March 16, 2010 and prior to the date of this Agreement by HNR with the SEC (including any amendments thereto since the date of their filing), which are publicly available on the SEC’s website and (ii) solely for purposes of Section 4.29, all forms, documents and reports required under the Exchange Act or the Securities Act to be filed or furnished from and after January 1, 2005 and prior to the date of this Agreement by HNR with the SEC (including any amendments thereto since the date of their filing), which are publicly available on the SEC’s website.

“HNR Stockholder” shall mean each holder of HNR Common Stock.

“HVDH” shall mean Harvest-Vinccler Dutch Holding BV, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of the Netherlands.

“HVDH Companies” shall mean HVDH and each of its Subsidiaries.

“HVDH Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, program, agreement, arrangement or policy relating to stock options, stock purchases or other equity or equity-based compensation, deferred compensation, bonus, incentive, severance, retention, fringe benefits or other employment terms or employee benefits, including individual employment, consulting, change in control and severance agreements, in each case maintained or contributed to, or required to be maintained or contributed to, by the HVDH Companies or pursuant to which the HVDH Companies may have any liability or otherwise providing for payments or benefits for or to any current or former employees, directors, officers or consultants of the HVDH Companies and/or their dependents.

“HVDH Dividend” shall have the meaning set forth in Section 4.30.

“HVDH Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which any HVDH Company leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“HVDH Owned IP” shall mean all Intellectual Property Rights owned or purported to be owned by any HVDH Company.

“HVDH Proposal” shall have the meaning set forth in Section 6.5(j)(i).

“HVDH Registered IP” shall have the meaning set forth in Section 4.14(a).

“Hydrocarbon” shall mean oil, gas, condensate or any other gaseous and liquid hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

“Hydrocarbon Agreements” shall mean Contracts with respect to interests or rights relating to Hydrocarbons or revenues derived therefrom, including: exploration and exploitation concessions and licenses; agreements providing for royalties and/or overriding royalties; agreements with respect to bonuses, production payments, net profit interests and other nonworking interests and non-operating interests; Hydrocarbon leases, joint and other operating agreements, production sharing agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds and royalty deeds; Hydrocarbon sales, exchange and processing contracts and agreements; agreements with respect to surface interests, fee interests, reversionary interests, reservations and concessions; and all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“IFRS” shall mean International Financial Reporting Standards.

“Indebtedness” shall mean, with respect to any Person, without duplication: (a) any obligations for borrowed money, (b) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including “earn-out” payments), (d) any obligations relating to advance payments for goods or services, (e) any capital lease obligations, (f) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements, (g) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing, and (h) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by any HVDH Company to any other HVDH Company or by any Retained Company to any other Retained Company.

“Indemnifiable Matters” shall have the meaning set forth in Section 10.2(a).

“Indemnified Parties” shall have the meaning set forth in Section 10.2(a).

“Indenture” shall mean the indenture governing the HNR’s 11% Senior Notes due 2014.

“Initial Closing” shall have the meaning set forth in Section 3.1(a).

“Initial Closing Date” shall have the meaning set forth in Section 3.1(a).

“Insolvency Event” shall mean in respect of any Person, (i) that an involuntary proceeding is commenced or an involuntary petition is filed in a court of competent jurisdiction seeking (A) relief in respect of such Person, or of a substantial part of the assets of such Person, under any Bankruptcy Law, (B) the appointment of a Custodian for such Person or for a substantial part of the assets of such Person or (C) the liquidation, restructuring, reorganization, winding up or other relief under any Bankruptcy Law in respect of such Person; (ii) such Person (A) voluntarily commences any proceeding, files any petition, passes any resolution, convenes a meeting or otherwise takes any action to seek relief under any Bankruptcy Law, (B) consents to the institution of, or fails to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (i) above, (C) applies for or consents to the appointment of a Custodian for such Person or for a substantial part of the assets of such Person, (D) files an answer admitting the material allegations of a petition filed against it in any proceeding described in clause (i) above, (E) makes a general assignment for the benefit of its creditors or (F) takes any comparable action under any Bankruptcy Law or (iii) a court of competent jurisdiction enters an order under any Bankruptcy Law that (A) appoints a Custodian of such Person or (B) orders the liquidation, restructuring, reorganization, winding up or other relief under any Bankruptcy Law in respect of such Person; or (iv) such Person (A) admits in writing its inability, or fails generally to pay its debts as they become due or (B) has liabilities that exceed its assets.

“Intellectual Property Rights” shall mean all industrial and intellectual property and other similar proprietary rights, in any jurisdiction, whether registered or unregistered, including all rights in and to (i) patents, patent applications, invention disclosures and utility models (“Patents”), (ii) trademarks, service marks, logos, trade dress, trade names, corporate names and all other designations of origin, (“Trademarks”) together with the goodwill symbolized by any of the foregoing, (iii) moral rights, copyrights, designs and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs and software (whether in source code, object code, or other form), (v) trade secrets and rights in other confidential information, including rights in ideas, proprietary information, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, improvements, proprietary processes, technology, technical data, algorithms, specifications, formulae, models, and methodologies, customer lists and supplier lists, and industrial designs (“Trade Secrets”), (vi) Internet domain names and (vii) all applications and registrations for the foregoing.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching Person intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Knowledge” (including the term “Known”) shall mean (i) with respect to Seller, the actual knowledge of the individuals set forth on Section 1.1(a) of the Seller Disclosure Schedule after due and reasonable inquiry of any other executives and managers of HNR and its Subsidiaries (other than any executive or manager of HNR or any of its Subsidiaries who is seconded to Petrodelta) having responsibility for such matters and (ii) with respect to Buyer, the actual knowledge of the individuals set forth on Section 1.1(b) of the Buyer Disclosure Schedule after due and reasonable inquiry of the other executives and managers of Buyer Guarantor and its Subsidiaries having responsibility for such matters.

“Law” shall mean any and all domestic (federal, state or local), tribal or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Liabilities” shall mean any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated or on- or off-balance sheet.

“License Agreement” shall mean any Contract pursuant to which any Acquired Company is granted a license to or right to use or exploit (including by means of a covenant not to sue) Intellectual Property Rights or proprietary rights owned or controlled by third parties.

“Licensed IP Rights” shall mean any Intellectual Property Rights licensed to any Acquired Company or that any Acquired Company is granted a right to use or exploit (including by means of a covenant not to sue) pursuant to a License Agreement.

“Lien” shall mean liens (statutory or other), claims, mortgages, encumbrances, pledges, security interests (including, in respect of shares, depositary receipts for such shares having been issued), easements, rights-of-way, claims, covenants, conditions, restrictions (including transfer restrictions), options, rights of first offer or refusal, third-party rights, limitations on voting rights, encroachments, title defects or charges of any kind or nature whatsoever, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Liquidation Date” means the earlier of the date of the filing of a certificate of dissolution by HNR or any successor entity pursuant to Section 275 of the DGCL or the date on which HNR or any successor entity distributes substantially all of its remaining assets to its stockholders.

“Losses” shall mean all damages, costs, fees, expenses, Liabilities, penalties, interest, deficiencies, settlements, awards, judgments, fines, assessments, or other losses of any kind, including diminution in value, Taxes and any fees, costs or expenses incurred in connection with any Proceeding or the investigation or enforcement of any right of indemnification hereunder.

“Material Adverse Effect” shall mean any (a) change, event, effect, or circumstance (“Event”) that, individually or in the aggregate, would reasonably be expected to prevent or materially affect the ability of HNR or Seller to consummate on a timely basis the transactions contemplated by this Agreement, (b) Expropriatory Act, or (c) Event that, individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies; provided, however, that in the case of the foregoing clause (c), Events to the extent resulting from the following shall be excluded from the determination of Material Adverse Effect: (i) any Event arising after the date hereof generally affecting the international oil and gas industry; (ii) any change in any Law of general applicability or any change in GAAP or, solely as it relates to the Petrodelta Companies, IFRS (or changes in interpretations of any Law or GAAP or IFRS) arising after the date hereof applicable to any of the Acquired Companies or to any of their respective properties or assets; (iii) changes arising after the date hereof in general international economic, regulatory or political conditions or the international financial, credit or securities markets in general; (iv) any changes in the market price or trading volume of HNR Common Stock after the date hereof (but not, in the case of this clause (iv), any Event giving rise to any such change); (v) any suspension of trading in securities generally on the New York Stock Exchange; (vi) any change to the extent solely attributable to the announcement of this Agreement, or the pendency of the transactions contemplated hereby, including any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement and the transactions contemplated thereby; (vii) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (viii) any hurricane, earthquake, flood or other natural disasters or acts of God; (ix) any change resulting from weather conditions or customer use patterns and (x) any failure by HNR to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Buyer and any of its representatives (other than in the case of this clause (x) any Event giving rise to any such failure); provided further however that, (A) in the case of clauses (i), (ii), (iii), (v), (vii), (viii) and (ix), there shall be no exclusion from the definition of Material Adverse Effect if such Event disproportionately impacts the Acquired Companies, in each case relative to companies in the international oil and gas industry (it being understood that an Event that has a disproportionate impact on Persons in the Venezuelan oil and gas industry, as compared to Persons in the international oil and gas industry that do not have assets or operations in Venezuela, will constitute a disproportionate impact) and (B) in the case of clauses (i), (ii), (iii), (vi), (vii) there shall be no exclusion from the definition of Material Adverse Effect in respect of any Event resulting from or related to regulatory, security, social, political or economic conditions in Venezuela or the financial, credit or securities markets applicable to Venezuela or any change in Law applicable in Venezuela or to entities or operations, or interests, properties or assets in Venezuela, such as the imposition of additional fees or other charges for pipeline usage that are not based on costs of operation or amortization or return or invested capital or any change in the fiscal regime of Venezuela, including any change in the rate of any windfall profits or other Tax having a similar effect or the introduction of any such other Taxes applicable to any of the Acquired Companies or to dividends, distributions or payments to any of the Acquired Companies.

“Material HVDH Lease” shall mean any HVDH Lease (a) which has annual rent obligations in excess of $100,000 or (b) for any of the offices in Venezuela of any of the HVDH Companies.

“Merrill Lynch” shall mean Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“Ministry Approvals” shall mean the resolutions passed by the Ministerio del Poder Popular de Energia y Petróleo of Venezuela (today Ministerio del Poder Popular de Petróleo y Minería), (a) setting out the geographical coordinates of the area in which Petrodelta can carry on the “primary activities” described therein and first published in the Official Gazette number 38.467 dated June 27, 2006 and subsequently amended in the Official Gazette number 38.497 dated August 10, 2006 and the Official Gazette number 38.757 dated August 29, 2007 and last published in the Official Gazette number 38.774 dated September 21, 2007 and (b) appointing Harvest-Vinccler C.A. or any of its Affiliates to become the minority partner in Petrodelta, first published in the Official Gazette number 38.462 on June 20, 2006 and subsequently amended and last published in the Official Gazette number 38.484 on July 21, 2006.

“No Vote Fee” shall have the meaning set forth in Section 8.3(a)(iv).

“Notary” shall mean any civil law notary (notaris) of Houthoff Buruma Coöperatief U.A., or such civil law notary’s substitute.

“NYSE” shall mean The New York Stock Exchange.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.17(a).

“OSA” means the operating services agreement dated July 31, 1992 originally between Lagoven, S.A., Benton Oil and Gas Co. and Venezolana de Inversiones y Construcciones Clerico, C.A., and subsequently amended to be between Petróleos de Venezuela S.A., and Harvest-Vinccler, S.C.A.

“Periodic Tax Return” shall mean a Tax Return which is required to be filed by applicable Law less than ninety (90) days (inclusive of any applicable extensions which do not result in additional Taxes payable) after the end of the taxable period to which it relates.

“Permitted Liens” shall mean: (a) (x) with respect to the Subject Shares and the Equity Interests of the HVDH Companies (other than HVDH), restrictions under applicable securities Laws and the terms of the articles of association or other organizational documents of HVDH or such HVDH Company and (y) with respect to the Petrodelta Interest, restrictions under applicable securities Laws and the terms of section 6.3 of the Conversion Agreement and article 12 of the articles of incorporation and bylaws of Petrodelta; (b) with respect to any other properties or assets (other than the Petrodelta Interest or any shares of stock or interests held in any Subsidiary of HNR), (i) any Lien for Taxes, assessments and other governmental charges not yet due or delinquent or due but being contested in good faith and for which adequate accruals or reserves have been established on the Acquired Companies Financial Statements for the nine-month period ended September 30, 2013, (ii) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, arising or incurred in the ordinary course of business; provided, that the underlying obligations (A) are not yet due and payable or (B) if due, are being contested in good faith by appropriate proceeding and which would not reasonably be expected to result in forfeiture of the involved asset, and (iii) with respect to real properties, (A) any zoning and other land use restrictions not violated by the current improvements or current use in any material respect, (B) survey exceptions, utility easements, rights of way and similar agreements, easements, covenants, reservations, restrictions and Liens typical for the applicable property type and locality, and (C) Liens disclosed on existing title reports or existing surveys copies of which have been made available to Buyer; provided, that, in the case of clauses (iii)(A), (iii)(B) and (iii)(C), none of the foregoing, individually or in the aggregate, materially impairs current occupancy, materially detracts from the value of, or materially impairs, and is not reasonably expected to, materially impair, the present or continued use and operation of the affected asset (and excluding in all events any Liens securing the payment of money).

“Person” shall mean an individual, a corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Petrodelta” shall mean Petrodelta S.A.

“Petrodelta Companies” shall mean Petrodelta and each of its Subsidiaries.

“Petrodelta Financial Statements” shall mean the audited consolidated financial statements of Petrodelta and its Subsidiaries for the years ended December 31, 2010, December 31, 2011 and December 31, 2012.

“Petrodelta Interest” shall mean the 40,000 Class B Shares of Petrodelta S.A. held indirectly by HNR as set forth in the Contract for Conversion to a Mixed Company between Corporación Venezolana del Petróleo, S.A., Harvest-Vinccler, S.C.A. and HNR Finance B.V.

“Petrodelta Venezuelan National Assembly Approval” shall mean the approval of the Venezuela National Assembly in relation to the incorporation of Petrodelta as well as the terms and conditions that apply to Petrodelta published in the Official Gazette number 38.430 dated May 5, 2006 and as amended pursuant to the agreements of the Venezuelan National Assembly published in Official Gazettes number 38.473 dated July 6, 2006 and number 38.706 dated June 15, 2007.

“Proceeding” shall have the meaning set forth in Section 4.11.

“Proposed Changed Terms” shall have the meaning set forth in Section 6.5(e)(ii).

“Proxy Date” shall have the meaning set forth in Section 6.2(d).

“Proxy Statement” shall have the meaning set forth in Section 6.2(a).

“Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (a) it has no further comments on the Proxy Statement, or (b) it does not intend to review the Proxy Statement.

“Qualified Institution” shall mean a Federal reserve bank, or an entity that is a commercial or savings bank, industrial savings bank, savings and loan association, trust company, or federally-insured credit union.

“Referee” shall have the meaning set forth in Section 9.11.

“Related Agreements” shall mean (i) the Ancillary Agreement, dated as of the date hereof, between Buyer and Seller, (ii) the Guarantee, dated as of the date hereof, between HNR and Seller, the Shareholders’ Agreement, dated as of the date hereof, between Buyer and Seller, (iv) the First Tranche Deed of Transfer and (v) the Second Tranche Deed of Transfer.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representatives” shall mean, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Restricted Payment Certificate” shall have the meaning set forth in Section 3.2(b).

“Requisite Stockholder Approval” shall have the meaning set forth in Section 4.3(a).

“Restraints” shall have the meaning set forth in Section 7.1(b).

“Restricted Payments” means:

(a) any dividend, bonus or other distribution of capital or income declared, paid or made (whether in cash, in stock or in specie) or any repurchase, redemption, repayment or return of share or loan capital (or any other relevant securities) by any Acquired Company to or for the benefit of any Retained Company;

(b) any payment by an Acquired Company to or for the benefit of (or assets transferred to or Liabilities assumed, indemnified, or incurred by any Acquired Company for the benefit of) any Retained Company (including with respect to any share capital or other securities of any Acquired Company);

(c) any waiver by any Acquired Company of any economic benefit or amount owed to that Acquired Company by any Retained Company;

(d) the payment by an Acquired Company of any professional fees or other Third Party costs or expenses in connection with the transactions contemplated by this Agreement; and

(e) the payment of any Taxes, fees and costs by an Acquired Company as a result of the occurrence of any of those matters set out in paragraphs (a) through (d) above (which shall for the purposes of paragraph (d) of this definition be deemed to have been received by the Person receiving the benefit of the payment in question).

For the purposes of this definition, references the Retained Companies shall include any nominee or agent or any Person receiving monies or the benefit of any waiver or indemnity on behalf of any Retained Company.

“Retained Company” shall have the meaning set forth in Section 4.26(a).

“Rights Agreement” shall mean the Third Amended and Restated Rights Agreement dated as of August 23, 2007 between HNR and Wells Fargo Bank, N.A., as amended.

“SEC” shall mean the Securities and Exchange Commission.

“Second Tranche Acquisition” shall mean the acquisition by Buyer or an Affiliate thereof of the Second Tranche Subject Shares.

“Second Tranche Deed of Transfer” shall have the meaning set forth in Section 3.2(c)(vi).

“Second Tranche Purchase Price” shall mean an amount equal to $275,000,000.

“Second Tranche Subject Shares” shall have the meaning set forth in Section 4.2(b).

“Section 9.2 Period” shall have the meaning set forth in Section 9.2(c).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Charter” shall have the meaning set forth in Section 4.1.

“Seller Disclosure Schedule” shall mean the disclosure schedule delivered by Seller to Buyer prior to the execution of this Agreement.

“Seller Related Parties” shall have the meaning set forth in Section 8.3(b)(ii).

“Seller Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“Stockholders’ Meeting” shall have the meaning set forth in Section 6.2(d).

“Subject Shares” shall have the meaning set forth in Section 4.2(a).

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (itself or together with any other Subsidiary or Subsidiaries), (i) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (ii) otherwise controls, directly, or indirectly through one or more intermediaries, or both, such corporation or other legal entity. For the avoidance of doubt, none of the Petrodelta Companies shall be considered a Subsidiary of HNR or HVDH.

“Superior Proposal” shall have the meaning set forth in Section 6.5(j)(ii).

“Survival Date” shall have the meaning set forth in Section 10.1(a).

“Tax” shall mean any and all taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties, additions to tax, additional amounts in respect of the foregoing, and any obligations or payments to any Person with respect to any of the foregoing) imposed by any Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs’ duties, tariffs, and similar charges; and with respect to Venezuela including but not limited to the royalties and taxes provided for in the Organic Hydrocarbons Law (Official Gazette of August 4, 2006), the special contribution provided for in the “Ley que crea Contribución Especial por Precios Extraordinarios y Precios Exorbitantes en el Mercado Internacional de Hidrocarburos” (Official Gazette of February 20, 2013) and the special contribution provided for in the Petrodelta Venezuelan National Assembly Approval.

“Tax Claim” shall have the meaning set forth in Section 9.8(a).

“Tax Claim Notice” shall have the meaning set forth in Section 9.8(a).

“Tax Credit” shall have the meaning set forth in Section 9.2(e).

“Tax Determination Date” shall mean each of the Initial Closing Date and the Final Closing Date.

“Tax Payor” shall have the meaning set forth in Section 9.8(a).

“Tax Payee” shall have the meaning set forth in Section 9.8(a).

“Tax Return” shall mean any return, declaration, report information statement, claim for refund or other document, including any schedule or attachment thereto, filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax. For the avoidance of doubt, this shall include any Tax Return of a VAT Fiscal Unity.

“Taxing Authority” shall mean any Governmental Authority having the power to impose or collect Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” shall mean any Person or group other than Buyer and its Affiliates.

“Third-Party Claim” shall have the meaning set forth in Section 10.3(a).

“Transaction Enterprise Value” shall mean an amount equal to the total proceeds and other consideration paid or received and to be paid or received in a transaction pursuant to the HNR Proposal in respect of which Seller has exercised its termination right pursuant to Section 8.1(c)(ii) (which shall be deemed to include amounts paid or to be paid into escrow), and in the case of a partnership, joint venture or recapitalization or similar transaction, contributed or to be contributed, in connection with a transaction, including, without limitation: (i) cash; (ii) notes, securities and other property valued at the fair market value thereof; (iii) all Indebtedness of the acquired entities (other than guarantees) outstanding as of the closing date of the transaction or directly or indirectly assumed, refinanced, extinguished or consolidated; (iv) payments to be made in installments; (v) any contingent payments (whether or not related to future earnings or operations); (vi) any extraordinary or special dividends or distributions paid in connection with the transaction and (vii) the difference (which may be positive or negative) between the current liabilities and the current assets of the acquired entities on a consolidated basis (calculated in each case using the same methodology used in the HNR SEC Documents) outstanding as of the closing date of the transaction; provided that the Transaction Enterprise Value shall not include any consideration or proceeds paid to or received by HNR or its Affiliates in connection with any sale or disposition of HNR’s interest in Gabon that has not been made in connection with the transactions contemplated by the HNR Proposal in respect of which Seller has exercised its termination right pursuant to Section 8.1(c)(ii).

“Transfer Decree” shall mean decree 5.653 issued by the President of Venezuela and published in the Official Gazette Number 38.796 dated October 25, 2007.

“Transfer Taxes” shall mean all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the transactions contemplated by this Agreement.

“VAT” shall mean any Taxes levied by reference to added value, sales and or consumption, including but not limited to value added tax (omzetbelasting) as stipulated in the 1968 Value Added Tax Act (Wet op de omzetbelasting 1968).

“VAT Fiscal Unity” shall mean the fiscal unity (fiscale eenheid) between Seller and any HVDH Company pursuant to article 7(4) of the 1968 Value Added Tax Act (Wet op de omzetbelasting 1968) or any other consolidated group for value added tax purposes between Seller or a Seller Related Party and any HVDH Company.

“Venezuela” shall mean the Bolivarian Republic of Venezuela.

“Venezuela After Tax Value Percentage” shall mean 72%; provided that if there is any sale or disposition in respect of HNR’s interest in Gabon (other than in connection with the transactions contemplated by the HNR Proposal in respect of which Seller has exercised its termination right pursuant to Section 8.1(c)(ii)), the Venezuela After Tax Value Percentage shall be equal to 100%.

“Venezuela Approval” shall mean the Ministerio del Poder Popular de Petróleo y Minería of Venezuela’s approval of the change in control resulting from the Second Tranche Acquisition such that there shall be no risk of a right of termination, or obligation to sell or otherwise transfer all or any portion of HNR’s indirect interest in Petrodelta at any time under section 6.3 of the Conversion Agreement or article 12 of the articles of incorporation and bylaws of Petrodelta or otherwise or any violation under section 6.3 of the Conversion Agreement or article 12 of the articles of incorporation and bylaws of Petrodelta or otherwise under any Core Petrodelta Document or applicable Law.

“Venezuela Hydrocarbon Contract” shall mean the contract for the sale and purchase of hydrocarbons between Petrodelta and Petróleos de Venezuela, S.A. dated January 17, 2008, pursuant to the terms of the Conversion Agreement.

“Vinccler” shall mean Oil & Gas Technology consultants (Netherlands) Coöperatie U.A.

“Vinccler Shares” shall have the meaning set forth in Section 4.2(a).

ARTICLE II

SHARE PURCHASE

Section 2.1 Purchase and Sale of First Tranche Subject Shares.

(a) Subject to the terms and conditions specified in this Agreement, at the Initial Closing, Seller shall sell, transfer and deliver the First Tranche Subject Shares to Buyer, with full title and guarantee free from all Liens (other than applicable Permitted Liens), together with all rights and benefits attached thereto (including in respect of all dividends attached to the First Tranche Subject Shares paid after September 30, 2013, regardless of whether declared before, on or after the date hereof and regardless of the record date therefor other than the HVDH Dividend), and Buyer shall purchase and accept such First Tranche Subject Shares from Seller.

(b) In exchange for the sale, transfer and delivery of the First Tranche Subject Shares to Buyer in accordance with Section 2.1(a), Buyer shall pay an aggregate consideration of $125,000,000 (the “First Tranche Purchase Price”) by wire transfer from a Qualified Institution of immediately available funds at the Initial Closing to an account at a Qualified Institution designated by Seller at least two (2) Business Days prior to the date hereof. Buyer shall not be obliged to complete the purchase of any of the First Tranche Subject Shares unless the sale, transfer and delivery of all of the First Tranche Subject Shares is completed simultaneously in accordance with the terms of this Agreement.

Section 2.2 Purchase and Sale of Second Tranche Subject Shares.

(a) Subject to the terms and conditions specified in this Agreement, at the Final Closing, Seller shall sell, transfer and deliver the Second Tranche Subject Shares to Buyer, with full title and guarantee free from all Liens (other than applicable Permitted Liens), together with all rights and benefits attached thereto (including in respect of all dividends attached to the Second Tranche Subject Shares paid after September 30, 2013, regardless of whether declared before, on or after the date hereof and regardless of the record date therefor other than the HVDH Dividend), and Buyer shall purchase and accept such Second Tranche Subject Shares from Seller.

(b) In exchange for the sale, transfer and delivery of the Second Tranche Subject Shares to Buyer in accordance with Section 2.2(a), Buyer shall pay the Second Tranche Purchase Price by wire transfer from a Qualified Institution in immediately available funds at the Final Closing to an account at a Qualified Institution designated by Seller at least two (2) Business Days prior to the Final Closing Date. Buyer shall not be obliged to complete the purchase of any of the Second Tranche Subject Shares unless the sale, transfer and delivery of all of the Second Tranche Subject Shares is completed simultaneously in accordance with the terms of this Agreement.

ARTICLE III

CLOSING

Section 3.1 Initial Closing.

(a) Subject to and in accordance with the provisions of this Agreement, the closing of the purchase and sale of the First Tranche Subject Shares (the “Initial Closing”) will take place at the offices of Baker Botts L.L.P., One Shell Plaza, 910 Louisiana St., Houston, Texas 77002 on the date hereof (the “Initial Closing Date”).

(b) At the Initial Closing:

(i) Seller shall deliver to the Notary:

(1) a written shareholders’ resolution approving the transfer of the First Tranche Subject Shares and Second Tranche Subject Shares, duly executed by Seller and Vinccler;

(2) the shareholders’ register of HVDH;

(3) duly legalized power-of-attorney with respect to execution of the First Tranche Deed of Transfer;

(4) and such other documents as may be customary and required under applicable Law, or reasonably required by the Notary for the consummation of the transfer of the First Tranche Subject Shares to Buyer.

(ii) Buyer shall transfer the First Tranche Purchase Price in accordance with Section 2.1(b).

(iii) Buyer shall deliver to Seller the Related Agreements, duly executed by Buyer.

(iv) Seller shall deliver to Buyer:

(1) the Related Agreements, duly executed by Seller and HNR;

(2) a certificate, dated the Initial Closing Date, and signed by an executive officer of Seller, certifying that: (A) each of the Fundamental Representations shall be true and correct in all respects at and as of the Initial Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (B) each of the representations and warranties set forth in Article IV hereof (other than the Fundamental Representations) without giving effect to any qualifications as to materiality or Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the Initial Closing Date, (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (B) for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect;

(3) a release in the form attached as Exhibit B hereto; and

(4) a written confirmation from Vinccler that no amounts are owed by the HVDH Companies to Vinccler or any of its Affiliates as of the Initial Closing Date, in form and substance satisfactory to Buyer.

(v) Buyer and Seller shall cause the First Tranche Subject Shares to be transferred to the Buyer by way of execution of the notarial deed of transfer of shares substantially in the form attached as Exhibit A hereto (the “First Tranche Deed of Transfer”).

Section 3.2 Final Closing

(a) Subject to and in accordance with the provisions of this Agreement, the closing of the purchase and sale of the Second Tranche Subject Shares (the “Final Closing”) will occur at 10:00 a.m. local time at the offices of Cleary Gottlieb Steen & Hamilton, LLP (or such other location agreed to by the parties) on the date (the “Final Closing Date”) that is five Business Days after the conditions in Section 7.1, Section 7.2, and Section 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Final Closing). The parties may extend the Final Closing Date at any time and from time-to-time by mutual written agreement.

(b) By no later than five (5) Business Days prior to the Final Closing Date, Seller shall deliver a certificate (the “Restricted Payment Certificate”) to Buyer, in form and substance reasonably satisfactory to Buyer and signed by an executive officer of Seller, that states that no Restricted Payments have been made since September 30, 2013 and accurately states the aggregate amount of the Distributions made after September 30, 2013 and prior to the Final Closing together with reasonable details and evidence of source of and authorization for the Distributions, including, as applicable, certified true and complete copies of the relevant minutes of the board of the applicable Acquired Company declaring the payment of such Distribution.

(c) At the Final Closing:

(i) Seller shall deliver to the Notary:

(1) the written shareholders’ resolution delivered pursuant to Section 3.1(b)(i)(1) or, if such resolution is no longer in effect pursuant to the articles of association of HVDH or otherwise, a written shareholders’ resolution or minutes of a duly meeting convened shareholder’s meeting approving the transfer of the Second Tranche Subject Shares, which in each case is effective pursuant to the articles of association of HVDH and is duly executed by the applicable HVDH shareholders;

(2) the shareholders’ register of HVDH;

(3) duly legalized power-of-attorney with respect to execution of the Second Tranche Deed of Transfer;

(4) and such other documents as may be customary and required under applicable Law, or reasonably required by the Notary for the consummation of the transfer of the Second Tranche Subject Shares to Buyer.

(ii) Buyer shall transfer the Second Tranche Purchase Price in accordance with Section 2.2(b);

(iii) Seller shall deliver to Buyer:

(1) all minute books, stock records and seals (if any) of the HVDH Companies and all minute books and stock records (or copies thereof) of the Petrodelta Companies in the possession of HNR or any of its Subsidiaries (other than the HVDH Companies);

(2) duly executed resignations, as contemplated by Section 6.8(a);

(3) the certificate of Seller required by Section 7.2(d), duly executed by Seller;

(4) the certificate of HNR required by Section 7.2(d), duly executed by HNR;

(5) a release in the form attached as Exhibit B hereto;

(6) revocations (in form and substance satisfactory to Buyer) of all powers of attorney and banking mandates issued by the HVDH Companies to persons nominated by an HVDH Company or any Retained Company including such powers of attorney and banking mandates specified in the Seller Disclosure Schedule;

(7) revocations (in form and substance satisfactory to Buyer) of all banking mandates issued by any Petrodelta Company to persons nominated by an HVDH Company or any Retained Company including such banking mandates specified in the Seller Disclosure Schedule; and

(8) all such other documents and instruments as may be reasonably required by Buyer to consummate the transactions contemplated by this Agreement.

(iv) Seller shall deliver or cause to be delivered to Buyer the following, in each case, at a time and location and in a medium and method reasonably requested by Buyer:

(1) any check books and all financial and accounting books and records of each of the HVDH Companies;

(2) all Contracts to which each of the HVDH Companies is party;

(3) all other documents and information of the HVDH Companies;

(4) all of the share certificates in respect of the Petrodelta Interest; and

(5) all documents and information provided or made available by Petrodelta to any HVDH Company including board papers, financial and accounting books and communications between Petrodelta and any Governmental Authority, CVP and/or Petróleos de Venezuela S.A.

(v) Buyer shall deliver to Seller the certificate required by Section 7.3(c); and

(vi) Buyer and Seller shall cause the Second Tranche Subject Shares to be transferred to the Buyer by way of execution of the notarial deed of transfer of shares substantially in the form attached as Exhibit C hereto (the “Second Tranche Deed of Transfer”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND HNR

Except as Fairly Disclosed in (i) HNR SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in any such form, report, schedule, statement or other document to the extent they are predictive or forward-looking in nature) (provided, that in no event shall any disclosure in such HNR SEC Documents qualify or limit the Fundamental Representations) or (ii) the corresponding section of the Seller Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Seller Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article IV to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), each of HNR and Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Final Closing Date:

Section 4.1 Organization and Qualification; Subsidiaries. HNR, Seller and each Acquired Company is a corporation or legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. HNR, Seller and each Acquired Company is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. The investment of HNR and Seller (through one of their Subsidiaries) in Petrodelta has been duly registered as a foreign investment with the Ministerio del Poder Popular de Petróleo y Minería of Venezuela in accordance with applicable Law. The copies of the Amended and Restated Articles of Association of Seller (the “Seller Charter”) and the Amended and Restated Certificate of Incorporation of HNR (the “HNR Charter”) and the Restated By-laws of HNR (the “HNR By-laws”) made available to Buyer prior to the date hereof, are, in each case, true, complete and correct copies of such documents in effect on the date hereof.

Section 4.2 Ownership; Capitalization.

(a) The authorized capital stock of HVDH consists of 72,000 ordinary Class A shares and 18,000 ordinary Class B shares with a nominal value of one EUR, of which 20,000 Class A shares and 5,000 Class B shares are outstanding. Seller is the sole record and beneficial owner of the 20,000 Class A shares of HVDH (the “Subject Shares”) free and clear of any Liens (other than Permitted Liens). Vinccler is the sole record owner of the 5,000 Class B shares the (“Vinccler Shares”). The Subject Shares represent eighty percent (80%) of the entire allotted, duly authorized and validly issued share capital of HVDH and are duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. The Subject Shares represent eighty percent (80%) of the voting rights (other than with respect to class voting rights) of shareholders of HVDH and are not subject to any restrictions as to voting. There are no outstanding depository receipts (certificaten) in respect of any of the Subject Shares or the Vinccler Shares. Other than the Subject Shares and the Vinccler Shares, there are no outstanding shares of capital stock or other Equity Interests of HVDH.

(b) Immediately following the Initial Closing, Buyer will have good title to 7,250 Subject Shares (the “First Tranche Subject Shares”) free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the transfer of the First Tranche Subject Shares to Buyer at the Initial Closing). The First Tranche Subject Shares represent twenty-nine percent (29%) of the entire allotted, duly authorized and validly issued share capital of HVDH and the voting rights of shareholders of HVDH (other than with respect to class voting rights) and are not subject to any restrictions as to voting. Immediately following the Final Closing, in addition to any First Tranche Subject Shares held by Buyer, Buyer will own beneficially and of record 12,750 Subject Shares (the “Second Tranche Subject Shares”) free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the transfer of the Second Tranche Subject Shares to Buyer at the Final Closing). The Second Tranche Subject Shares represent fifty-one percent (51%) of the entire allotted, duly authorized and validly issued share capital of HVDH and the voting rights of shareholders of HVDH (other than with respect to class voting rights) and are not subject to any restrictions as to voting. As of the Final Closing Date, Buyer or its Subsidiaries will have good title to all of the outstanding shares of capital stock or other Equity Interests of the Subsidiaries of HVDH and the Petrodelta Interest free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the transfer of the Subject Shares to Buyer pursuant to this Agreement).

(c) Section 4.2(c)(i) of the Seller Disclosure Schedule sets forth a true and complete list of each Subsidiary of Petrodelta Known to Seller, each Subsidiary of HVDH and, with respect to each such Subsidiary and Petrodelta, (x) jurisdictions of organization, (y) the ownership interest of HVDH in Petrodelta and each of the Subsidiaries of HVDH, and the ownership interest of any other Person or Persons in each Subsidiary of HVDH and (z) to the Knowledge of Seller, the ownership interests of any other Person or Persons in Petrodelta, the ownership interests of Petrodelta in each of its Subsidiaries and the ownership interest of any other Person or Persons in each Subsidiary of Petrodelta. The capital stock of Petrodelta consists of 1,000,000,000 Bolivares and 100,000 shares of common stock with a par value of 10,000 Bolivares each, which are classified as Class A shares or Class B shares. There are currently issued and outstanding 60,000 Class A shares, representing a 60% interest in the capital stock of Petrodelta, and the Petrodelta Interest, representing a 40% interest in the capital stock of Petrodelta. All of the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of HVDH and the Petrodelta Interest is (A) (to the extent such concept is applicable) duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights, and (B) owned (of record and beneficially), free and clear of any Liens (other than Permitted Liens, all of which have been waived in connection with, or are otherwise inapplicable to, the transfer of the Subject Shares to Buyer pursuant to this Agreement), by HVDH or a Subsidiary of HVDH. To the Knowledge of Seller, each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Petrodelta is (A) (to the extent such concept is applicable) duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights and (B) owned (of record and beneficially), free and clear of all Liens (other than restrictions under applicable securities Laws and the terms of the articles of association or other organizational documents of such Person), by Petrodelta or one of its Subsidiaries. The Petrodelta Interest is duly recorded in the Stock Registry Book of Petrodelta in accordance with applicable Law. Section 4.2(c)(ii) of the Seller Disclosure Schedule sets forth a true and complete corporate structure chart of HVDH, including all the Subsidiaries of HVDH, Petrodelta, and to the Knowledge of Seller, all the Subsidiaries of Petrodelta and reflecting (i) the owners HVDH and its Subsidiaries and the owners of Petrodelta which are HVDH Companies and (ii) to the Knowledge of Seller, the owners of Petrodelta which are not HVDH Companies and the owners of all Subsidiaries of Petrodelta.

(d) There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which any Acquired Company is a party or by which any Acquired Company is bound obligating any Acquired Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other Equity Interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other Equity Interests in, any Acquired Company or obligating any Acquired Company to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. There are no outstanding contractual obligations of any Acquired Company affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of any Equity Interests in any Acquired Company other than as may be set out in the articles of association or other organizational documents of an HVDH Company, or in the case of Petrodelta, in section 6.3 of the Conversion Agreement and article 12 of the articles of incorporation and bylaws of Petrodelta. There are no outstanding bonds, debentures, notes or other Indebtedness of HVDH having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the shareholders of HVDH may vote. There is no Person (other than Buyer) who is entitled to acquire or receive any shares of capital stock or other securities of HVDH. HVDH does not own, directly or indirectly, any shares or stock in the capital of, nor does it have any, direct or indirect, beneficial interest in any company, entity or business organization other than HNR Finance B.V., Harvest Vinccler Ltd., Harvest-Vinccler, S.C.A., Petrodelta and its Subsidiaries.

(e) Prior to the date hereof, Seller has made available to Buyer true, complete and correct copies of the articles of association, charter and bylaws (or similar organizational documents) of each HVDH Company and Petrodelta (including, for the avoidance of doubt, in the case of Petrodelta, the Core Petrodelta Documents as amended to the date of this Agreement) and, to the extent in its possession, each Subsidiary of Petrodelta, each as in full force and effect as of the date hereof and such organizational documents are listed on Section 4.2(e) of the Seller Disclosure Schedule. Other than the organizational documents made available to Buyer pursuant to the foregoing sentence, there are no Contracts, arrangements, shareholder agreements, voting trusts, proxies or understandings which relate to the governance of or the voting, registration, transfer or issuance of shares or Equity Interests of any HVDH Company or the Petrodelta Interest, to the Knowledge of Seller, any other shares or Equity Interests of Petrodelta or any Subsidiary of Petrodelta.

(f) Except for the capital stock or other Equity Interests of the Subsidiaries of HVDH and Petrodelta, as applicable, neither HVDH nor, to the Knowledge of Seller, Petrodelta, directly or indirectly, own any capital stock, Equity Interest or other voting or equity securities or interests in any Person. No HVDH Company or, to the knowledge of Seller, Petrodelta Company acts or carries on, business in partnership with any other person or is party to any joint venture agreement.

(g) None of HVDH or any of its Subsidiaries, and, to the Knowledge of Seller, none of Petrodelta or any of its Subsidiaries, has entered into any commitment, arrangement or agreement, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person.

(h) No HVDH Company has, and, to Seller’s Knowledge, no Petrodelta Company has any branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

(i) All documents required to be delivered by any Acquired Company to the Dutch Trade Registrar, the Venezuelan Commercial Registry and Registrar of Companies of the Cayman Islands (or equivalent authority and in accordance with the Laws of any applicable jurisdiction) are, with respect to each HVDH Company, and to Seller’s Knowledge with respect to each Petrodelta Company, complete and accurate in all respects and have been properly delivered.

(j) The statutory books of each HVDH Company have been properly kept, are up to date and contain complete and accurate details of all matters required by applicable Laws to be entered in them and comply with such applicable Laws. No notice or indication that any of them is incorrect or should be rectified has been received.

Section 4.3 Authority Relative to Agreement.

(a) Each of HNR and Seller has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject solely in the case of the Second Tranche Acquisition to obtaining, at the Stockholders’ Meeting, the affirmative vote of the holders of a majority of the outstanding shares of HNR Common Stock (the “Requisite Stockholder Approval”) entitled to vote thereon at the Stockholders’ Meeting in favor of the Second Tranche Acquisition. The execution and delivery of this Agreement by HNR and Seller and the consummation by HNR and Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of HNR or Seller are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the consummation of the Second Tranche Acquisition, the receipt of the Requisite Stockholder Approval). This Agreement has been duly and validly executed and delivered by HNR and Seller and, assuming the due authorization, execution and delivery by Buyer and Buyer Guarantor, constitutes a legal, valid and binding obligation of each of HNR and Seller, enforceable against each of HNR and Seller in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

(b) Seller has all necessary corporate power and authority to execute and deliver, as applicable, the Related Agreements and, subject to the conditions herein and therein, to perform its obligations thereunder and consummate the transactions contemplated thereby. The execution and delivery of the Related Agreements by Seller, and the consummation by Seller of the transactions contemplated by the Related Agreements have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of either Seller or HNR are necessary to authorize the execution and delivery of the Related Agreements or, subject to the conditions therein, to consummate the transactions contemplated thereby. The Related Agreements have been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other parties thereto, as applicable, the Related Agreements constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

(c) The HNR Board, at a meeting duly called and held, has, (i) determined that this Agreement and the transactions contemplated hereby are expedient, advisable, fair to and in the best interests of HNR and HNR’s stockholders, (ii) approved this Agreement, (iii) approved the transactions contemplated by this Agreement (including entry into the Related Agreements) and (iv) resolved to recommend that the stockholders of HNR approve the consummation of the Second Tranche Acquisition, in accordance with the terms of this Agreement (the “HNR Board Recommendation”) and directed that such matter be submitted for the consideration of the stockholders of HNR at the Stockholders’ Meeting, which resolutions have not been, other than in accordance with Section 6.5(c) and Section 6.5(d), rescinded, modified or withdrawn in any way.

Section 4.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement or the Related Agreements, the consummation by HNR and Seller of the First Tranche Acquisition or the Second Tranche Acquisition or the Related Agreements or the performance by either HNR or Seller of their respective obligations hereunder or thereunder will (i) subject to, in the case of the consummation of the Second Tranche Acquisition, obtaining the Requisite Stockholder Approval, conflict with or violate HNR Charter, Seller Charter, HNR By-laws or the charter or bylaws (or similar organizational documents) of any Acquired Company, (ii) violate the DGCL (including Section 170 thereof), (iii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 4.4(b) have been obtained or made, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to HNR or Seller or any Acquired Company or by which any property or asset of HNR or Seller or any Acquired Company is bound or affected or (iv) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, relieve a Person from an obligation under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of HNR, Seller or any Acquired Company, pursuant to (A) subject to, in the case of consummation of the Second Tranche Acquisition, obtaining the Venezuela Approval, any of the Core Petrodelta Documents, (B) the Indenture or (C) any other Seller Material Contract, other than, in the case of clauses (iii) and (iv)(C), any such violation, breach, default, right of termination, amendment, acceleration, cancellation or Lien that has not had, individually or in the aggregate, a Material Adverse Effect.

(b) None of the execution and delivery of this Agreement or the Related Agreements, the consummation by HNR or Seller, as applicable, of the transactions contemplated by this Agreement or the Related Agreements, or HNR’s or Seller’s performance of its obligations hereunder and thereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) any filings required under the rules of NYSE, (iii) the Venezuela Approval and (iv) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, has not had, individually or in the aggregate, a Material Adverse Effect.

Section 4.5 Permits and Licenses. Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Acquired Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for each Acquired Company to carry on its respective businesses as they are now being conducted (the “Acquired Company Permits”). Section 4.5 of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of each such Acquired Company Permit that is held by an HVDH Company and the holder thereof. Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such Acquired Company Permits are in full force and effect and no Acquired Company is in default or violation of any such Acquired Company Permit. No HVDH Company, and to the Knowledge of Seller, no Petrodelta Company, has received any written notice since March 16, 2010 from any Governmental Authority threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any such Acquired Company Permit and, to the Knowledge of Seller, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any such Acquired Company Permit which would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the execution nor performance of this Agreement or the Related Agreements will result in any Acquired Company losing the benefit of any Acquired Company Permit which it possessed immediately prior to execution of this Agreement, except for such loss of any benefit that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6 Compliance with Laws. Except for instances of non-compliance, default or violation that have not had, individually or in the aggregate, a Material Adverse Effect, (i) each HVDH Company and, to the Knowledge of Seller, each Petrodelta Company is, and has been since January 1, 2010, in compliance with, and has not received written notice of any default or violation of, any Laws applicable to such Acquired Company or by which any property, asset or right of such Acquired Company is bound or affected and (ii) the Seller and each HVDH Company has been generally paying its debts as they come due in the ordinary course of its business.

Section 4.7 Financial Statements; HNR SEC Documents.

(a) As of their respective filing dates, or if amended or restated after the date of filing, as of the date of the last such amendment or applicable subsequent filing, the HNR SEC Documents did not contain any untrue statement of a material fact, with respect to the HVDH Companies or, to the Knowledge of Seller, the Petrodelta Companies, or omit to state any material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to the HVDH Companies or, to the Knowledge of Seller, the Petrodelta Companies.

(b) To Seller’s Knowledge, the Petrodelta Financial Statements fairly present in all material respects the financial condition and results of operations of Petrodelta and its Subsidiaries as of the date thereof and for the periods indicated therein, all in accordance with IFRS. The Acquired Companies Financial Statements fairly present in all material respects the consolidated financial condition and results of operations of the HVDH Companies, and to the Seller’s Knowledge, the Petrodelta Companies, as of the date thereof and for the period indicated therein, all in accordance with GAAP, except for the absence of footnote disclosures to the extent required by GAAP and for any audit adjustments, none of which are material, it being understood that the Petrodelta Companies have been accounted for in the Acquired Companies Financial Statements on an equity accounting basis in accordance with GAAP. For the purposes of this paragraph (a), the words “fairly present in all material respects” will be substituted with the equivalent terminology applicable under local auditing or statutory regulations to denote accounts in respect of which an unqualified auditor’s certificate has been given.

(c) No change has been made to the accounting policies or to any other accounting treatment of any of the HVDH Companies, or to the Knowledge of Seller, any of the Petrodelta Companies, for at least three (3) years prior to the date hereof.

(d) The accounting and other records of each of the HVDH Companies, and to the Knowledge of Seller, each of the Petrodelta Companies, are up to date and have been fully, properly and accurately maintained and are in the possession of the relevant Acquired Company, as applicable. Each HVDH Company that is organized under the laws of the Netherlands has duly and timely complied with its publication obligations in relation to its annual accounts.

(e) To Seller’s Knowledge, the provision for bad and doubtful debts in the Petrodelta Financial Statements have been determined in accordance with IFRS. The provision for bad and doubtful debts included in the Acquired Companies Financial Statements and the consolidated financial statements of HNR included in HNR SEC Documents have been determined in accordance with GAAP.

(f) As of the date of such financial statements, none of the HVDH Companies, or to the Knowledge of Seller, the Petrodelta Companies, has any liabilities (whether actual, contingent, unquantified or disputed) which were required in accordance with IFRS or GAAP, as applicable, to be reflected in the Petrodelta Financial Statements or the Acquired Company Financial Statements and which were not so reflected.

Section 4.8 Absence of Certain Changes or Events. Since September 30, 2013, there has not been any Event that has had, individually or in the aggregate, a Material Adverse Effect with respect to the HVDH Companies or, to the Knowledge of Seller, the Petrodelta Companies. Since December 31, 2012 through September 30, 2013, there has not been any Event that has had, individually or in the aggregate, a Material Adverse Effect with respect to the HVDH Companies or, to the Knowledge of Seller, the Petrodelta Companies. Since December 31, 2012, each of the HVDH Companies and, to the knowledge of Seller, the Petrodelta Companies have conducted their business only in the ordinary course of business consistent with past practice, and none of the HVDH Companies have taken any action that if taken after the date of this Agreement would constitute a violation of Section 6.1(d)(i), (ii), (iii), (iv), (vii), (viii), (ix), (xi), (xiii), (xv), (xvi), (xvii), (xix) or (xxi) or, to the extent related to the foregoing sections, Section 6.1(d)(xxvi). To the Knowledge of Seller, none of the Petrodelta Companies have taken any action that if taken after the date of this Agreement would, if such Petrodelta Company were an HVDH Company, constitute a violation of Section 6.1(d)(ii), (iii)(B), (iii)(C), (iii)(D), (xx) or (xxi) or to the extent relating to the foregoing sections, Section 6.1(d)(xxvi).

Section 4.9 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Acquired Company Financial Statements or the notes thereto, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012 and (c) for liabilities or obligations under GAAP (in respect of the HVDH Companies) or IFRS (in respect of the Petrodelta Companies) incurred in connection with the transactions contemplated by this Agreement that have not had and would not reasonably be expected to have a Material Adverse Effect, no Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether due or to become due, that are required by GAAP or IFRS, as applicable, to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Acquired Companies or on an audited balance sheet of Petrodelta or any of its Subsidiaries. Section 4.9 of Seller Disclosure Schedule sets forth each former Subsidiary of any HVDH Company that has been liquidated, dissolved or merged out of existence since December 31, 2004. Each such entity at the time of its liquidation, dissolution or merger had no liabilities other than as set forth on such section of the Seller Disclosure Schedule.

Section 4.10 Highest and Best Offer. The First Tranche Purchase Price and the Second Tranche Purchase Price to be paid by Buyer in accordance with the terms of this Agreement are fair value for the First Tranche Acquisition and the Second Tranche Acquisition, respectively, and the First Tranche Acquisition and the Second Tranche Acquisition are the highest and best offer available to the Seller for the Subject Shares as of the date of this Agreement.

Section 4.11 Absence of Litigation. Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no claim, suit, action, litigation, arbitration, mediation, proceeding or investigation (each, a “Proceeding”) pending against any HVDH Company or, to the Knowledge of Seller, pending against any Petrodelta Company or threatened against any Acquired Company. As of the date hereof, there are no Proceedings pending against any Acquired Company or, to the Knowledge of Seller, threatened against any Acquired Company challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. To the Knowledge of Seller, (x) no officer or director of any Acquired Company is a defendant in any Proceeding in connection with his or her status as an officer or director of any Acquired Company, and (y) no such Proceeding is threatened in writing, in either case that has had, or would be reasonably be expected to have, a Material Adverse Effect.

Section 4.12 Environmental Matters. Except as has not had, individually or in the aggregate, a Material Adverse Effect, (a) each HVDH Company, and to the Knowledge of Seller, each Petrodelta Company, is and since January 1, 2010 has been, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by such entities of all Environmental Permits, and compliance with the terms and conditions thereof); (b) each such Environmental Permit held by an HVDH Company and, or to the Knowledge of Seller, held by a Petrodelta Company, is valid, subsisting and in full force and effect, and no appeals or other proceedings are pending or threatened with respect to the issuance, terms or conditions of any such Environmental Permit; (c) no HVDH Company, and to the Knowledge of Seller, no Petrodelta Company, has, since January 1, 2010, received any written notice alleging any violation of any Environmental Law or Environmental Permit or of any civil, criminal, regulatory or administrative action, claim, investigation or other Proceeding or suit relating to Environmental Law or Environmental Permits; (d) there is no Environmental Claim pending against any HVDH Company or, to the Knowledge of Seller, pending against any Petrodelta Company or threatened against any Acquired Company; (e) no HVDH Company, and to the Knowledge of Seller, no Petrodelta Company, has caused or permitted (other than in compliance with applicable Law) or is responsible or liable for the presence of, any exposure to or any Releases of Hazardous Substances, whether or not on, at, in or underneath any property currently owned or leased by any Acquired Company, or any investigation or remediation relating thereto; (f) no HVDH Company, and to the Knowledge of Seller, no Petrodelta Company, has entered into any Contract, undertaking, warranty or indemnity to assume actual or contingent liability for any environmental matters; and (g) Seller has delivered to, or has otherwise made available for inspection by Buyer, all material investigation reports, studies, audits, test results or similar documents relating to an Acquired Company in the possession, control or custody of HNR or any Subsidiary of HNR related to environmental, health or safety matters or Hazardous Substances.

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Seller Disclosure Schedule lists the name of each material HVDH Company Benefit Plan. HNR has made available to Buyer prior to the date hereof copies of the most recent HVDH Company Benefit Plan document and all amendments and exhibits thereto.

(b) There are no material undisclosed liabilities of the HVDH Companies relating to current or former employees of the HVDH Companies, including relating to compensation and benefits, termination of employment or any HVDH Company Benefit Plan.

(c) Neither the execution of this Agreement, the Requisite Stockholder Approval nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event): (i) is reasonably expected to entitle any employees of HVDH Companies to severance pay or any increase in severance pay upon any termination of employment after the date hereof or (ii) is reasonably expected to accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the HVDH Company Benefit Plans.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Seller Disclosure Schedule sets forth a list of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, (iii) Copyright applications and registrations, and (iv) Internet domain names, in each case, owned or filed by or held in the name of any HVDH Company (“HVDH Registered IP”); indicating with respect to all items listed in items (i) through (iii), where applicable, the jurisdiction in which each of the items of HVDH Registered IP has been applied for, filed, issued or registered, the application/registration number and the current owner of record. An HVDH Company exclusively owns all right, title and interest in, to and under the HVDH Registered IP in respect of which it is listed as owner in Section 4.14(a) of the Seller Disclosure Schedule.

(b) The HVDH Companies, collectively, own or have the valid right or license to use and exploit all Intellectual Property Rights used, held for use or exploited in their respective businesses, free and clear of any Liens other than Permitted Liens.

(c) There is no pending, or to Seller’s Knowledge, threatened Proceeding concerning the validity, enforceability or ownership of HVDH Owned IP, or the right of any HVDH Company or, to the Knowledge of Seller, any Petrodelta Company, to use or exploit any HVDH Owned IP or Licensed IP Rights. None of the HVDH Owned IP is subject to any action, Order, Contract or stipulation restricting in any manner its use, distribution, transfer, licensing or other exploitation by any Acquired Company.

(d) Neither the conduct of the businesses of any HVDH Company, as currently conducted and as have been conducted in the past six (6) years, nor any products or services of any Acquired Company, infringes, violates or misappropriates or infringed, violated or misappropriated any Intellectual Property Rights of any other Person; provided, however, that the foregoing representation is made to the Knowledge of Seller with respect to the conduct of the businesses of Petrodelta and its Subsidiaries and the products or services of Petrodelta and its Subsidiaries. No HVDH Company and, to the Knowledge of Seller, no Petrodelta Company, has received, since March 1, 2010, any written charge, complaint, claim, demand or notice, including for indemnification, nor is there any pending or, to Seller’s Knowledge, threatened Proceeding, alleging any such infringement, violation or misappropriation or claiming indemnification for, any such infringement, violation or misappropriation that has not been settled or otherwise fully resolved. To Seller’s Knowledge, no other Person has infringed, violated or misappropriated any Intellectual Property Rights owned by any Acquired Company, and to the Knowledge of Seller, no Acquired Company has sent any written charge, complaint, claim, demand or notice alleging such infringement, violation or misappropriation.

Section 4.15 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, any HVDH Company, and to the Knowledge of Seller, any Petrodelta Company, have been duly filed when due (including any applicable extensions which do not result in additional Taxes payable) in accordance with all applicable Laws, and such Tax Returns are true, correct and complete in all material respects.

(b) Each HVDH Company, and to the Knowledge of Seller, each Petrodelta Company, has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable or required by applicable Law to be withheld and remitted, or where payment is not yet due or is being contested in good faith pursuant to appropriate procedures, has established an adequate accrual in accordance with GAAP or IFRS, as applicable, that is reflected in the Acquired Companies Financial Statements. Since the December 31, 2012, none of the HVDH Companies, and, to the Knowledge of Seller, none of Petrodelta and its Subsidiaries, has incurred (or taken an action that will result in the incurrence of) a Tax liability outside of their ordinary course of business.

(c) No HVDH Company and, to the Knowledge of Seller, none of Petrodelta and its Subsidiaries, has agreed or is required to make any material adjustments pursuant to transfer pricing laws and no HVDH Company (and to the Knowledge of Seller, none of Petrodelta and its Subsidiaries) has received any notice in writing from a Taxing Authority proposing any such material adjustment or change. All intercompany transactions to which an HVDH Company is a party have been entered into pursuant to terms that are compliant, in all material respects, with applicable transfer pricing Law. Each HVDH Company has complied with all material reporting or documentation requirements in all relevant jurisdictions in respect of all intercompany transactions (including maintenance of required records with respect thereto).

(d) There are no Liens for Taxes upon any property or assets of any HVDH Company (and, to the Knowledge of Seller, of Petrodelta or its Subsidiaries) except for Permitted Liens;

(e) There is no Proceeding pending with respect to Taxes or, to the Knowledge of Seller, threatened against or with respect to any HVDH Company. To the Knowledge of Seller, there is no Proceeding pending or threatened with respect to Taxes against or with respect to Petrodelta or its Subsidiaries. No request for a ruling that relates to the Taxes or Tax Returns of the HVDH Companies, or, to the Knowledge of Seller, Petrodelta or its Subsidiaries, is currently pending with any Taxing Authority. No extension or waiver of any statute of limitations in respect of any Tax Returns of any HVDH Company (or, to the Knowledge of Seller, Petrodelta and its Subsidiaries) is currently in effect.

(f) Each HVDH Company (and, to the Knowledge of Seller, each of Petrodelta and its Subsidiaries) is and has at all times been a resident for Tax purposes solely in its country of incorporation. No written claim has been made by any Taxing Authority against an HVDH Company (and, to the Knowledge of Seller, Petrodelta and its Subsidiaries) in any jurisdiction where such entity does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction. No HVDH Company has conducted a business through a permanent establishment (as defined under applicable Law) in a country other than the country in which such Person is resident for Tax purposes, which has been converted into or deemed to be a subsidiary taxable as a separate entity of such Person by operation of applicable Tax Law. For the avoidance of doubt, Article 33b and Article 13c of the Dutch 1969 corporate income tax act do not apply to any of the HVDH Companies.

(g) No HVDH Company and, to the Knowledge of Seller, none of Petrodelta and its Subsidiaries, (i) has ever dealt with its Tax affairs on a consolidated basis (including but not limited to the framework of a fiscal unity for Dutch corporate income tax or Dutch value added tax purposes); (ii) is a party to any Tax sharing, allocation, indemnification or similar agreement in respect of its profits, gains or losses, (iii) has any liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than any such HVDH Company, as transferee or successor, by Contract, intercompany agreement or otherwise, or (iv) has any liability for any Tax or any portion of a Tax of a former Subsidiary of any HVDH Company, that has been liquidated, dissolved or merged out of existence.

(h) Each of the HVDH Companies is duly registered for Tax purposes to the extent required by Law. The records and accounts of each HVDH Company are sufficient and in material compliance with applicable Tax Laws. The Taxing Authorities having jurisdiction over such records and accounts have never rejected any records or accounts of any HVDH Company as the basis for the calculation of any Tax.

(i) Each HVDH Company that has been registered in the Netherlands for value added tax purposes has, in the current or preceding year, performed only exempt supplies of any goods or services. No HVDH Company is entitled to receive a full credit for all value added tax chargeable on supplies and acquisitions that such Person has received (or agreed to receive or is deemed to receive) or on anything that such Person has imported (or agreed to import or is deemed to import). Each such Person has applied its pro rata claim in accordance with the Laws of the Netherlands.

Section 4.16 Material Contracts.

(a) Section 4.16 of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of each Acquired Company Material Contract of any HVDH Company, or to the Knowledge of Seller, any Petrodelta Company. For purposes of this Agreement, “Acquired Company Material Contract” means any Contract to which an Acquired Company is a party that:

(i) creates (or governs the operation of) a joint venture, alliance or partnership;

(ii) is a stock purchase agreement, merger agreement, asset purchase agreement or other similar agreement entered into after January 1, 2008 pursuant to which any Acquired Company has made or which sets forth agreements, arrangements or understandings (including exclusivity agreements, non-binding agreements or agreements in principle) relating to a material acquisition or disposition or pursuant to which any Acquired Company has continuing indemnification, “earn-out” or other contingent payment obligations;

(iii) is a Contract (A) with a supplier to any Acquired Company of components or materials for use in the products of any Acquired Company, (B) that is a contract manufacturing agreement or (C) that is a contract for the lease of equipment, and, in each case, such Contract, including any purchase orders under any such form of Contract, in each case, that involves payments by any Acquired Company or other consideration between the parties with a value in excess of $1,500,000 per year, in respect of the Petrodelta Companies, or $100,000 per year, in respect of the HVDH Companies;

(iv) relates to (A)Indebtedness having an outstanding principal amount (or equivalent) in excess of $1,500,000, in respect of the Petrodelta Companies, or $100,000, in respect of the HVDH Companies, or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of any Acquired Company under such contract are greater than $1,500,000, in respect of the Petrodelta Companies, or $100,000, in respect of the HVDH Companies;

(v) obligates any Acquired Company to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $1,500,000, in respect of the Petrodelta Companies, or $100,000, in respect of the HVDH Companies;

(vi) constitutes a Contract pursuant to which any Acquired Company grants a license under or right to use or exploit (including by means of a covenant not to sue) any HVDH Owned IP;

(vii) prohibits any Acquired Company (or which, following the consummation of either the First Tranche Purchase or the Second Tranche Purchase, could restrict the ability of Buyer or any of its Affiliates) from (A) engaging or competing in any material line of business, in any geographical location or with any Person or (B) selling any products or services of or to any other Person or in any geographic region;

(viii) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of any Acquired Company;

(ix) is a Material HVDH Lease;

(x) is a Contract which requires or is reasonably likely to require, or pursuant to which will be made, in the aggregate either (A) annual payments or other consideration from third parties to the Acquired Companies with a value of at least $1,500,000 in the aggregate, in respect of the Petrodelta Companies, or $100,000 in the aggregate, in respect of the HVDH Companies, or (B) annual payments or other consideration from the Acquired Companies with a value of at least $1,500,000 in the aggregate, in respect of the Petrodelta Companies, or $100,000 in the aggregate, in respect of the HVDH Companies;

(xi) contains any covenant granting “most favored nation” status that, following the consummation of the acquisition by Buyer of the First Tranche Subject Shares or the Second Tranche Subject Shares, would restrict actions taken by Buyer and its Subsidiaries or Petrodelta and its Subsidiaries;

(xii) contains a standstill or similar agreement pursuant to which any Acquired Company has agreed not to acquire assets or securities of any other Person;

(xiii) is a settlement or conciliation agreement with any Governmental Authority or which would require the Acquired Companies to pay consideration of more than $1,500,000, in respect of the Petrodelta Companies, or $100,000, in respect of the HVDH Companies;

(xiv) is a Hydrocarbon Agreement (including the Venezuela Hydrocarbon Contract) or is a Petrodelta Core Document;

(xv) is a shareholder agreement, voting trust, proxy or other agreement or understanding by which a party is bound relating to the voting or registration of shares or other Equity Interests of any Person;

(xvi) would or would reasonably be expected to prevent or materially delay HNR’s or Seller’s ability to consummate the transactions contemplated by this Agreement;

(xvii) with a director or officer of any Retained Company or any Acquired Company or with any shareholder of Seller or any Acquired Company;

(xviii) any other Contract of an HVDH Company that involves $100,000 or more in the aggregate; and

(xix) any other Contract of a Petrodelta Company that involves $1,500,000 or more in the aggregate.

(b) No Acquired Company is in breach of or default under the terms of any Acquired Company Material Contract where such breach or default has had, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of Seller, no other party to any Acquired Company Material Contract is in breach of or default under the terms of any Acquired Company Material Contract where such breach or default has had, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company Material Contract is a valid and binding obligation of the Acquired Company party thereto, as applicable, and, to the Knowledge of Seller, is in full force and effect, except as has not had, individually or in the aggregate, a Material Adverse Effect; provided, however, that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and subject to general equitable principles. None of HNR or any of its Subsidiaries or, to the Knowledge of the Seller, Petrodelta or any of its Subsidiaries, has received any written claim of default under any Acquired Company Material Contract. None of HNR or any of its Subsidiaries or, to the Knowledge of Seller, Petrodelta or any of its Subsidiaries, has received any written notice from any other party to any Acquired Company Material Contract, and HNR otherwise has no Knowledge that such Third Party intends to terminate or not renew any Acquired Company Material Contract, or is seeking renegotiation thereof or substitute performance thereunder. No HVDH Company has assigned in any manner, in whole or in part, any of its rights or obligations under or in respect of any Acquired Company Material Contract to any Person. True, complete and correct copies of all Acquired Company Material Contracts to which an HVDH Company is a party, including any assignments or amendments in respect thereof, have been made available to Buyer by HNR in the Electronic Data Room.

Section 4.17 Real Property.

(a) No HVDH Company owns any real property. To the Knowledge of Seller, each Petrodelta Company has marketable fee simple title to all real property owned by it and to all of the buildings, structures and other improvements thereon (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens). To the Knowledge of Seller, there are no pending or threatened in writing, appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property.

(b) Section 4.17(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of the HVDH Leases, including a street address or other description of the premises leased, use, and the Acquired Company that leases the same. Copies of all HVDH Leases (including all modifications, amendments, supplements, waivers and side letters thereto) have been made available to Buyer. Except as has not had, individually or in the aggregate, a Material Adverse Effect, an HVDH Company has a good and valid leasehold interest in each Material HVDH Lease, free and clear of all Liens (other than Permitted Liens), and each Material HVDH Lease is in full force and effect and is the valid and binding obligation of each party thereto in accordance with its terms. No HVDH Company has received any written notice of any material event of default under any of the Material HVDH Leases, nor to the Knowledge of Seller is there any condition or event which, with notice or lapse of time or both, would constitute a material default under a Material HVDH Lease.

Section 4.18 Labor Matters. No HVDH Company is a party to any agreement with any works council, labor union or other similar organization. No HVDH Company is the subject of any proceeding before any body asserting that such HVDH Company has committed an unfair labor practice or seeking to compel such HVDH Company to bargain with any labor union, nor is there pending or, to the Knowledge of Seller, threatened in writing, nor has there been for the past five (5) years, any labor strike, walkout, work stoppage, or lockout involving any HVDH Company, except for any such (i) proceeding, the outcome of which has not had, individually or in the aggregate, a Material Adverse Effect; or (ii) labor strike, walkout, work stoppage, or lockout which has not had, individually or in the aggregate, a Material Adverse Effect. There are no requirements to provide notification to, or engage in consultation with, employees, former employees, employee representatives, work councils, unions, labor boards and relevant government agencies as a result of the transactions contemplated by this Agreement. No HVDH Company has violated any statute, Law, ordinance, ruling or arbitration award of any court, arbitrator or any government agency regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Laws, rulings, and awards relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, except for any violations which do not have, and would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.19 Insurance. The HVDH Companies maintain, and to the Knowledge of Seller, the Petrodelta Companies maintain, insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. All insurance policies maintained by any Acquired Company are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) other than as has not had, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer complete and correct copies of all insurance policies of the HVDH Companies. Each HVDH Company and, to the Knowledge of Seller, each Petrodelta Company, has paid, or caused to be paid, all premiums due under such policies and has not received written notice that they are in default with respect to any obligations under such policies other than as has not had, individually or in the aggregate, a Material Adverse Effect. No HVDH Company and, to the Knowledge of Seller, no Petrodelta Company has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, any Acquired Company, other than as has not had, individually or in the aggregate, a Material Adverse Effect. During the two (2) years prior to the date hereof, no individual insurance claim in excess of $100,000 has been made by any HVDH Company.

Section 4.20 Questionable Payments.

(a) Since January 1, 2007, no HVDH Company, no Retained Company (in connection with or relation to the Acquired Companies) and, to the Knowledge of Seller, no Petrodelta Company nor any of their respective directors, officers or employees, or, to the Seller’s Knowledge, any of their respective advisors, attorneys, accountants, agents or other representatives has:

(i) violated the FCPA or the U.K. Bribery Act 2010, or any other applicable Anticorruption Laws;

(ii) taken any act, directly or indirectly, in furtherance of a payment, offer or promise to pay, or authorization of any payment of money or anything of value to (A) a Government Official or (B) any person while knowing or having reasonable grounds to believe that all or a portion of such payment will be passed on to a Government Official, in each case, in violation of any Law against improper payments;

(iii) made, directly or indirectly, any unlawful payment of money or anything of value relating to political activity; or

(iv) established or maintained, or is maintaining, any unlawful fund or other properties or fund or account that is not recorded on the books and records of any Acquired Company, as applicable.

(b) No HVDH Company or, in connection with or relation to the Acquired Companies, Retained Company and, to the Knowledge of Seller, no Petrodelta Company has received any allegation or conducted any internal investigation related to a violation or potential violation of the Anticorruption Laws.

(c) No HVDH Company or, in connection with or relation to the Acquired Companies, Retained Company and, to the Knowledge of Seller, no Petrodelta Company has information that would lead a reasonable person to believe that it is likely that any Person has made any payment on behalf of or for the benefit of any Acquired Company in violation of any Anticorruption Laws.

(d) None of the officers, employees or directors of any of the HVDH Companies or, to Seller’s Knowledge, the advisors, attorneys, accountants, agents or other representatives of any of the HVDH Companies is a Government Official.

(e) Each HVDH Company, each Retained Company (in connection with or relation to the Acquired Companies) and, to the Knowledge of Seller, each Petrodelta Company has established and continues to maintain internal controls and procedures reasonably designed to ensure compliance with Anticorruption Laws, including an anticorruption policy; anticorruption controls regarding Representatives; restrictions on gifts, entertainment and travel payments; and relevant internal financial controls (e.g., controls on petty cash), and which constitute adequate procedures in line with the guidance published by the United Kingdom Secretary of State under section 9 of the U.K. Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

(f) To the Knowledge of Seller, no Associated Person of any Acquired Company or, in connection with or relation to the Acquired Companies, Retained Company has bribed another person (within the meaning given in section 7(3) of the U.K. Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any Acquired Company, and each HVDH Company and, to the Knowledge of Seller, each Petrodelta Company, in connection with or relation to the Acquired Companies, each Retained Company has in place adequate procedures in line with the guidance published by the United Kingdom Secretary of State under section 9 of the U.K. Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

Section 4.21 Core Petrodelta Documents.

(a) The Core Petrodelta Documents are in full force and effect, and none of HNR or any of its Subsidiaries (including Seller and the HVDH Companies) has received any written notice that Petrodelta is in breach or default of any terms of any of the Core Petrodelta Documents that would or is reasonably likely to lead to termination of the relevant Core Petrodelta Documents or any written notice of termination of the Core Petrodelta Documents. To Seller’s Knowledge, there are no facts or circumstances which would or are reasonably likely to lead to termination of any of the Core Petrodelta Documents and to Seller’s Knowledge, Petrodelta has not received any written notice that it is in breach or default of any terms of any of the Core Petrodelta Documents that would or is reasonably likely to lead to termination of the relevant Core Petrodelta Documents or any written notice of termination of the Core Petrodelta Documents. None of the areas within which Petrodelta can carry on the “primary activities” (as defined in the Core Petrodelta Documents) pursuant to the Core Petrodelta Documents has been surrendered or relinquished in whole or in part or is the subject of a notice of relinquishment. Complete and correct copies of each of the Core Petrodelta Documents have been made available to Buyer by Seller in the Electronic Data Room.

(b) To the Knowledge of Seller, none of the rights or obligations in respect of the principal operations of Petrodelta or any of its Subsidiaries as set out in the Core Petrodelta Documents is in the course of being modified, altered or surrendered in whole or in part or is the subject of a notice of relinquishment.

Section 4.22 Assets.

(a) The schedule of assets located in Folder 11.10.17.3 of the Electronic Data Room is a true and correct copy of the list of material tangible assets owned or leased by the Petrodelta Companies provided by Petrodelta as of November 30, 2013 that are capitalized in the books of Petrodelta or any of its Subsidiaries for accounting purposes. To the Knowledge of Seller, each Petrodelta Company owns, leases or otherwise has rights to assets sufficient in the aggregate to operate its business in all material respects as such business is presently being operated and such assets are in the aggregate in a condition suitable to allow such Petrodelta Company to operate its businesses in all material respects as such business is presently being operated.

(b) The schedule of assets located in Folder 11.10.17.4 of the Electronic Data Room lists by general category the tangible assets owned or leased by each of the HVDH Companies as of September 30, 2013. Each HVDH Company owns, leases or otherwise has rights to assets sufficient in the aggregate to operate its business in all material respects as such business is presently being operated and such assets are in the aggregate in a condition suitable to allow such HVDH Companies to operate its business in all material respects.

(c) (i) To the Knowledge of Seller, the rights, properties (including rights of way over properties and easements) and assets of the Petrodelta Companies and (ii) the facilities and services to which any Petrodelta Company has a contractual right (including any pipelines for the transportation of hydrocarbons), and (iii) the rights of Buyer pursuant to this Agreement and the transactions and documents contemplated under this Agreement, include all rights, properties, assets, facilities and services which are necessary for carrying on of the business of the Petrodelta Companies after the Initial Closing and the Final Closing in all material respects in the manner in which it is carried on by Petrodelta and its Subsidiaries as of the date hereof.

(d) For each HVDH Company and, to the Knowledge of Seller, for each Petrodelta Company, except for Permitted Liens, all assets referred to in Section 4.22(a) and Section 4.22(b) and all other rights and assets of the HVDH Companies are free from all Liens and there is no Contract to create any Lien and no claim has been made by any Person to be entitled to any Lien and no Lien will be imposed as a result of entry into this Agreement or the Related Agreements; and

(e) No material asset of any Acquired Company is subject to any Expropriatory Act.

Section 4.23 Opinion of Financial Advisor. The HNR Board has received the opinion of Merrill Lynch on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the matters set forth in such opinion, the First Tranche Purchase Price and the Second Tranche Purchase Price in respect of the Subject Shares to be received by the Seller pursuant to this Agreement are, in the aggregate, fair to Seller from a financial point of view, a signed copy of which opinion has been delivered to Buyer for informational purposes. Such opinion has not been withdrawn or materially modified.

Section 4.24 Bank Accounts; Powers-of-Attorney.

(a) The name and address of each bank with which any HVDH Company maintains a bank account and full details of each account (including the account name and number, a statement showing the balance as at the day immediately preceding the date hereof, all authorities and mandates, standing orders and direct debits) are set forth in Section 4.24 of the Seller Disclosure Schedule. From and after the date hereof, no payment will be made out of any such account maintained by an HVDH Company other than to satisfy legitimate obligations of the owner of such account. To Seller’s Knowledge, from and after the date hereof, no payment has been made out of any bank account held by any Petrodelta Company other than to satisfy legitimate obligations of a Petrodelta Company.

(b) Section 4.24 of the Seller Disclosure Schedule sets forth each power of attorney, bank authority, mandate or other authority (express, implied or ostensible) which is still in force to any Person to enter into any Contract on its behalf or operate any bank accounts of any HVDH Company.

(c) No Petrodelta Company has given any power of attorney, bank authority, mandate or other authority (express, implied or ostensible) which is still in force to any Person employed by Seller or any of the HVDH Companies or any Retained Company to enter into any Contract on its behalf or operate any bank accounts of any Petrodelta Company.

Section 4.25 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any of the Acquired Companies in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HNR or any of its Subsidiaries.

Section 4.26 Transactions with Retained Companies.

(a) Section 4.26(a) of the Seller Disclosure Schedule contains a list of complete and accurate details with respect to all intercompany Indebtedness and other Contracts between any Acquired Company, on the one hand, and HNR or any Affiliate thereof that is not an Acquired Company (a “Retained Company”), on the other hand, which were outstanding or in existence during the period commencing on September 30, 2013 and ending on the date hereof. The Indebtedness and other Contracts set forth on Section 4.26(a) of the Seller Disclosure Schedule have been terminated in full, without any Liability to any Acquired Company, including with respect to any Tax obligations.

(b) There is no Liability (including with respect to any Indebtedness or any Contract) of any Acquired Company to any member of the Retained Group. No member of the Retained Group is entitled to make a claim of any kind against any Acquired Company or has assigned any such right to, or holds such right on trust or behalf of, any other Person.

(c) No Retained Company has received any Restricted Payment since September 30, 2013 or is entitled to receive any Restricted Payments.

Section 4.27 Solvency. No Insolvency Event has occurred or is occurring in respect of HNR, Seller, HVDH, HNR Finance B.V. or Harvest Vinccler Ltd.

Section 4.28 Information. All copies of documents provided by or on behalf of Seller to or on behalf of Buyer prior to the date hereof or made available in the Electronic Data Room are true, current and complete copies of such documents, and to the extent that there are any written amendments or supplements to such documents entered into prior to the date hereof, copies of such have been made available in the Electronic Data Room.

Section 4.29 Expropriatory Acts. To the Knowledge of Seller, no act or Event has occurred prior to the date hereof that, if it had occurred after the date hereof, would constitute an Expropriatory Act.

Section 4.30 HVDH Dividend. The transactions described in Section 4.30 of the Seller Disclosure Schedule have occurred on the date hereof. Seller and each HVDH Company have taken all necessary and appropriate corporate action in accordance with and otherwise have complied with their organizational documents and applicable Law in respect of the transactions described in Section 4.30 of the Seller Disclosure Schedule, including the dividend of a credit against Seller referred to therein (the “HVDH Dividend”), and has made available to Buyer copies of all applicable documentation (including relevant board and shareholder resolutions and authorizations) in respect of the HVDH Dividend and the other transactions described in Section 4.30 of the Seller Disclosure Schedule. There are no amounts claimed by Vinccler to be owed to Vinccler by any HVDH Company with respect to such transactions, other than amounts set forth on Section 4.30 of the Seller Disclosure Schedule that will be assumed and paid to Vinccler by a Retained Company, and no HVDH Company has any Liability (including with respect to any Indebtedness or any Contract) to Vinccler or any of its Affiliates.

Section 4.31 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of HNR, Seller or any of their respective Affiliates nor any other Person on behalf of HNR makes any express or implied representation or warranty (and there is and has been no reliance by Buyer or any of its Affiliates or Representatives on any such representation or warranty) with respect to the Acquired Companies or their respective businesses or with respect to any other information provided, or made available, to Buyer or its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER GUARANTOR

Except as disclosed in the corresponding section of the separate disclosure schedule which has been delivered by Buyer to HNR prior to the execution of this Agreement (the “Buyer Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Buyer Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article V to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), each of Buyer and Buyer Guarantor (other than in respect Section 5.5, Section 5.6, Section 5.8) hereby represents and warrants to HNR as follows as of the date hereof and as of the Final Closing Date:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Buyer and Buyer Guarantor is a corporation duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted. Each of Buyer and Buyer Guarantor is duly qualified or licensed as a foreign corporation to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer or Buyer Guarantor to consummate the transactions contemplated by this Agreement.

Section 5.2 Authority Relative to Agreement. Each of Buyer and Buyer Guarantor has all necessary power and authority to execute and deliver this Agreement and the Related Agreements to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements by each of Buyer and Buyer Guarantor and the consummation by each of Buyer and Buyer Guarantor of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of each of Buyer and Buyer Guarantor and no other corporate proceedings on the part of either Buyer or Buyer Guarantor are necessary to authorize the execution and delivery of this Agreement or the Related Agreements or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Related Agreements has been duly and validly executed and delivered by each of Buyer and Buyer Guarantor and, assuming the due authorization, execution and delivery by each of the other Persons party hereto and thereto, each of this Agreement and the Related Agreements constitutes a legal, valid and binding obligation of each of Buyer and Buyer Guarantor, enforceable against each of Buyer and Buyer Guarantor in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

Section 5.3 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement or the Related Agreements by Buyer or Buyer Guarantor, the consummation by Buyer or Buyer Guarantor of the transactions contemplated by this Agreement or the Related Agreements or performance of their respective obligations hereunder or thereunder will (i) conflict with or violate the organizational documents of Buyer or Buyer Guarantor, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 5.3(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Buyer or Buyer Guarantor or by which any property or asset of Buyer or Buyer Guarantor is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Buyer or Buyer Guarantor pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other Contract or other instrument or obligation to which Buyer or Buyer Guarantor is a party or by which Buyer or Buyer Guarantor or any property or asset of Buyer or Buyer Guarantor is bound, other than, in the case of clauses (ii) and (iii), for any such violation, breach, default, right, termination, amendment, acceleration, or cancellation that would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer or Buyer Guarantor to consummate the transactions contemplated by this Agreement or the Related Agreements.

(b) None of the execution and delivery of this Agreement or the Related Agreements by Buyer, the consummation by Buyer or Buyer Guarantor of the transactions contemplated by this Agreement or the Related Agreements, or performance of their respective obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the Venezuela Approval, and (iii) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer or Buyer Guarantor to consummate the transactions contemplated by this Agreement or the Related Agreements.

Section 5.4 Absence of Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Buyer, threatened in writing against Buyer or Buyer Guarantor which seeks to, or would reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer or Buyer Guarantor to consummate the transactions contemplated by this Agreement or the Related Agreements.

Section 5.5 Available Funds. Buyer has or will have sufficient funds to consummate the transactions contemplated herein.

Section 5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 5.7 Management Agreements. As of the date hereof, none of Buyer or Buyer Guarantor or any of their respective executive officers or directors, has entered into any agreement, arrangement or understanding with any of the executive officers or directors of HNR or any of its Subsidiaries that is currently in effect or would or is expected to become effective in the future and that, if effective at the date hereof, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 5.8 Information Supplied. None of the information to be supplied by Buyer in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to HNR’s shareholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.9 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article V, none of Buyer or Buyer Guarantor or any of their respective Affiliates nor any other Person on behalf of any of them makes any express or implied representation or warranty (and there is and has been no reliance by HNR or any of its Affiliates or Representatives on any such representation or warranty) with respect to Buyer or Buyer Guarantor or their respective businesses or with respect to any other information provided, or made available, to HNR or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Buyer and Buyer Guarantor have not relied on the opinion of Merrill Lynch or on Merrill Lynch’s analyses in respect of Buyer’s decision to purchase the Subject Shares.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business. Between the date of this Agreement and the earliest to occur of the Final Closing Date and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as set forth on Section 6.1 of the Seller Disclosure Schedule, (ii) as expressly required by this Agreement, (iii) as required by applicable Law or by a Governmental Authority, or (iv) as may be agreed in writing by Buyer (which agreement shall not be unreasonably withheld, delayed or conditioned):

(a) Subject to clauses (b), (c) and (d) below, Seller shall cause each of the HVDH Companies to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees (including any seconded employees) and to preserve its relationships with significant Governmental Authorities, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with it, and to preserve the goodwill of and maintain satisfactory relationships with those persons having material business relationships with the HVDH Companies;

(b) HNR shall not, and shall direct each of its Subsidiaries not to, take any action that results in any breach of, or constitutes a default (or an event which with notice or lapse of time or both would become a default under) or results in the cancellation of or the creation of a Lien upon the Subject Shares or any of the properties or assets of any Acquired Company, pursuant to the Indenture, the Core Petrodelta Documents or any other Acquired Company Material Contract;

(c) HNR shall and shall cause each of its Subsidiaries to, pay its debts generally as they come due in the ordinary course of business; and

(d) Without limiting the generality of the foregoing clauses (a), (b) and (c), Seller shall not and shall not permit any of the HVDH Companies to:

(i) amend or otherwise modify the articles of association, charter and bylaws (or similar organizational documents) of any HVDH Company;

(ii) issue, sell, pledge, dispose, encumber or grant any shares, or any options, warrants, convertible securities or other Equity Interests or other rights of any kind to acquire any such shares of capital stock or rights settled in cash or other property based in whole or in part on the value of such shares of capital stock;

(iii) (A) declare, authorize, make or pay any Restricted Payment; (B) split, combine or reclassify any shares of capital stock or other Equity Interests; (C) redeem, purchase or otherwise acquire any shares of capital stock or other securities; or (D) amend or alter the rights, privileges, powers, preferences or restrictions attaching to, any capital stock of securities or other Equity Interest of any of the HVDH Companies, or without limiting the foregoing, to undertake or permit or facilitate any action which would result in the shareholding or voting power of any Person in any of the HVDH Companies being different to that which exists as at the date hereof;

(iv) (A) other than in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or to become payable to employees, directors or executive officers of the HVDH Companies or grant any new short or long term incentive compensation awards to employees, directors or executive officers of the HVDH Companies, (B) other than in the ordinary course of business consistent with past practice, grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer of the HVDH Companies, (C) enter into, terminate or renew any employment agreement with any employee or executive officer of the HVDH Companies, (D)terminate, establish, adopt, enter into or amend or terminate any HVDH Company Benefit Plan (or arrangement that would be an HVDH Company Benefit Plan were it effective as of the date hereof) or other plan, trust, fund, policy or arrangement maintained for the benefit of any current or former directors, officers or employees or any of their beneficiaries, (E) enter into any new, or amend any existing, collective bargaining agreement covering employees of the HVDH Companies or (F)other than in the ordinary course of business consistent with past practice and as would not increase the aggregate employee headcount of the HVDH Companies as of the date hereof, hire any officer, employee, director, independent contractor or consultant;

(v) forgive any loans to employees, officers or directors of the HVDH Companies or any affiliate of any employee, officer or director of the HVDH Companies or any of their respective affiliates;

(vi) grant, accelerate the vesting of, confer or award options, convertible securities, restricted stock, restricted stock units, performance stock units, stock appreciation rights or other rights to acquire any capital stock or any equity-based award to any employee, officer or director of the HVDH Companies based in whole or in part on capital stock, whether settled in cash, securities or other property, or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option or other equity-based award of any employee, officer or director of the HVDH Companies under any existing plan;

(vii) acquire (including by merger, consolidation, or acquisition of stock or assets), any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, other than acquisitions of inventory in the ordinary course of business consistent with past practice;

(viii) dispose of, transfer, lease, license, mortgage, pledge, encumber or subject to a Lien any assets other than (A) HVDH Owned IP, to the extent permitted in (ix) below, (B) pursuant to existing Acquired Company Material Contracts and (C) dispositions of obsolete equipment or assets in the ordinary course of business consistent with past practice;

(ix) dispose of, transfer, lease, license, mortgage, pledge or encumber any HVDH Owned IP (other than non-exclusive licenses granted to end users in connection with sales of finished products in the ordinary course of business);

(x) abandon, allow to lapse or fail to maintain any HVDH Owned IP;

(xi) incur or guarantee any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any Person other than another HVDH Company;

(xii) loan, advance, invest or make a capital contribution to or in any Person other than another HVDH Company or, to the extent required to comply with the terms of the Core Petrodelta Documents, a Petrodelta Company;

(xiii) make any expenditure outside the 2014 budget for the HVDH Companies, a true and correct copy of which has been provided to Buyer;

(xiv) amend, cancel, terminate, waive or release any material rights or claims or assign any rights or claims with respect to, any Acquired Company Material Contract of any HVDH Company or fail to comply with any Acquired Company Material Contract of any HVDH Company or take any action that results in a default, event or default or provides a basis for termination under any Acquired Company Material Contract of any HVDH Company or enter into any contract which, if entered into prior to the date hereof, would be a Acquired Company Material Contract of any HVDH Company;

(xv) make any material change in accounting principles, policies, practices, procedures or methods in effect at December 30, 2012, except (i) as required by GAAP (or any interpretation or enforcement thereof) or Regulation S-X of the Exchange Act, or (ii) as required by a change in applicable Law;

(xvi) waive, release, assign, settle or compromise any (A) governmental complaint or (B) claims, liabilities or obligations arising out of, related to or in connection with (x) litigation (other than litigation concerning this Agreement) other than, in the case of this clause (B)(x) only, for compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $500,000 in any single instance and $1,000,000 in the aggregate and in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any HVDH Company or (y) litigation concerning this Agreement;

(xvii) take any steps which result, or may result, in a change of residence of any HVDH Company for Tax purposes;

(xviii) except as required by applicable Law, make or rescind any material Tax election, change any material Tax method, file any amended Tax Return that is material, incur any material Tax liability outside the ordinary course of business, or settle or compromise any material Tax liability;

(xix) fail to maintain in full force and effect insurance consistent with prudent industry practice and in any event no less than maintained in past practice;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the any of the HVDH Companies;

(xxi) except as required by applicable Law, enter into any Contract or understanding or arrangement with respect to the voting or registration of capital stock of any HVDH Company;

(xxii) alter the scope, nature or scale of business of the HVDH Companies;

(xxiii) enter into, modify or terminate any transactions or Contracts with any member of the Retained Group;

(xxiv) enter into any Contract that indemnifies or exculpates any director, officer, employee or agent of Buyer, any of its Subsidiaries or any of their respective predecessors;

(xxv) assert any claim or commence any litigation, arbitration or other proceeding against Petrodelta, any Affiliate of Petrodelta or any Governmental Authority; or

(xxvi) enter into any Contract to do any of the foregoing.

Section 6.2 Stockholder Meeting; Proxy Statement.

(a) Preparation and Filing of Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (and in any event, no later than 30 days after the date hereof), HNR shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as expressly contemplated by Section 6.5(c) and Section 6.5(d), the Proxy Statement shall include the HNR Board Recommendation with respect to the Second Tranche Acquisition. HNR shall promptly notify Buyer upon the receipt of any comments or other correspondence from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) regarding the Proxy Statement, including with respect to amendments or supplements to the Proxy Statement, and shall provide Buyer with copies of all correspondence between HNR and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. HNR shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements with respect to the Proxy Statement and to cause the Proxy Statement to be cleared by the SEC as promptly as reasonably practicable. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to filing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, HNR shall provide Buyer a reasonable opportunity to review and to propose comments on such document or response and shall consider any such comments in good faith. HNR, commencing upon the submission to the SEC of the Preliminary Proxy Statement, shall on a weekly basis run a broker search for a deemed record date of 20 Business Days after the date of each such search.

(b) Covenants of HNR with Respect to the Proxy Statement. HNR shall cause the Proxy Statement, at the date it is first mailed to the stockholders of HNR and at the time of the Stockholders’ Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, HNR shall have no obligation pursuant to this Section 6.2(b) with respect to any of the Buyer Information.

(c) Covenants of Buyer with Respect to the Proxy Statement. Buyer shall furnish to HNR all information (the “Buyer Information”) concerning Buyer reasonably requested by HNR in connection with the Proxy Statement and required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with HNR in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). The information relating to Buyer at the time supplied by it to HNR for inclusion in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Mailing of Proxy Statement; Stockholders’ Meeting. HNR shall, as promptly as practicable (and in any event within five (5) Business Days following the Proxy Statement Clearance Date), (x) by resolutions of the HNR Board establish the earliest reasonably practicable record date for a meeting of its stockholders, for the purpose of voting upon the Second Tranche Acquisition (including any adjournment or postponement thereof, the “Stockholders’ Meeting”), (y) by resolutions of the HNR Board establish the earliest reasonably practicable date for the Stockholders’ Meeting; provided that the Stockholders’ Meeting will not be held more than forty (40) days after the Proxy Statement Clearance Date without the prior written consent of Buyer. HNR shall, as promptly as practicable after the record date established for the Stockholders’ Meeting, mail to the holders of HNR Common Stock as of such record date a Proxy Statement (such date of mailing, the “Proxy Date”). HNR shall duly call, convene and hold the Stockholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that HNR may postpone, recess or adjourn the Stockholders’ Meeting: (i) with the consent of Buyer, (ii) in the absence of a quorum, to solicit additional proxies or (iii) for a single period of not more than five (5) Business Days to permit the filing and distribution of any supplemental or amended disclosure that the HNR Board has determined in good faith is required (upon the advice of outside legal counsel) pursuant to applicable Law. Once HNR has established a record date for the Stockholders’ Meeting, HNR shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Buyer, unless required to do so by applicable Law or the By-laws. Subject to the right of the HNR Board to effect a Change in Recommendation as permitted by Section 6.5(c), HNR shall use its reasonable best efforts to solicit proxies in favor of the Second Tranche Acquisition as contemplated by Section 4.3(a) and shall ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws and all rules of NYSE. Without limiting the generality of the foregoing, HNR’s obligation to call, give notice of and hold the Stockholders’ Meeting in accordance with this Section 6.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Proposal or other Acquisition Proposal, or by any Change in Recommendation or any other withdrawal, modification or change of the HNR Board Recommendation. Notwithstanding anything herein to the contrary, HNR shall not be required to call, convene or hold a Stockholders’ Meeting after the termination of this Agreement in accordance Section 8.1.

(e) Amendments to the Proxy Statement. If at any time prior to the Stockholders’ Meeting any event or circumstance relating to HNR or Buyer or any of HNR’s or Buyer’s Subsidiaries, or their respective officers or directors, is discovered by HNR or Buyer, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Buyer and HNR agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause each of their applicable Affiliates and Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties agrees to use its respective reasonable best efforts to (i) cause the conditions to the Final Closing set forth in Article VII to be satisfied as promptly as practicable, (ii) obtain all necessary consents, approvals, orders, waivers, findings of suitability and authorizations of, actions or nonactions by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including in connection with the Venezuela Approval) (collectively, the “Governmental Approvals”) and take all reasonable steps as may be necessary to obtain an approval from, or to avoid a suit, action, proceeding or investigation by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement and (iii) execute and deliver any additional instruments necessary to consummate the transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Buyer or any of its Affiliates, or permit HNR or any of its Subsidiaries (without the prior written consent of Buyer, such consent, not to be unreasonably withheld), to (x) litigate with any Government Authority or any other Person in connection with the transactions contemplated by this Agreement, (y) agree to (A) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of the capital stock of HVDH, Buyer, Petrodelta or any of their respective Subsidiaries or of any of such entities’ businesses, assets or properties, (B) the imposition of any limitation on the ability of HVDH, Buyer, Petrodelta or any of their respective Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses, or (C) the imposition of any impediment on HVDH, Buyer, Petrodelta or any of their respective Subsidiaries under any Laws or otherwise or (z) pay any amounts or otherwise agree to provide any benefit or undertaking to be subject to any limitation or restriction to any Governmental Authority or any other Person other than in respect of customary and established filing fees and other payments required as of the date hereof by applicable Law as set forth on Section 6.3(a) of the Seller Disclosure Schedule in connection with any Governmental Approval.

(b) Without limiting the generality of the Section 6.3(a), HNR and Seller shall, as promptly as reasonably practicable, but in any event, within five (5) Business Days following the receipt of written instruction from Buyer, prepare and submit any written applications or other materials to the Ministerio del Poder Popular de Petróleo y Minería or other relevant Governmental Authorities as Buyer may reasonably request in order to obtain the Venezuelan Approval for the transactions contemplated by this Agreement. Subject to the last sentence of Section 6.3(a) and the preceding provisions of this Section 6.3(b), each of HNR, Seller and Buyer agrees (i) to file all notifications, applications or other submissions required in connection with the Venezuela Approval with respect to this Agreement and the transactions contemplated hereby, as promptly as reasonably practicable, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any applicable Governmental Authority in connection with the Venezuela Approval pursuant to any applicable Law, and (iii) to use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 6.3, to cause the granting of the Venezuela Approval as promptly as reasonably practicable. Subject to the last sentence of Section 6.3(a) and the preceding provisions of Section 6.3(b), each of Buyer, on the one hand, and HNR and Seller, on the other hand, shall use reasonable best efforts in respect of the Venezuela Approval to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.3(a) and Section 6.3(b), and subject to the last sentence of Section 6.3(a), if any objections are asserted or if any suit is instituted (or threatened to be instituted) by any Governmental Authority challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated hereby, each of Buyer, HNR and Seller shall, subject to the other provisions of this Section 6.3 (including the last sentence of Section 6.3(a)), use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, to the extent not expressly prohibited by applicable Law, Buyer shall have the right to lead and control, in its sole discretion, all discussions, submissions and other communications with all Governmental Authorities in or of Venezuela with respect to the this Agreement and the transactions contemplated hereby, and without limiting the generality of the foregoing, (i) Buyer shall have the right, to the extent permitted by the applicable Governmental Authority, to conduct discussions and other communications with such Governmental Authorities without the participation of Seller or any of its Affiliates or Representatives, (ii) unless expressly permitted in writing by Buyer, Seller shall not and shall not permit any of its Affiliates or Representatives to make any submission to or to initiate or engage in any discussions or communications with respect to this Agreement and the transactions contemplated hereby with any such Governmental Authority, except to the extent required by applicable Law or requested by the applicable Governmental Authority and (iii) to the extent Seller is required by applicable Law or requested by the applicable Governmental Authority to engage in discussions or communications with such Governmental Authority with respect to the this Agreement and the transactions contemplated hereby, Seller shall (if practicable and if permitted to do so by such Governmental Authority) inform Buyer of such discussion or communications and give Buyer and its Affiliates and Representatives the opportunity to attend and participate in such discussions or communications. In connection with the actions and procedures referenced in this Section 6.3 and without limiting the rights and obligations of the immediately preceding sentence, each of HNR, Seller and Buyer shall, and shall cause its Representatives to: (x) promptly and fully inform each other of any written or material oral communication received from or given to any Governmental Authority, (y) permit each other to review any submission required to be made to any Governmental Authority, and (z) consult with each other in advance of any meeting, conference or material discussion required by any Governmental Authority, in each case, to the extent related to this Agreement and the transactions contemplated hereby.

(d) None of HNR, Seller or Buyer shall consent to any voluntary delay of the Final Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned. Each of Buyer, HNR and Seller shall, subject to the last sentence of Section 6.3(a), use reasonable best efforts to ensure that no action taken by such party or any of its Subsidiaries, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, causes a material delay in the satisfaction of the conditions contained in Article VII.

(e) Subject to the last sentence of Section 6.3(a), each of Buyer, HNR and Seller shall give (or shall cause their respective Subsidiaries to give) any notices to Third Parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any Third Party consents (other than the Governmental Approvals) (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) disclosed in HNR Disclosure Letter or the Buyer Disclosure Letter, as applicable.

Section 6.4 Access to Information; Consultation; Confidentiality.

(a) From the date of this Agreement to the earlier of the Final Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Seller will, and will cause the HVDH Companies to, and, in the case of Petrodelta, use reasonable best efforts to provide to Buyer and its authorized Representatives (x) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by any of the Acquired Companies, upon prior written notice to Seller, to their respective officers, employees, agents, Representatives, properties, books, Tax Returns, Tax correspondence, Tax work papers, Tax advice, correspondence with Taxing Authorities (including any assessments of Tax), contracts and records as Buyer may reasonably request and (y) such financial and operating data of the Acquired Companies as Buyer may reasonably request. Notwithstanding the foregoing, Seller shall not be required to provide access to, or cause HVDH or its Subsidiaries to or, in the case of Petrodelta, use reasonable best efforts to provide access to, or disclose any information or documents which would (in the reasonable judgment of the Seller) (i) constitute a waiver of the attorney-client, attorney work-product or other privilege held by HNR, Petrodelta or any of their respective Subsidiaries, (ii) violate any applicable Laws or (iii) violate any confidentiality obligations of HVDH or any of its Subsidiaries under any existing Acquired Company Material Contract to which HVDH or any of its Subsidiaries is a party; provided, that each party shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure.

(b) Without limiting the generality of Seller’s obligations set forth in Section 6.4(a) above,

(i) promptly following the date hereof, and in any event no later than five (5) Business Days after the date hereof, Seller shall request (a copy of such request to be provided to Buyer) that Petróleos de Venezuela, S.A. and CVP permit three representatives of Buyer to be present during ordinary business hours at the offices of Petrodelta as observers; provided that such Person’s access to Petrodelta’s offices will be subject to Petrodelta’s worksite safety policies.

(ii) promptly following the date hereof, and in any event no later than twenty (20) Business Days after the date hereof, Seller shall provide Buyer with (x) all Tax Returns, material Tax correspondence, material Tax work papers (including any material work papers related to accounting for the uncertainty of taxes under International Accounting Standard No. 12 or the equivalent thereof under applicable accounting standards), (to the extent not inconsistent with Section 6.4(a)(i)

above), and correspondence with Taxing Authorities (including any assessments of Tax) relating to the HVDH Companies and (y) a schedule of the Tax Representatives of the HVDH Companies with contact information for such Representatives; and

(iii) promptly following the request of the Buyer, and in any event no later than ten (10) Business Days following such a request, Seller shall use reasonable best efforts to organize a meeting between Buyer and any Tax Representative of the HVDH Companies.

(c) Promptly following receipt thereof, Seller shall provide Buyer with copies of (i) Petrodelta’s weekly operational update and daily production reports and monthly financial reports, (ii) any presentations to Petrodelta’s board of directors and (iii) written communications received by HNR or any of its Subsidiaries from Petrodelta, Petróleos de Venezuela, S.A. , CVP or any other Governmental Authority, in each case as soon as they are available to HNR or any of its Subsidiaries.

(d) Seller shall promptly notify Buyer in writing and provide all details Known by it or requested by Buyer or any proposal by or involving Petrodelta:

(i) to adopt any budget, work program or operating plan;

(ii) to approve an authorization for expenditure in excess of US$500,000.00;

(iii) to institute, compromise or settle any court, tribunal or arbitral proceedings having a value or likely value in excess of US$500,000.00; and

(iv) to enter into, modify or terminate any Contract that is in excess of US$500,000.00 in value.

(e) Seller shall consult with Buyer prior to taking any action or decision or passing any resolution in respect of any of the matters set forth in Section 6.4(d) above or any of the matters set forth in Section 6.1(d) on the basis that all references to “HVDH Companies” shall be construed as references to Petrodelta.

Section 6.5 Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.5, from the date of this Agreement until the Final Closing Date or, if earlier, the termination of this Agreement in accordance with its terms, HNR will not, nor shall it authorize or permit any of its Subsidiaries, and will use its reasonable best efforts to cause Petrodelta, to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 6.5, engage in negotiations or discussions with, or furnish any information concerning any of the Acquired Companies, Seller or HNR to, any Third Party relating to an Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal or (iii) resolve or agree to do any of the foregoing. HNR shall, and shall cause its Affiliates and its and their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal and (ii) promptly cause to be returned or destroyed all confidential information provided by or on behalf of HNR or any of its Affiliates to any such Person.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the date that the Requisite Stockholder Approval is obtained at the Stockholders’ Meeting, in the event that HNR receives an unsolicited written Acquisition Proposal from a Third-Party (which Acquisition Proposal was made after the date of this Agreement and did not result from a breach of this Section 6.5), HNR and the HNR Board and their Representatives may, subject to compliance with this Section 6.5(b), engage in negotiations or substantive discussions with, or furnish any information and reasonable access to, any Third Party making such Acquisition Proposal and its Representatives if the HNR Board determines in good faith, after consultation with HNR’s outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal; provided, that HNR shall give written notice to Buyer after any such determination by the HNR Board and prior to taking any of the actions described in this Section 6.5(b) and shall comply with the provisions of Section 6.5(f); and provided, further, that (x) prior to furnishing any material nonpublic information, HNR receives from such Third Party an executed Acceptable Confidentiality Agreement and (y) any such material nonpublic information so furnished has been previously provided or made available to Buyer or is provided or made available (including through posting on the Electronic Data Room) to Buyer substantially concurrently with it being so furnished to such Third Party. Other than as provided in Section 6.5(c)(i)(C), Section 6.5(d) or Section 6.5(h), HNR shall not publicly announce the receipt of any Acquisition Proposal or any negotiations or discussions in connection with any Acquisition Proposal or otherwise publicly comment on any Acquisition Proposal.

(c) Except as otherwise provided in the last sentence of this Section 6.5(c) and Section 6.5(d), neither the HNR Board nor any committee thereof shall (i) (A) withdraw (or qualify or modify in any manner adverse to Buyer), or publicly propose to withdraw (or so qualify or modify), the HNR Board Recommendation, (B) take any action to exempt any Person (other than Buyer and its Affiliates) from the provisions of Section 203 of the DGCL or any other state takeover statute or the Rights Agreement, (C) fail to publicly reaffirm the HNR Board Recommendation within five (5) Business Days after Buyer so requests in writing (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto), (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) approve, adopt or recommend any Acquisition Proposal or Alternative Acquisition Agreement, or propose publicly to approve, adopt or recommend, any Acquisition Proposal or Alternative Acquisition Agreement or (F) publicly announce that an Acquisition Proposal constitutes a Superior Proposal (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) allow HNR or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any Third Party constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, HNR to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, HNR to fail to comply with this Agreement (an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, in the event a material development or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of this Agreement that was not known and not reasonably foreseeable by the HNR Board as of the date of this Agreement, the HNR Board may make a Change in Recommendation under clause (i)(A) or (C) above if the failure to take such action would be inconsistent with the directors’ fiduciary duties to the stockholders of HNR under applicable Law; provided, that (y) HNR has provided Buyer four (4) Business Days’ prior written notice advising Buyer that it intends to take such action and specifying, in reasonable detail, the reasons for such action (the “6.5(c) Notice”) and (z) prior to effecting any such Change in Recommendation, HNR shall, and shall direct its financial and legal advisors to, during such four (4) Business Day period, negotiate with Buyer in good faith (to the extent Buyer desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement which would allow the HNR Board not to make such Change in Recommendation consistent with its fiduciary duties.

(d) At any time prior to receipt of the Requisite Stockholder Approval, in response to an unsolicited written Acquisition Proposal made after the date of this Agreement that (i) the HNR Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with its fiduciary duties to the stockholders of HNR under applicable Law, Seller may terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d); provided, however, that Seller shall not terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d) unless (x) HNR has complied with its obligations under this Section 6.5, including its obligations set forth in Section 6.5(e), (y) Seller pays, or causes to be paid, to Buyer the Seller Termination Fee payable pursuant to Section 8.3(a)(ii) prior to or concurrently with, and as a condition to, such termination and (z) concurrently with such termination HNR or Seller, enters into an Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

(e) Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) and Section 6.5(d), (x) unless HNR shall have provided to Buyer four (4) Business Days’ prior written notice (the “6.5(e) Notice”) advising Buyer that HNR intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal) and a copy of the relevant proposed transaction agreement, and (y):

(i) during such four (4) Business Day period, if requested by Buyer, HNR shall, and shall have directed its outside legal counsel and financial advisors to, have engaged in good faith negotiations with Buyer regarding changes to the terms of this Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) HNR shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Buyer (the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the fourth (4th) Business Day of such four (4) Business Day period and the HNR Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

For the avoidance of doubt, (A) if Buyer, within four (4) Business Days following its receipt of a 6.5(e) Notice makes an offer that, as determined in good faith by the HNR Board (after consultation with its outside legal counsel and financial advisors) results in the applicable Acquisition Proposal no longer being a Superior Proposal, then HNR shall have no right to terminate this Agreement pursuant to Section 8.1(c)(ii) and Section 6.5(d) as a result of such Acquisition Proposal, and (B) any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the HNR Board had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal and shall in each case require HNR to deliver to Buyer a new 6.5(e) Notice and a new three (3) Business Day period shall commence thereafter.

(f) HNR shall promptly (and in any event within 24 hours) advise Buyer orally and in writing in the event that HNR receives any Acquisition Proposal or any inquiry, proposal or request for information, or engages in any discussions or negotiations that may reasonably be expected to lead to an Acquisition Proposal, and in connection with such notice, provide to Buyer the material terms and conditions (including the identity of the Third Party making any such Acquisition Proposal) of any such Acquisition Proposal. HNR shall (i) keep Buyer reasonably informed of the status and material details (including any material change to the terms thereof) of any such Acquisition Proposal (including any determination by the HNR Board pursuant to Section 6.5(b)) and any discussions and negotiations concerning the material terms and conditions thereof and (ii) provide to Buyer as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof copies of any written amendment or any written material with respect to such Acquisition Proposal. Without limiting the foregoing, HNR shall promptly (and in any even within 24 hours) notify Buyer orally and in writing if it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(b) and shall in no event begin providing such information or engaging in such discussions until at least 24 hours after having provided such prior written notice to Buyer. HNR shall not, and shall cause its Subsidiaries not to, in any way contract with any Person subsequent to the date of this Agreement in a manner that would restrict HNR’s ability to provide information to Buyer as required under this Agreement.

(g) HNR agrees that any violations of the restrictions set forth in this Section 6.5 by its Affiliates or by any of its or its Affiliates’ Representatives (acting in such capacity), including any knowing and intentional violation by a Representative (acting in such capacity) of a direction given to a Representative pursuant to the first sentence of Section 6.5(a) shall be deemed to be a breach of this Agreement (including this Section 6.5) by HNR.

(h) Nothing contained in this Agreement shall prohibit HNR or the HNR Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to HNR’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that in all cases, any such action or disclosure shall comply with Section 6.5(c), Section 6.5(d), and Section 6.5(e); and provided further that any public disclosure relating or in response to an Acquisition Proposal other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (B) an express rejection of any applicable Acquisition Proposal or (C) an express reaffirmation of the HNR Board Recommendation shall be deemed to be a Change in Recommendation.

(i) With respect to any HNR Proposal that does not constitute an Acquisition Proposal, (A) HNR shall not enter into, and shall cause its Subsidiaries not to enter into, any definitive agreement with respect to any such HNR Proposal until after the receipt of the Requisite Stockholder Approval (or earlier termination of this Agreement in accordance with Section 8.1), (B) HNR shall not make or permit or instruct any Affiliate or Representative to make or consent to any other Person making any public disclosure regarding such HNR Proposal until after the receipt of the Requisite Stockholder Approval (or earlier termination of this Agreement in accordance with Section 8.1); provided that HNR may make such disclosure if and to the extent required by Law or the rules of the New York Stock Exchange so long as (x) the Board of Directors of HNR has determined (based on the advice of experienced and reputable outside securities counsel) that such disclosure is required, (y) Seller has provided reasonable advance notice to Buyer of the need and rationale for such disclosure and the proposed contents thereof and (z) Seller has cooperated with Buyer in limiting the extent of such disclosure, (C) HNR shall not allow the consummation of the transactions contemplated by such HNR Proposal to be consummated prior to the Final Closing (or earlier termination of this Agreement in accordance with Section 8.1), (D) HNR shall cause the offeror in respect any such HNR Proposal to enter into an Acceptable Confidentiality Agreement prior to furnishing to such offeror any material nonpublic information and (E)for the avoidance of doubt, Venezuelan Approval for the transactions contemplated by such HNR Proposal may not be sought by the acquiror, HNR or any of their Affiliates or Representatives prior to the Final Closing (or earlier termination of this Agreement in accordance with Section 8.1).

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean either an “HVDH Proposal” or an “HNR Proposal”. If an Acquisition Proposal constitutes both an HVDH Proposal and an HNR Proposal, it shall constitute an HNR Proposal and not an HVDH Proposal. An HNR Proposal that relates only to the acquisition of assets or Subsidiaries or Affiliates of HNR or Seller other than the Acquired Companies and their assets shall not constitute an Acquisition Proposal. “HVDH Proposal” shall mean, any bona fide proposal or offer (other than a proposal or offer by Buyer or any of its Subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction that, if consummated, would result in any Person other than HNR or Buyer owning, directly or indirectly, any of the Equity Interests of any of the Acquired Companies; (ii) the acquisition in any manner, directly or indirectly, by any Person of beneficial ownership of any of the Equity Interests of any of the Acquired Companies; (iii) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning any of the Equity Interests of any of the Acquired Companies, (iv) other than the disposition of assets of the HVDH Companies in accordance with Section 6.1(d)(viii), the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of any of the assets of any of the Acquired Companies; or (v) any combination of the foregoing. “HNR Proposal” shall mean any bona fide proposal or offer (other than a proposal or offer by Buyer or any of its Subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction that, if consummated, would result in any person other than HNR or Buyer owning, directly or indirectly, twenty percent (20%) or more of the Equity Interests or assets of either HNR or Seller; (ii) the acquisition in any manner, directly or indirectly, by any Person of beneficial ownership of twenty percent (20%) or more of the issued and outstanding shares of HNR Common Stock or twenty percent (20%) or more of the issued and outstanding shares of Seller or twenty percent (20%) or more of the assets of HNR or its Subsidiaries; (iii) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the issued and outstanding shares of HNR Common Stock or, directly or indirectly, twenty percent (20%) or more of the issued and outstanding shares of Seller; or (iv) any combination of the foregoing.

(ii) “Superior Proposal” shall mean an Acquisition Proposal that if consummated would result in the Third Party making such Acquisition Proposal owning, directly or indirectly (x) seventy percent (70%) or more of the Equity Interests in HNR or Seller or seventy percent (70%) or more of the assets of HNR or Seller (in each case assuming that such Acquisition Proposal is conditioned upon the termination of this Agreement), (y) 51% of the Equity Interests of HVDH or 100% of the assets of HVDH, or (z) 100% of all of the assets of all the Subsidiaries of HVDH, made by a Third Party as to which the HNR Board determines in good faith, after consultation with HNR’s outside legal counsel and financial advisors, and considering such factors as the HNR Board considers in good faith to be appropriate (including the tax consequences), (A) is on terms that are more favorable to the holders of HNR Common Stock than the transactions contemplated by this Agreement (after giving effect to all Proposed Changed Terms) from a financial point of view, (B) is not conditioned on the receipt of financing and (C) is reasonably likely to be consummated on a timely basis.

Section 6.6 Notification of Certain Matters. From and after the date hereof until consummation of the Final Closing, Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, upon receiving Knowledge of (a) any notice, complaint, investigation or hearing (or communications indicating that the same may be contemplated) of any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, (b) any written notice of any Person (other than a Governmental Authority) alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (c) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the transactions contemplated hereby, (d) any fact, event or circumstance that would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein, or (e) any material change, effect or circumstance that would reasonably be expected to give rise to a failure of a condition precedent in Section 7.1, Section 7.2 (in the case of Seller) or Section 7.3 (in the case of Buyer); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereunder or the remedies available hereunder to any party. Promptly following distribution to or receipt from any regulatory and/or law enforcement agency, civil plaintiff or HNR Stockholder, as applicable, Seller shall provide Buyer with all documents related to any communication or request for information, including any pleadings, court documents or correspondence, to or from any regulatory and/or law enforcement agency, civil plaintiff or HNR Stockholder regarding a violation or potential violation of any Law by HNR or any of its Subsidiaries or, to the extent accessible by HNR or Seller, by Petrodelta or any of its Subsidiaries, or any of their respective directors, officers, employees, or, to Seller’s Knowledge, Representatives.

Section 6.7 Public Announcements. The initial press release(s) announcing the execution of this Agreement shall be in a form mutually agreed upon by Buyer and Seller. Each party hereto agrees not to issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby without the prior written approval of the other parties, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the other parties hereto shall, to the extent practicable, be given the reasonable opportunity to review and comment on any such press release or other public announcement. Notwithstanding any other provision of this Agreement, (i) none of the parties hereto will be required to consult with the other in connection with any such press release or public announcement if the HNR Board has effected any Change in Recommendation or shall have resolved to do so and (ii) the requirements of this Section 6.7 shall not apply to any disclosure by HNR, Seller or Buyer of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement or the transactions contemplated by this Agreement.

Section 6.8 Director Resignations.

(a) At the Final Closing, Seller shall deliver to Buyer (i) a duly executed resignation letter, in form and substance reasonably satisfactory to Buyer, in respect of each member of each of the boards of directors (or other applicable governing body) of each HVDH Company appointed by HNR or its Subsidiaries which shall be effective as of the Final Closing and (ii) duly executed resignation letters, in form and substance reasonably satisfactory to Buyer, in respect of the Seller’s appointees to the Petrodelta board of directors which in each case shall be effective as of the later of (A) the Final Closing and (B) Buyer’s written instruction to the Seller’s appointees that such resignation shall be deemed effective.

(b) Prior to the Final Closing, Seller shall use reasonable best efforts to call a meeting of Petrodelta to be held on or as promptly as practicable after the Final Closing Date for purposes of effecting Buyer’s nominees as a Class B Shareholder of Petrodelta to the board of directors in accordance with Articles 19 and 21 of the Petrodelta bylaws.

Section 6.9 Stockholder Litigation. Each of Seller and HNR shall use reasonable best efforts to defend and promptly resolve any stockholder litigation against HNR and/or its directors relating to the transactions contemplated by this Agreement that could reasonably be expected to delay or impede the consummation of the transactions contemplated by this Agreement. Prior to the Final Closing Date, each of HNR and Seller shall give Buyer reasonable opportunity to participate, at Buyer’s expense, in the defense or settlement of any stockholder litigation against HNR and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.10 Confidentiality.

(a) The Confidentiality Agreement shall terminate as of the Initial Closing in respect of any information relating to the Acquired Companies.

(b) From and after the Final Closing, Seller shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies, except that the foregoing requirements of this Section 6.10 shall not apply to the extent that any such information (including any report, statement, testimony or other submission to a Governmental Authority) is required by Applicable Law to be disclosed, provided, that Seller has given to Buyer, to the extent permitted by applicable Law, prompt written notice of such request or requirement so that Buyer may at its own cost seek an appropriate order or other remedy protecting the confidential material from disclosure, and Seller reasonably cooperates (at the cost of the disclosing party) with Buyer to obtain such protective order or other remedy, and in any case, Seller shall furnish only that portion of the confidential information which, in the opinion of its counsel, Seller is legally required to disclose; and, provided, further, that Seller provides Buyer with written notice of the information to be disclosed as far in advance of its disclosure as reasonably practicable and uses reasonable best efforts (at the cost of the disclosing party) to seek confidential treatment of such information. Seller shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

Section 6.11 Employee Benefit Matters.

(a) For the avoidance of doubt, HNR shall retain and Buyer and the HVDH Companies shall neither assume nor retain any liability in connection with any right of any kind to receive shares of HNR Common Stock or benefits measured by the value of shares of HNR Common Stock, and each award of any kind consisting of shares of HNR Common Stock (including without limitation stock options, restricted stock, stock appreciation rights, restricted stock units, performance stock units and dividend equivalents).

(b) This Section 6.11 shall inure exclusively to the benefit of, and be binding solely upon, the parties to this Agreement and their respective successors, permitted assigns, executors and legal representatives. Nothing in this Section 6.11, expressed or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider, or any such Person’s alternative payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, benefits, terms of employment, or otherwise. No provision in this Agreement shall modify or amend any HVDH Company Benefit Plan unless this Agreement explicitly states that the provision “amends” HVDH Company Benefit Plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision of this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such HVDH Company Benefit Plan.

Section 6.12 Post-Closing Access.

(a) Following the Initial Closing, Seller shall, and shall cause its Affiliates to: (i) preserve and keep any records of the Retained Companies related to the Acquired Companies (and their predecessors) held immediately prior to the Final Closing for so long as and to the extent required by applicable Law (but in no event less than seven years after the Final Closing Date ) and (ii) make such records available to Buyer and its Representatives and provide them with reasonable access thereto, as may be reasonably required by Buyer, including (w) in connection with any Proceeding, (x) in connection the preparation of financial statements or Tax returns of the Acquired Companies or Buyer or any of its other Affiliates, (y) as required by applicable Law or (z) where relevant to potential Losses or other Liabilities of the Acquired Companies.

(b) Following the Final Closing, Seller shall make available to Buyer and its Affiliates and Representatives the reasonable assistance and cooperation of the appropriate personnel and Representatives of Seller and its Affiliates in the review of the records described in Section 6.12(a) as reasonably requested by Buyer. In addition, following the Final Closing, Seller shall make available to Buyer the employees and Representatives of the Seller and its Affiliates whose assistance, expertise, testimony, notes, recollections or presence (including participation as a witness in a deposition, hearing or trial) is necessary or appropriate to assist Buyer (i) in the defense or prosecution of any Proceeding relating to the Acquired Companies, (ii) in the preparation of any Tax returns or filings or financial or accounting statements in respect of any of the Acquired Companies or Buyer or any of its other Affiliates and (iii) in the transition of the business, operations and employees of the HVDH Companies from Seller to Buyer.

Section 6.13 Ownership of HNR Stock. Prior to the earlier of the Final Closing Date or the termination of this Agreement pursuant to Section 8.1, none of Buyer or any Subsidiary of Buyer will acquire, directly or indirectly, beneficially or of record, any shares of HNR Common Stock or any other securities convertible into or exchangeable or exercisable for, HNR Common Stock or any other Equity Interests of HNR or any of its Subsidiaries other than in accordance with the terms of this Agreement.

Section 6.14 Audit.

(a) Following the Initial Closing Date, Seller shall cause the HVDH Companies to furnish to Buyer:

(i) as soon as practicable but not later than ninety (90) days after the end of each fiscal year, copies of audited consolidated Financial Statements of the HVDH Companies prepared in accordance with GAAP and United States auditing standards for such fiscal year;

(ii) as soon as practicable but not later than sixty (60) days after the end of each fiscal year, a report, for each of the HVDH Companies, summarizing the operations of each of the HVDH Companies conducted during such fiscal year, together with statements of sources and application of funds showing actual expenditures to date, and latest estimates to the fiscal year end; and

(iii) as soon as practicable but not later than sixty (60) days after the end of each fiscal quarter, copies of the unaudited consolidated Financial Statements of the HVDH Companies prepared in accordance with GAAP and United States auditing standards for such fiscal quarter and a report, for each HVDH Company, summarizing the operations of HVDH conducted during such fiscal quarter, together with statements of sources and application of funds showing actual expenditures to date, and latest estimates to the fiscal year end.

(b) If so requested by Buyer, Seller shall cause the HVDH Companies to furnish to Buyer the Financial Statements described in Section 6.14(a) above prepared in accordance with IFRS within ninety (90) days of the date of such request; provided that Buyer shall bear all documented out-of-pocket expenses of HNR or its Affiliates that are incurred in connection with the preparation of such Financial Statements in accordance with IFRS to the extent such expenses exceed those that would have been incurred in connection with the preparation of such Financial Statements in accordance with GAAP.

Section 6.15 HVDH Shareholders Consent. If the shareholders’ resolution delivered pursuant to Section 3.1(b)(1)(i) expires prior to the Final Closing or termination of this Agreement pursuant to Section 8.1, Seller shall cause the effective written shareholders’ resolution or the minutes of the stockholders’ meeting referred to in Section 3.2(b)(i) to be delivered at the Final Closing.

Section 6.16 Exculpation. Buyer, Buyer Guarantor and their respective Affiliates agree not to rely on the opinion of Merrill Lynch or on Merrill Lynch’s analyses in making its decision to enter into this Agreement and the transactions contemplated hereby and, further, agree (i) that neither Merrill Lynch nor any of its Affiliates or Representatives shall have any Liability (whether direct or indirect, in contract or tort or otherwise) to such party or any Person asserting claims on its behalf of or in its right relating to, arising in any manner out of or in connection with the rendering of services in connection with this Agreement (including any related activities and services rendered prior to the date hereof) or Merrill Lynch’s role in connection therewith and (ii) not to bring any claims against Merrill Lynch or any of its Affiliates or Representatives arising out of its role in connection therewith.

Section 6.17 Further Actions. Subject to the other express provisions of this Agreement, upon the request of any party, the other parties shall use best reasonable efforts to undertake as soon as reasonably practicable (or procure the undertaking as soon as reasonably practicable of) all acts including executing and delivering (or procuring the execution and delivery of) all such other documents, instruments and agreements as may be reasonably necessary for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO THE FINAL CLOSING

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the transactions contemplated by this Agreement to be consummated at the Final Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Seller and Buyer at or prior to the Final Closing Date of the following conditions:

(a) the Requisite Stockholder Approval shall have been received; and

(b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”), or threatened or commenced any Proceeding, which is then pending or in effect and seeks to enjoin or otherwise prohibit, or has the effect of enjoining or otherwise prohibiting, the consummation of the Second Tranche Acquisition.

Section 7.2 Conditions to the Obligations of Buyer. In addition to the conditions set forth in Section 7.1, the obligations of Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Final Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Buyer at or prior to the Final Closing Date of the following further conditions:

(a) each of the representations and warranties of HNR or Seller, as applicable, (i) set forth in Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.2(d), Section 4.2(e) and Section 4.2(f) (Ownership; Capitalization), Section 4.3 (Authority Relative to Agreement), Section 4.21 (Core Petrodelta Documents), Section 4.23 (Opinion of Financial Advisor), Section 4.25 (Brokers), Section 4.26 (Affiliate Transactions) and Section 4.27 (Solvency) (collectively, the “Fundamental Representations”) shall be true and correct in all respects at and as of the date of this Agreement and the Final Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article IV hereof (other than the Fundamental Representations) without giving effect to any qualifications as to materiality or Material Adverse Effect or other similar qualifications contained therein, shall be true and correct at and as of the date of this Agreement and the Final Closing Date, (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (ii) for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect;

(b) HNR and Seller shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Final Closing Date;

(c) since the date of this Agreement, there shall not have occurred any change, event, effect or circumstance that has had a Material Adverse Effect;

(d) HNR and Seller shall each have delivered to Buyer a certificate, dated the Final Closing Date and signed by an executive officer of HNR or Seller, as applicable, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) shall have been satisfied;

(e) there shall not have been and be continuing an Insolvency Event in respect of HNR, Seller, HVDH, HNR Finance B.V., Harvest Vinccler Ltd. or Petrodelta; and

(f) Seller shall have obtained in writing the Venezuela Approval in form and substance reasonably satisfactory to Buyer.

Section 7.3 Conditions to the Obligations of the Seller. In addition to the conditions set forth in Section 7.1, the obligations of Seller to consummate the transactions contemplated by this Agreement to be consummated at the Final Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by HNR at or prior to the Final Closing Date of the following further conditions:

(a) each of the representations and warranties of Buyer (i) set forth in Section 5.2 (Authority Relative to Agreement) shall be true and correct in all respects at and as of the date of this Agreement and the Final Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article V hereof (other than in Section 5.2), without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall be true and correct at and as of the date of this Agreement and the Final Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (ii) for such failures to be true and correct as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement;

(b) Buyer shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Final Closing Date;

(c) Buyer shall have delivered to Seller a certificate, dated the Final Closing Date, and signed by an executive officer of Buyer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d) either (i) Seller shall have received from Buyer a certificate stating that none of Buyer or any of its Affiliates is an entity that is involved in any judicial, arbitral or administrative proceeding of a significant nature with Venezuela, Petróleos de Venezuela, S.A. , PDVSA Petróleo, S.A., Corporacion Venezolana del Petroleo, S.A. or any of their respective Affiliates and a separate agreement in form and substance reasonably satisfactory to HNR indemnifying the Retained Companies and their respective officers, directors, employees and Representatives from and against any Losses resulting from Claims made by Vinccler or Venezuela or their respective Affiliates arising solely as a result of Buyer’s waiver of the condition set forth in Section 7.2(f) above or (ii) the condition set forth in Section 7.2(f) above shall have been satisfied and such Venezuela Approval does not include as a condition thereto any new material obligation of any Retained Company, which has not been reimbursed or indemnified to the reasonable satisfaction of Seller.

Section 7.4 Frustration of Closing Conditions. Buyer may not rely on the failure of any conditions set forth in Section 7.2 (other than Section 7.2(f)) to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of Buyer to perform any of its obligations under this Agreement. Seller may not rely on the failure of any conditions set forth in Section 7.3 (other than Section 7.3(d)) to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of HNR to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated (to the extent set forth in Section 8.2) at any time prior to the Final Closing Date, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Buyer and the Seller; or

(b) by either Buyer or Seller, if:

(i) the Final Closing shall not have occurred on or before the later of June 30, 2014 or the date four (4) months after the date the Stockholders’ Meeting is held (the “Initial Termination Date”); provided, however, that if the conditions set forth in Section 7.1(b), Section 7.2(f) or Section 7.3(d) shall not have been satisfied or duly waived by all parties entitled to the benefit of such condition by the fifth (5th) Business Day prior to the Initial Termination Date (and all other conditions set forth in Article VII have been satisfied or shall be capable of being satisfied), Buyer may, by written notice delivered to the other parties hereto, extend the Termination Date from time to time, for up to six one-month periods (such date as may be extended, the “Termination Date”); provided, further that in no event shall the Initial Closing Date or the Termination Date be after December 31, 2014; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i)

shall not be available to a party if such party has breached or violated any of its covenants, agreements or other obligations hereunder and such breach or violation has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Second Tranche Acquisition at the Final Closing set forth in Article VII prior to the Termination Date or (2) the failure of the Final Closing to occur by the Termination Date. Notwithstanding the foregoing, in connection with the extension of any Termination Date pursuant to the first proviso of the immediately preceding sentence, Buyer shall, if so required by Seller, lend to Seller $2,000,000 for each month of extension, on terms and conditions substantially the same as the terms of the Indenture (other than those terms relating to prepayment penalties and representations and warranties and covenants relating to the issuance of any warrants) and such other terms and conditions (y) as Buyer may require to adapt the terms and conditions of the Indenture to a loan agreement and (z) that are not materially disadvantageous to Seller; provided that, (i) if the Final Closing occurs, the Second Tranche Purchase Price shall be reduced by the amount of any outstanding amounts and amounts that are due and payable upon repayment of such loan (including any interest, principal and other amounts) in respect of such loans (and such reduction shall constitute full payment of such amounts) and (ii) if this Agreement is terminated, the principal amount of the loans shall come due one year from the date of such termination; or

(ii) any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Second Tranche Acquisition, and such Restraint shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with its obligations under Section 6.3 to prevent, oppose or remove such Restraint; or

(iii) the Stockholders’ Meeting shall have been convened and a vote with respect to the adoption by the stockholders of HNR of a resolution authorizing the Second Tranche Acquisition in accordance with Section 271 of the DGCL shall have been taken thereat (or any adjournment or postponement thereof) and the Requisite Stockholder Approval shall not have been obtained; or

(c) by Seller if:

(i) Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by Buyer on or before the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days following the receipt by Buyer of written notice from Seller of such breach or failure; provided, however, that Seller shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Seller or HNR is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) prior to receipt of the Requisite Stockholder Approval, the HNR Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by and subject to the terms and conditions of Section 6.5(d) and Section 6.5(e); provided, that, concurrently with such termination, (A) Seller pays, or causes to be paid, to Buyer the Seller Termination Fee specified in Section 8.3(a)(ii) and (B) HNR enters into such Alternative Acquisition Agreement; or

(d) by Buyer:

(i) if either Seller or HNR shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement (except for the covenants set forth in Section 6.5 as to which a right of termination is available under Section 8.1(d)(ii)(C)), which breach or failure to perform, individually or in the aggregate, (x) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by Seller or HNR, as applicable, on or before the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days following the receipt by Seller of written notice from Buyer of such breach or failure; provided, however, that Buyer shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Buyer is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) in the event that (A) a Change in Recommendation has occurred prior to receipt of the Requisite Stockholder Approval, (B) HNR has provided Buyer with written notice of an intention to effect a Change in Recommendation under a 6.5(c) Notice or a 6.5(e) Notice, (C) Seller or HNR shall have intentionally committed a breach of their respective obligations or agreements contained in Section 6.5 in any material respect (excluding in each case, failures that are capable of being cured and that are cured within two Business Days following receipt of written notice of such breach or failure from Buyer) or (D) HNR shall have failed to include the HNR Board Recommendation in the Proxy Statement delivered to its stockholders; provided, however, that Buyer shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(d)(ii) once the Requisite Stockholder Approval has been obtained at the Stockholders’ Meeting;

(iii) if after the date of this Agreement, a Material Adverse Effect has occurred; or

(iv) if an Insolvency Event has occurred in respect of HNR, Seller, HVDH, HNR Finance B.V., Harvest Vinccler Ltd. or Petrodelta.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated in accordance with Section 8.1, (w) written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and (x) this Agreement, solely as it relates to the Second Tranche Shares, the Second Tranche Acquisition and the obligations and rights of the parties in respect thereof, shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, that if (y) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (z) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Final Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all Losses as a result of such Intentional Breach; provided further, for the avoidance of doubt, that the provisions of Article I, Section 2.1, Section 3.1, Article IV (with respect to all representations and warranties made as of the Initial Closing Date), Article V (with respect to all representations and warranties made as of the Initial Closing Date), Section 6.4(b), (c), (d) and (e), Section 6.7, Section 6.12, Section 6.15, Article VIII, Article IX, Article X and Article XI shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees.

(a) Termination Fees Payable. If the Agreement is terminated by:

(i) (A) either Buyer or Seller pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Buyer pursuant to Section 8.1(d)(i), and (B) after the date hereof HNR receives an Acquisition Proposal from a Third Party or an Acquisition Proposal shall have, in each case, become publicly known (and not withdrawn) prior to the termination pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(d)(i), as the case may be, and (C) within twelve (12) months of such termination of this Agreement, HNR either enters into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (B)) or the HNR Board (or a committee thereof) recommends an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (B)) to the stockholders of HNR and (D) such Acquisition Proposal referred to in the foregoing clause (C), or if such Acquisition Proposal is terminated to accept another Acquisition Proposal, such other Acquisition Proposal, is subsequently consummated by HNR (for the avoidance of doubt, such consummation may be during or after such 12-month period), then Seller shall pay, or cause to be paid, to Buyer, concurrently with, and as a condition to consummation of an Acquisition Proposal, an amount equal to $9,625,000 (the “Seller Termination Fee”) by wire transfer of immediately available funds (it being understood that, for purposes of clause (C) of this Section 8.3(a)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.5(j)(i), except that the references “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “sixty percent (60%)”;

(ii) Seller pursuant to Section 8.1(c)(ii), then Seller shall pay, or cause to be paid, to Buyer the Seller Termination Fee by wire transfer of immediately available funds concurrently with, and as a condition to, such termination;

(iii) Buyer pursuant to Section 8.1(d)(ii), then Seller shall pay, or cause to be paid to Buyer the Seller Termination Fee by wire transfer not later than the second (2nd) Business Day following such termination;

(iv) by Buyer or Seller pursuant to Section 8.1(b)(iii), then Seller shall pay, or cause to be paid, to Buyer an amount equal to $3,000,000 (the “No Vote Fee”) by wire transfer of immediately available funds not later than the second (2nd) Business Day following such termination, provided that if Buyer had a right of termination pursuant to Section 8.1(d)(ii) prior to the date of termination pursuant to Section 8.1(b)(iii), Seller shall pay or cause to be paid the Seller Termination Fee instead of the No Vote Fee; and

(v) Buyer pursuant to Section 8.1(d)(i) as a result of a breach of a representation or warranty made upon execution of this Agreement or breach of a covenant, then Seller shall pay to Buyer an amount, not to exceed $4,000,000, equal to the sum of all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by Buyer or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement (the “Buyer Expenses”) by wire transfer of immediately available funds not later than the second (2nd) Business Day following such termination.

(b) Certain Limitations.

(i) Notwithstanding anything to the contrary contained in this Agreement (A) in no event shall Seller be required to pay the Seller Termination Fee on more than one occasion, and (B) in the event that a No Vote Fee has already been paid under Section 8.3(a)(iv) or the Buyer Expenses have already been paid under Section 8.3(a)(v), Seller shall be entitled to credit the amount of the Buyer Expenses or No Vote Fee actually paid against the amount of the Seller Termination Fee it is required to pay under Section 8.3(a)(i), if any.

(ii) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 11.8 (which shall not be limited by this Section 8.3(b)(ii)) and Section 8.4 and other than as set forth in Article IX and Article X), Buyer’s right to receive payment from Seller of the Seller Termination Fee and the No Vote Fee and the Buyer Expenses pursuant to Section 8.3(a) shall constitute the sole and exclusive remedy of Buyer against Seller and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Seller Related Parties”) for all Losses suffered as a result of the failure of the Second Tranche Acquisition to be consummated, and upon payment of such amount, none of the Seller Related Parties shall have any further liability or obligation relating to or arising out of the Second Tranche Acquisition (except that, to the extent any failure to consummate the Second Tranche Acquisition resulted, directly or indirectly, from an Intentional Breach of this Agreement by Seller or HNR or such Intentional Breach by Seller or HNR shall cause the Final Closing not to occur, Buyer shall be entitled to both the payment of the Seller Termination Fee or the Buyer Expenses (to the extent owed pursuant to Section 8.3(a)) and to any Losses, to the extent proven, in respect of such Intentional Breach (as reduced by any Seller Termination Fee or Buyer Expenses previously paid by the Seller).

(c) Integral Part of Transaction. Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Seller Termination Fee nor the No Vote Fee is a penalty and each of the Seller Termination Fee and the No Vote Fee is a reasonable amount that will compensate Buyer in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement. If Seller fails to pay the Seller Termination Fee, the No Vote Fee or the Buyer Expenses pursuant to this Section 8.3 when due, and, in order to obtain such payment, Buyer commences a suit that results in a judgment against such party for the Seller Termination Fee, the No Vote Fee or the Buyer Expenses, as the case may be, Seller shall pay or cause to be paid to Buyer its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Seller Termination Fee, the No Vote Fee or the Buyer Expenses, as the case may be, from the date such payment was required to be made until the date of payment at an interest rate of eleven percent (11%) per annum.

Section 8.4 Put Right; Call Right.

(a) Buyer shall have the right and option, upon written notice to Seller stating that Buyer intends to exercise its right pursuant to this Section 8.4(a), to sell to Seller and to cause Seller to purchase from Buyer the First Tranche Subject Shares pursuant to the Share Purchase Contract, a form of which is set forth as Exhibit D hereto, which right and option shall be exercisable:

(i) within thirty (30) days of the termination of this Agreement pursuant to Section 8.1(b)(iii) (shareholder no-vote) and the amount payable to the Buyer pursuant to such option shall be equal to the greater of the First

Tranche Purchase Price and the fair market value of the First Tranche Subject Shares as determined in accordance with the procedures (the “First Tranche FMV Procedures”) set forth on Schedule 8.4(a)(i) hereto, which amount shall be payable within six (6) months of termination;

(ii) within five (5) Business Days of the termination of this Agreement pursuant to Section 8.1(c)(ii) (entry into Alternative Acquisition Agreement) as a result of an HVDH Proposal, and the amount payable to the Buyer pursuant to such option shall be paid at and as a condition to the closing of the transactions contemplated by such HVDH Proposal and shall be equal to (A) in the case of a sale of the Equity Interests of HVDH, the product of (x) the aggregate consideration for the Equity Interests acquired pursuant to the HVDH Proposal multiplied by (y) 29/51 (which amount, for the avoidance of doubt, shall exceed the First Tranche Purchase Price) or (B) in the case of a sale of the assets of HVDH or the assets of the Subsidiaries of HVDH, the product of (x) the aggregate consideration for the assets acquired pursuant to the HVDH Proposal multiplied by (y) twenty-nine (29%) (which amount, for the avoidance of doubt, shall exceed the First Tranche Purchase Price);

(iii) within five (5) Business Days of the termination of this Agreement pursuant to Section 8.1(c)(ii) (entry into Alternative Acquisition Agreement) as a result of an HNR Proposal, and the amount payable to Buyer pursuant to such option shall be paid at and as a condition to the closing of the transactions contemplated by such HNR Proposal and shall be equal to the greater of the First Tranche Purchase Price and the First Tranche Attributable Proceeds; provided that any applicable contingent payments shall be paid to Buyer within two (2) Business Days of such contingent payments becoming payable pursuant to the terms of such HNR Proposal;

(iv) within thirty (30) days of the termination of this Agreement pursuant to Section 8.1(d)(i) (Seller breach) as a result of either (x) the condition to the Final Closing set forth in Section 7.2(a) not being satisfied on the date of this Agreement or (y) a breach of Seller’s covenants, and the amount payable to Buyer pursuant to such option shall be equal to the First Tranche Purchase Price, which amount shall be payable promptly and in any event within five (5) Business Days following Buyer’s exercise of its option pursuant to this Section 8.4(a); provided that in the event that an Intentional Breach has given rise to such termination, Seller shall pay to Buyer in addition to the First Tranche Purchase Price, the positive difference between (A) the fair market value of the First Tranche Subject Shares as determined in accordance with the First Tranche FMV Procedures and (B) any portion of the First Tranche Purchase Price previously paid pursuant to this Section 8.4(a)(iv), promptly and in any event within five (5) Business Days following the determination of the fair market value; and

(v) within thirty (30) days of the termination of this Agreement pursuant to Section 8.1(d)(ii) (Change in Recommendation; Breach of 6.5) and the amount payable to Buyer pursuant to such option shall be equal to the greater of the First Tranche Purchase Price, which amount shall be payable promptly and in any event within five (5) Business Days following Buyer’s exercise of its option pursuant to this Section 8.4(a), and the fair market value of the First Tranche Subject Shares as determined in accordance with the First Tranche FMV Procedures and the excess of such amount over any portion of the First Tranche Purchase Price previously paid pursuant to this Section 8.4(a)(v), shall be payable to Buyer, in addition, promptly and in any event within five (5) Business Days following the determination of the fair market value.

(b) Seller shall have the right and option, upon written notice to Buyer stating that Seller intends to exercise its right pursuant to this Section 8.4(b), to purchase from Buyer and to cause Buyer to sell to Seller the First Tranche Subject Shares pursuant to the Share Purchase Contract, which right and option shall be exercisable:

(i) within 30 (thirty) days of the termination of this Agreement pursuant to Section 8.1(c)(i) (Buyer breach) and the amount payable to Buyer pursuant to such option shall be equal to the lower of (A) the fair market value of the First Tranche Subject Shares as determined in accordance with the First Tranche FMV Procedures and (B) the First Tranche Purchase Price, which amount shall be payable promptly and in any event within five (5) Business Days following the determination of the fair market value of the First Tranche Subject Shares after Seller’s exercise of its option pursuant to this Section 8.4(b);

(ii) within five (5) Business Days of the termination of this Agreement pursuant to Section 8.1(c)(ii) (entry into Alternative Acquisition Agreement) as a result of an HVDH Proposal, and the amount payable to Buyer pursuant to such option shall be paid at and as a condition to the closing of the transactions contemplated by such HVDH Proposal and shall be equal to (A) in the case of a sale of the Equity Interests of HVDH, the product of (x) the aggregate consideration for the Equity Interests acquired pursuant to the HVDH Proposal multiplied by (y) 29/51, (which amount, for the avoidance of doubt, shall exceed the First Tranche Purchase Price) or (B) in the case of a sale of the assets of HVDH or the assets of the Subsidiaries of HVDH, the product of (x) the aggregate consideration for the assets acquired pursuant to the HVDH Proposal multiplied by (y) twenty-nine (29%) (which amount, for the avoidance of doubt, shall exceed the First Tranche Purchase Price); and

(iii) within five (5) Business Days of the termination of this Agreement pursuant to Section 8.1(c)(ii) (entry into Alternative Acquisition Agreement) as a result of an HNR Proposal, and the amount payable to Buyer pursuant to such option shall be paid at and as a condition to the closing of the transactions contemplated by such HNR Proposal and shall be equal to the greater of the First Tranche Attributable Proceeds and the First Tranche Purchase Price; provided that, in the case of that portion of the First Tranche Attributable Proceeds that exceeds the First Tranche Purchase Price, any applicable contingent payments shall be paid to Buyer within two (2) Business Days of such contingent payments becoming payable pursuant to the terms of such HNR Proposal.

(c) At the time of payment of the First Tranche Purchase Price by Seller in connection with the Seller’s purchase of the First Tranche Subject Shares following Buyer’s exercise of its put option pursuant to Section 8.4(a)(iv) (in the event that an Intentional Breach gave rise to the termination) or Section 8.4(a)(v), Seller shall grant a perfected first priority pledge of twenty-one percent (21%) of the outstanding Equity Interests of HVDH to and for the benefit of Buyer to secure Seller’s obligation to pay the positive difference, if any, between (i) the fair market value of the First Tranche Subject Shares as determined in accordance with the First Tranche FMV Procedures and (ii) any portion of the First Tranche Purchase Price previously paid pursuant to Section 8.4(a)(iv) or Section 8.4(a)(v), as applicable. Buyer shall release such pledge promptly upon the determination that the fair market value of the First Tranche Subject Shares is less than the amount already paid by Seller pursuant to Section 8.4(a)(iv) or Section 8.4(a)(v).

Section 8.5 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Stockholder Approval; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the stockholders of HNR without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.6 Extension; Waiver. At any time prior to the Final Closing, subject to applicable Law, any party hereto may, without limiting its rights and remedies under this Agreement, (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of the first sentence of Section 8.2, waive compliance with any agreement or condition contained herein. Notwithstanding the foregoing, no failure or delay by HNR, Seller or Buyer in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.7 Expenses. Except as expressly set forth herein (including Section 8.2 and Section 8.3), all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

ARTICLE IX

TAX MATTERS

Section 9.1 Administration of Tax Matters for the HVDH Companies.

(a) Seller shall, at its own expense, prepare or cause to be prepared and timely file, or cause to be timely filed, all HVDH Company Tax Returns and Tax returns of a VAT Fiscal Unity that are due (i) on or before the Final Closing Date (taking into account all extensions properly obtained) and (ii) after Final Closing Date if it relates to a VAT Fiscal Unity. Seller shall (i) prepare such Tax Returns on a basis consistent with past practices and accounting methods of Seller and the HVDH Companies except to the extent otherwise required by applicable Law, and (ii) provide a copy of such Tax Return(s) to the Buyer (with supporting documentation and computations) at least thirty (30) days prior (except, in the case of a Periodic Tax Return, ten (10) days prior) to filing such Tax Return(s). Buyer shall, within fifteen (15) days (except, in the case of a Periodic Tax Return, five (5) days) of receiving such Tax Return(s), notify the Seller in writing of any matters in such Tax Returns with which the Buyer reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters and, to the extent they are unable to reach such a solution within ten (10) days, shall resolve the dispute in accordance with Section 9.11.

(b) Buyer shall at its own expense, prepare or cause to be prepared and timely file, or cause to be timely filed, all HVDH Company Tax Returns for taxable periods beginning before the Final Closing Date that are due after the Final Closing Date. Buyer shall (i) prepare such Tax Returns on a basis consistent with past practices and accounting methods of the HVDH Companies except to the extent otherwise required by applicable Law, and (ii) provide a copy of such Tax Return(s) to the Seller (with supporting documentation and computations) at least thirty (30) days prior (except, in the case of a Periodic Tax Return, ten (10) days prior) to filing such Tax Return(s). Seller shall, within fifteen (15) days (except, in the case of a Periodic Tax Return, five (5) days) of receiving such Tax Return(s), notify the Buyer in writing of any matters in such Tax Returns with which the Seller reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters and, to the extent they are unable to reach such a solution within ten (10) days, shall resolve the dispute in accordance with Section 9.11.

(c) Any Tax due pursuant to any Tax Returns of the HVDH Companies shall be paid pursuant to Section 9.3.

Section 9.2 Allocation of Liability for Taxes. For purposes of allocating liability for Taxes for Section 9.1:

(a) Seller’s share of any Taxes of the HVDH Companies shall be (i) 100% of the amount of any VAT payable or VAT receivable by a VAT Fiscal Unity to the extent the VAT payable or VAT receivable would be payable or receivable by a Retained Company if no VAT Fiscal Unity would exist and (ii) 80% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable, but exclusive of VAT covered under Section 9.2(a)(i)) which will be for the account of Seller, with respect to any taxable period that ends on or before the Initial Closing Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that ends on or before the Initial Closing Date and (iii) 51% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable) but exclusive of VAT covered under Section 9.2(a)(i) which will be for the account of Seller with respect to any taxable period that begins after the Initial Closing Date and that ends on or before the Final Closing Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that begins after the Initial Closing Date and that ends on or before the Final Closing Date (except for any Taxes which shall be allocated to Buyer as provided in Section 9.2(c) without regard to Section 9.2(d)).

(b) Buyer’s share of any Taxes of the HVDH Companies shall be (i) 29% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable) but exclusive of VAT covered under Section 9.2(a)(i) which will be for the account of Seller, with respect to any taxable period that begins after the Initial Closing Date and that ends on or before the Final Closing Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that begins after the Initial Closing Date and that ends on or before the Final Closing Date and (ii) 80% of the amount of all Taxes incurred by an HVDH Company (or for which an HVDH Company is liable), but exclusive of VAT covered under Section 9.2(a)(i) which will be for the account of Seller, with respect to any taxable period that begins on or after the Final Closing Date or any portion of a Section 9.2 Period attributable under Section 9.2(d) to the period that begins after the Final Closing Date.

(c) Notwithstanding the foregoing, Buyer shall be attributed an amount of Taxes incurred by an HVDH Company (or for which an HVDH Company is liable) with respect to any distributions on the First Tranche Subject Shares or the Second Tranche Subject Shares that are transferred by the Seller to the Buyer under Section 2.1(a) and Section 2.2(a), respectively, without regard to Section 9.2(d).

(d) In the case of any Taxes that are attributable to a taxable period beginning on or before and ending after a Tax Determination Date (a “Section 9.2 Period”), the amount of Tax that is allocable to the portion of such period that ends on or before the applicable Tax Determination Date shall be determined as follows:

(i) In the case of ad valorem, property, or franchise or similar Taxes imposed on any HVDH Company based on capital or number of shares of stock authorized, issued or outstanding, the portion attributable to the portion of such period that ends on or before the applicable Tax Determination Date shall be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in such Section 9.2 Period until and including the applicable Tax Determination Date and the denominator of which is the number of days in the entire taxable period;

(ii) In the case of all other Taxes, the portion attributable to the period that ends on or before a Tax Determination Date shall be determined on the basis of an interim closing of the books of the applicable HVDH Company as of the applicable Tax Determination Date; provided that any items of income, gain, loss, deduction, exemption, or allowances that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the taxable period ending on and including the applicable Tax Determination Date and the portion of the taxable period beginning after the Tax Determination Date in proportion to the number of days in each such period relative to the entire taxable period.

(e) Any refund or credit of Taxes, or any tax benefit or reduction (including as a result of any overpayment of Taxes) that is received in cash or that reduces the amount of HVDH Company Taxes paid after the Initial Closing Date (a “Tax Credit”) shall be attributable to a taxable period pursuant to this Section 9.2 in the same manner as the Tax to which such Tax Credit relates. With regard to the VAT Fiscal Unity, a Tax Credit shall also include a reclaim of VAT to which any HVDH Company as part of a VAT Fiscal Unity is entitled to, determined (for allocation purposes only) as if the relevant HVDH Company was not part of the VAT Fiscal Unity.

Section 9.3 Payment of Taxes, Refunds and Credits.

(a) With respect to any Taxes due (taking into account all extensions properly obtained) prior to the Final Closing Date, Buyer and Seller shall use reasonable best efforts to cause the HVDH Companies to pay their Taxes when due (taking into account all extensions properly obtained). Notwithstanding the foregoing, Seller shall pay any VAT payable by any VAT Fiscal Unity to the relevant Taxing Authority. If the HVDH Companies do not pay their Taxes when as provided in this Section 9.3(a), either party hereto may, after fifteen (15) days’ notice to the other party hereto, pay such Taxes.

(b) If Taxes of an HVDH Company with respect to a taxable period (or portion thereof) beginning prior to the Final Closing Date are due or required by applicable Law to be paid, Buyer and Seller shall appropriately bear such Taxes as allocated to each of them pursuant to Section 9.2. In furtherance of the foregoing, to the extent that either Buyer or Seller has borne more than its proportionate share of such Taxes, either indirectly (through its ownership of HVDH shares, to the extent an HVDH Company has funded such Taxes out of its own assets) or directly (pursuant to Section 9.3(a) or otherwise) (such party, the “Excess Tax Party”) the other party hereto shall reimburse the Excess Tax Party in accordance with Section 9.8 for any Taxes properly allocable to such other party under Section 9.2, or shall make a contribution to HVDH, or Buyer and Seller, together shall cause HVDH to reimburse the Excess Tax Party, such that (taking into account the relative ownership in HVDH of Buyer and Seller) each of Buyer and Seller have economically borne the appropriate amount of Tax.

(c) If a Tax Credit of an HVDH Company is available with respect to a Tax period (or portion thereof) beginning prior to the Final Closing Date, Buyer and Seller shall appropriately receive the benefits of such Tax Credit to the extent allocated to each of them pursuant to Section 9.2. In furtherance of the foregoing, to the extent that either Buyer or Seller has received more than its proportionate share of such Tax Credit, either indirectly (through its ownership of HVDH shares, to the extent an HVDH Company has received such Tax Credit) or directly (to the extent the Tax Credit has reduced amounts that such party otherwise would have paid directly pursuant to Section 9.3(a) or otherwise), such party shall reimburse the Excess Tax Party, or the Buyer and Seller together shall cause HVDH to reimburse the Excess Tax Party for any Tax Credit actually received that is properly allocable to the Excess Tax Party under to Section 9.2, in the currency in which such Tax Credit is received (provided that, for this purpose, a Tax credit, benefit or reduction in Tax shall be deemed to be actually received when applied to reduce cash Taxes otherwise payable).

(d) Notwithstanding any provision to the contrary in Section 9.3(c), if a VAT Fiscal Unity exists during a taxable period or portion thereof, Seller shall pay to the HVDH Company an amount equal to the amount of any VAT receivable attributable to such period or portion thereof, which shall be determined (for allocation purposes only) as if the relevant HVDH Company was not part of the VAT Fiscal Unity.

Section 9.4 Amendment of Tax Returns. Prior to the Liquidation Date, neither the Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of any HVDH Company with respect to any Tax Return described in Section 9.1 without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.

Section 9.5 Tax Periods. To the extent permissible but not required pursuant to applicable Law, the parties shall cooperate to cause the HVDH Companies to take all steps as are or may be reasonably necessary (including the filing of elections or returns with applicable Taxing Authorities) to cause such period to end on the Final Closing Date.

Section 9.6 VAT Fiscal Unity. Seller shall use its reasonable best efforts to procure that the HVDH Companies will no longer be included in the VAT Fiscal Unity as of the Initial Closing Date. To the extent this is not accepted by the relevant Taxing Authority upon Seller’s written request, Seller and Buyer acknowledge and agree to procure that the HVDH Companies will be separated from the VAT Fiscal Unity as of the Final Closing Date. Immediately after the Initial Closing Date Seller shall file with a simultaneous copy to the Buyer, a letter with the relevant Taxing Authority informing such Taxing Authority that the relevant HVDH Company does no longer form part of the VAT Fiscal Unity as of the Initial Closing Date. Seller will, within ten (10) days after receipt, inform Buyer of any correspondence of the relevant Taxing Authority regarding the separation of any of the HVDH Companies from such VAT Fiscal Unity.

Section 9.7 Cooperation; Audits; Tax-Related Actions.

(a) In connection with the preparation of Tax Returns (including amended Tax Returns), audit examinations, Tax refund claims, applications for relief or ruling and any actions relating to the Tax liabilities imposed on any HVDH Company (or any successor thereof), Buyer, on the one hand, and the Seller, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required and to the extent not unduly burdensome), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of actions by Taxing Authorities as to the imposition of Taxes. Seller (until the Final Closing Date), and Buyer (after the Final Closing Date), shall and to the extent practicable shall cause the HVDH Companies to (i) retain all books and records with respect to Tax matters pertinent to any HVDH Company relating to any taxable period beginning before the Final Closing Date until the expiration of the applicable statute of limitations (including any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and shall allow such other party to take possession of such books and records at such party’s own expense.

(b) Buyer and the Seller shall, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 9.8 Tax Claims

(a) Any Claim for payment, reimbursement or contribution pursuant to Section 9.3 (a “Tax Claim”) shall be made pursuant to this Section 9.8. In order to assert a Claim for payment pursuant to Section 9.3, a party hereto (the “Tax Payee”) shall give prompt written notice (a “Tax Claim Notice”) to the party making payment to such Tax Payee (the “Tax Payor”). Such Tax Claim shall be made reasonably promptly after the Tax Payee determines that it intends to seek payment pursuant to Section 9.3, provided, however, that no failure to give such prompt written notice shall relieve Tax Payor of any of its obligations hereunder except to the extent that Tax Payor is materially and adversely prejudiced by such failure.

(b) Any payment pursuant to this Article IX in respect of any Tax Claim shall be (i) made net of any withholding Tax required by Law and (ii) effected by wire transfer of immediately available funds from Tax Payor or one of its Affiliates to an account designated by the applicable Tax Payee within three (3) Business Days after the determination thereof.

(c) All Tax Claims pursuant to Section 9.8 shall survive until the later of (A) the Survival Date and (B) the earlier of (1) the Liquidation Date and (2) the date that is ninety (90) days after the expiration of the applicable statute of limitations (at which point they will terminate) to the fullest extent permitted by law.

(d) If, after negotiating in good faith, Seller and Buyer are unable to reach an agreement relating to a Tax Claim or the payment of any Tax Claim, such dispute shall be submitted to the Referee pursuant to Section 9.11.

Section 9.9 Transfer Taxes. Notwithstanding any other provision of this Article IX, all transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes or fees imposed by any Taxing Authority in connection with the transactions contemplated by this Agreement shall be borne by the Party with legal liability for such Tax.

Section 9.10 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving Seller and its Affiliates on the one hand, and the Acquired Companies on the other hand, shall be terminated as of the Initial Closing Date and, after the Initial Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

Section 9.11 Referee. If, after negotiating in good faith, Seller and Buyer are unable to reach an agreement relating to any Tax matter under this Article IX, the dispute shall be submitted to a mutually acceptable independent accounting firm of national repute (the “Referee”) jointly selected by Seller and Buyer within five (5) Business Days of the date on which a party makes the request to refer such dispute to an expert. Seller and Buyer shall instruct the Referee to resolve any disputed items within fifteen (15) Business Days of having such items referred to it, pursuant to such procedures as it may require. The parties shall cooperate with the Referee, provide it promptly with all information that it reasonably requires and shall promptly act to implement the decision of the Referee. The costs, fees and expenses of the Referee shall be allocated between 50% to Buyer and 50% to Seller.

ARTICLE X

SURVIVAL; INDEMNIFICATION; LIMITATIONS ON LIABILITY

Section 10.1 Survival.

(a) Each of the representations and warranties set forth in this Agreement, or any certificate or other instrument delivered by or on behalf of Seller or HNR pursuant to this Agreement, shall survive until the date that is six (6) months after the earlier of (x) termination of this Agreement in respect of the provisions that relate to the Second Tranche Subject Shares pursuant to Section 8.1 and (y) the Final Closing (the “Survival Date”); provided, however, that (i) the representations and warranties set forth in Section 4.15 (together with any right to assert a claim under Section 10.2 with respect thereto) and the Fundamental Representations shall survive until the later of (A) the Survival Date and (B) the earlier of (1) the Liquidation Date and (2) the date that is ninety (90) days after the expiration of the applicable statute of limitations (at which point they will terminate) to the fullest extent permitted by law and (ii) if any representation or warranty has been willfully breached by HNR, the survival period of such representation or warranty shall be extended until the later of (A) the Survival Date and (B) the earlier of (1) the Liquidation Date and (2) the date that is ninety (90) days after the expiration of the applicable statute of limitations (at which point they will terminate) to the fullest extent permitted by law. For the purpose of this Section 10.1(a) only, a representation or warranty shall be deemed to have been willfully breached by HNR only if an individual set forth on Section 1.1(b) of the Seller Disclosure Schedule had actual knowledge at the date such representation or warranty was made that such representation or warranty was materially false, and, in respect of any breach occurring after the date of this Agreement, such breach was not disclosed to Buyer prior to the Final Closing Date (it being understood that the rights and remedies of the Indemnified Parties shall not be limited or otherwise affected by knowledge of any breach of this Agreement, regardless of whether or not any condition to the transactions contemplated hereby is waived with respect to such breach).

(b) Notwithstanding anything to the contrary herein, any Claim asserted in good faith by notice to HNR pursuant to this Article X prior to the expiration of the applicable survival period set forth in Section 10.1(a) shall continue such Claim is fully and finally resolved.

Section 10.2 Indemnification by Seller.

(a) Subject to the other terms and conditions of this Article X, from and after the Initial Closing, Seller shall indemnify and hold harmless from and against, and will compensate and reimburse Buyer and its Affiliates (excluding any of the Acquired Companies) and the Representatives of Buyer and its Affiliates (the “Indemnified Parties”), for all Losses, directly or indirectly, incurred or sustained by the Indemnified Parties, or any of them in connection with or as a result of the following (the “Indemnifiable Matters”):

(i) any breach or inaccuracy of a representation or warranty by HNR or Seller contained in Article IV hereof (other than with respect to the second sentence of Section 4.8(a)), any certificate delivered hereunder or any Claim asserted against Buyer or any subsidiary of Buyer that, if successful, would constitute or give rise to a breach of any representation or warranty by HNR or Seller contained in Article IV hereof;

(ii) any failure by HNR or Seller to perform or comply with any covenant or agreement applicable to HNR or Seller, as applicable, contained in this Agreement and required to be performed or complied with;

(iii) any inaccuracy in the Restricted Payment Certificate; and

(iv) any failure of any document delivered by Seller pursuant to Section 3.1(b), Section 3.2(b) or Section 3.2(c) to be duly authorized or to otherwise be effective.

(b) For the purpose of this Article X only, in determining whether a breach or inaccuracy of a representation or warranty has occurred and in determining the amount of Losses suffered as a result of a breach or inaccuracy of a representation or warranty, any representation or warranty given or made by HNR or Seller that is qualified or limited in scope as to materiality or Material Adverse Effect shall be deemed to have been made or given (whether as of the Initial Closing Date, the Final Closing Date or other specified date) without such qualification or limitation. For the avoidance of doubt, the immediately preceding sentence shall not apply to the terms “Material Acquired Company Lease” or “Acquired Company Material Contract” or the definitions thereof.

(c) Seller shall not be obligated to indemnify the Indemnified Parties from any Losses pursuant to Section 10.2(a)(i) (except with respect to Fundamental Representations) unless and until (i) the aggregate amount of Losses actually incurred by the Indemnified Parties and which are Indemnifiable Matters under Section 10.2(a)(i) exceeds the Basket, and then all such Losses shall be indemnifiable for their entire amount and (ii) the indemnifiable amount from Seller pursuant to Section 10.2(a)(i) from a single Claim exceeds $200,000 (the “de minimis”) (provided that Claims exceeding the de minimis may be pursued for their entire amount subject to the Basket and provided further that Losses in respect of Intentional Breaches shall not be subject to the Basket or the de minimis).

(d) The maximum amount that the Indemnified Parties may recover from Seller for:

(i) breaches or inaccuracies of a representation or warranty by HNR or Seller contained in Article IV hereof (other than in respect of Intentional Breach, Fundamental Representations and those representations and warranties set forth in Section 4.15), shall be limited to (A) 25% of the First Tranche Purchase Price, if the Final Closing does not occur or (B) 25% of the sum of the First Tranche Purchase Price plus the Second Tranche Purchase Price, if the Final Closing does occur;

(ii) subject to Section 8.2, breaches or inaccuracies of the Fundamental Representations or representations and warranties set forth in Section 4.15 or of the representations and warranties contained in Article IV resulting from Intentional Breach, shall be limited to (A) the First Tranche Purchase Price, if the Final Closing does not occur and (B) the sum of the First Tranche Purchase Price plus the Second Tranche Purchase Price, if the Final Closing occurs. For the avoidance of doubt, such limitation shall not be applicable in the event that this Agreement is terminated in accordance with Section 8.1 and (y) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (z) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein has caused the Final Closing not to occur, and in such case, notwithstanding such termination or anything to the contrary herein, such breaching party shall be fully liable for any and all Losses as a result of such Intentional Breach;

(e) Seller and its Affiliates shall not have any right of contribution, indemnification or right of advancement or reimbursement from Buyer or its Affiliates with respect to any Indemnifiable Matters (or any matter addressed in Article IX) and any such right is hereby waived in its entirety to the extent required to give effect to this Section 10.2(e).

(f) Except as provided in Article VIII and Article IX, this Article X shall constitute the exclusive remedy after the Initial Closing for recovery of Losses by the Indemnified Parties as a result of breaches of representations, warranties and covenants contained in this Agreement; provided that, notwithstanding anything to the contrary herein, nothing in this Agreement shall limit the rights or remedies of any Indemnified Party for (i) fraud or (ii) in seeking or obtaining specific performance and other equitable relief.

(g) For the avoidance of doubt, if and to the extent the amount of a Loss is recovered by an Indemnified Party through the actual payment by Seller to such Indemnified Party, the same amount of such Loss may not be recovered again by such Indemnified Party by reason of such Loss being subject to indemnification under more than one provision of this Agreement.

Section 10.3 Indemnification Procedures.

(a) All Claims for indemnification pursuant to this Article X shall be made in accordance with the procedures set forth in this Section 10.3. In order to assert an indemnification claim hereunder, each Indemnified Party shall give prompt written notice (a “Claim Notice”) to Seller of any action, claim, demand, discovery of fact, right of set-off of any kind, proceeding or suit (each, a “Claim”). Any Claim Notice shall be given by the Indemnified Party to Seller, (A) in the case of a Claim in connection with any Proceeding made or brought by any Person (other than Seller or its Affiliates in connection with this Agreement) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly following receipt of notice of the assertion or commencement of such Proceeding and (B) in the case of a Claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party determines that it intends to seek indemnification for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve Seller of any of its indemnification obligations hereunder except to the extent that Seller is materially and adversely prejudiced by such failure.

(b) With respect to any Third-Party Claim, Seller shall have the right, by giving written notice to the Indemnified Party within ten (10) Business Days after delivery of the Claim Notice with respect to such Third-Party Claim, to assume control of the defense of such Third-Party Claim at Seller’s expense, with counsel of its choosing that is reasonably satisfactory to the Indemnified Party, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, (x) the Seller expressly acknowledges in writing its obligation to indemnify Buyer for the asserted liability, and (y) that Seller shall not have the right to control the defense of any Third-Party Claim that (i) seeks any injunctive or other equitable relief against any Indemnified Party, or (ii) seeks monetary damages the amount of which would reasonably be expected to exceed any limitation on the amount of Losses that may be recovered as set forth in Section 10.2 (after satisfaction of other pending Claims) or (iii) has been brought by or on behalf of any customer or supplier of Buyer or any of its Affiliates (which Affiliates shall include the Acquired Companies) with respect to such customer or supplier relationship or (iv) is criminal in nature. The Indemnified Party or Seller, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it; provided, however, that if, in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Seller or (B) there exists a conflict of interest between Seller and the Indemnified Party, or (C) an Indemnified Party otherwise assumes control of the defense of a Third-Party Claim in accordance with this Section 10.3(b), Seller shall be liable to the Indemnified Party for the reasonable fees and expenses of one counsel per applicable jurisdiction. If Seller may not or elects not to control the defense of such Third-Party Claim (including by failing to promptly notify the Indemnified Party in writing of its election to control such defense in accordance with this Section 10.3(b)) or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may control the defense of such Third-Party Claim with counsel of its choosing. Buyer and Seller shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim. The Indemnified Party or Seller, as the case may be, that is controlling such defense shall keep the other party reasonably advised of the status of such Proceeding and the defense thereof and shall consider in good faith any recommendations made by the other party with respect thereto.

(c) Notwithstanding anything in this Agreement to the contrary, (i) Seller shall not agree to any settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed) unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities or obligations with respect thereto, (B) not impose any Liability on the Indemnified Party, (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party or otherwise adversely affect Buyer and its Affiliates (including the Acquired Companies) and (D) does not involve equitable relief and (ii) an Indemnified Party shall not agree to any settlement of a Third-Party Claim without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

Section 10.4 Payment of Claim.

(a) Any indemnification payment pursuant to this Article X shall be effected by wire transfer of immediately available funds from Seller or one of its Affiliates to an account designated by the applicable Indemnified Party within three (3) Business Days after the determination thereof.

Section 10.5 Treatment of Indemnification Payments. All indemnification payments made under this Article X and all payments, reimbursements or contributions by the parties hereto pursuant to Article IX shall be deemed pro rata, based on the purchase price paid, adjustments to the Second Tranche Purchase Price and the First Tranche Purchase Price, unless otherwise required by applicable Law.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient); provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.1):

if to Buyer or Buyer Guarantor:

Petroandina Resources Corporation N.V.

Muiderstraat 7/A

1011PZ Amsterdam, The Netherlands

Phone: +31 20 662 2199

Fax: +31 20 364 0323

e-mail: mstorni@pluspetrol.net

Attention: María Ximena Storni

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Phone: (212) 225-2000

Fax: (212) 225-3999

e-mail: jlewis@cgsh.com; nwhoriskey@cgsh.com

Attention: Jeffrey S. Lewis

         Neil Q. Whoriskey

if to Seller or HNR:

Harvest Natural Resources, Inc.

1177 Enclave Parkway, Suite 300

Houston, Texas 77077

Phone: (281) 899-5700

Fax: (281) 899-5702

e-mail: khead@harvestnr.com

Attention: Keith Head, Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana St.

Houston, TX 77002

Phone: (713) 229-1137

Fax: (713) 229-1522

e-mail: thomas.moore@bakerbotts.com

    bill.lamb@bakerbotts.com

Attention: Thomas J. Moore

         William S. Lamb

Section 11.2 Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Schedule, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Schedule, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits, Schedules and Annexes and Appendices, and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. References to a Person are also to its successors and permitted assigns. The specification of any dollar amount in any representation or warranty contained in Article IV or Article V is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedule or the Buyer Disclosure Schedule is or is not material for purposes of this Agreement. Words describing the singular number shall be deemed to include the plural and vice versa, and words denoting any gender shall be deemed to include all genders.

Section 11.3 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled as originally contemplated to the fullest extent possible.

Section 11.4 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Buyer may assign its rights and delegate its obligations hereunder to one or more of its Affiliates, including any direct or indirect wholly owned subsidiary, as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and permitted assigns.

Section 11.5 Entire Agreement. This Agreement (including the Exhibits, Schedules, Annexes and Appendices hereto and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, Seller Disclosure Schedule and the Buyer Disclosure Schedule, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

Section 11.6 No Third-Party Beneficiaries. Except (x) as expressly provided in Article X with respect to the Indemnified Parties, which shall be enforceable by the Persons entitled to the benefits thereunder and (y) for Merrill Lynch, which shall be an express third party beneficiary of Section 5.9 and Section 6.16, this Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.6 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.7 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that (i) the First Tranche Deed of Transfer, (ii) the Second Tranche Deed of Transfer, (iii) all other notarial deeds executed by the Notary, and (iv) all shareholders’ resolutions and minutes of duly convened shareholders’ meetings in relation to such notarial deeds shall be exclusively governed by, and construed in accordance with the laws of The Netherlands without giving effect to any choice or conflict of laws provision or rule (whether of the Netherlands or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than The Netherlands.

Section 11.8 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, except as otherwise set forth in this Section 11.8, the parties acknowledge and agree that the parties hereto shall be entitled, without posting a bond, security or other indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

(b) Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 11.8. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 11.8, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.8 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.8 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.8 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding pursuant to this Section 11.8 or anything set forth in this Section 11.8 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 11.9 Consent to Jurisdiction.

(a) Each of Buyer, Seller and HNR hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle, (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

(b) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 11.9 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Buyer, Seller and HNR agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 11.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.11 WAIVER OF JURY TRIAL. EACH OF BUYER, SELLER AND HNR HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER, SELLER OR HNR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 11.12 The HNR Guarantee. In connection with the transactions contemplated by this Agreement, HNR hereby irrevocably, absolutely and unconditionally guarantees the due, punctual and complete performance and payment (and not merely collection) in full of all obligations and liabilities of the Seller and its Affiliates under this Agreement, as and when due and payable or required to be performed pursuant to any provisions of this Agreement, subject to the terms and conditions thereof (the “HNR Guaranteed Obligations”) and agrees that Buyer shall be entitled to enforce directly against HNR any of the Guaranteed Obligations. To the fullest extent permitted by applicable Law, HNR waives presentment to, demand of payment from and protest to any other Person of any of the Guaranteed Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The obligations of HNR hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations, or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit HNR’s ability to assert any claims, defenses or other rights that the Seller or its Affiliate may have under this Agreement. In the event that HNR or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) other than as contemplated by this Agreement, transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, HNR shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 11.12.

Section 11.13 The Buyer Guarantor Guarantee. In connection with the transactions contemplated by this Agreement, Buyer Guarantor hereby irrevocably, absolutely and unconditionally guarantees the due, punctual and complete performance and payment (and not merely collection) in full of all obligations and liabilities of Buyer and its Affiliates under this Agreement, as and when due and payable or required to be performed pursuant to any provisions of this Agreement, subject to the terms and conditions thereof (the “Buyer Guaranteed Obligations”) and agrees that Seller shall be entitled to enforce directly against Buyer Guarantor any of the Buyer Guaranteed Obligations. To the fullest extent permitted by applicable Law, Buyer Guarantor waives presentment to, demand of payment from and protest to any other Person of any of the Buyer Guaranteed Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The obligations of Buyer Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Buyer Guaranteed Obligations, or otherwise. Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Buyer Guarantor’s ability to assert any claims, defenses or other rights that the Buyer or its Affiliate may have under this Agreement. In the event that Buyer Guarantor or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) other than as contemplated by this Agreement, transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Buyer Guarantor shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 11.13.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Buyer, Seller, HNR and Buyer Guarantor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PETROANDINA RESOURCES CORPORATION N.V.

By:	/s/ Maria Ximena Storni
Name: Maria Ximena Storni
Title: Attorney-in-fact

PLUSPETROL RESOURCES CORPORATION B.V.

By:	/s/ Maria Ximena Storni
Name: Maria Ximena Storni
Title: Attorney-in-fact

[Signature Page to Share Purchase Agreement]

HNR ENERGIA B.V.

By:	/s/ James A. Edmiston
Name: James A. Edmiston
Title: Attorney-in-fact

HARVEST NATURAL RESOURCES, INC.

By:	/s/ James A. Edmiston
Name: James A. Edmiston
Title: President & Chief Executive Officer

[Signature Page to Share Purchase Agreement]

EXHIBIT A

FIRST TRANCHE DEED OF TRANSFER

[See attached]

EXECUTION VERSION

EXHIBIT A

FIRST TRANCHE DEED OF TRANSFER

On the sixteenth day of December

two thousand and thirteen, appearing before me,

Philippe Huib Ferdinand König, a civil-law notary in Rotterdam, are:

I.	[—], acting pursuant to a power of attorney from:

HNR Energia B.V., a private limited liability company (besloten vennootschap), existing under the laws of the Curaçao, with its corporate seat in Curaçao and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200), registered with the trade register under number 34311729 (“Seller”);

II.	[—], acting pursuant to a power of attorney from:

Petroandina Resources Corporation N.V., a company with limited liability (naamloze vennootschap), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1011 PZ) Amsterdam (The Netherlands), Muiderstraat 7 A, registered with the trade register under number 50187511

(“Buyer”); and

III.	[—], acting pursuant to a power of attorney from:

Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 14037775

(“Company”).

RECITALS

Seller and Buyer agree that:

A.	First Tranche Subject Shares

Seller is the holder of inter alia seven thousand two hundred fifty (7,250) ordinary Class A Shares in the capital of the Company, numbered A1 up to and including A7,250, each ordinary Class A share having a par value of one euro (€1) (“First Tranche Subject Shares”), constituting twenty-nine per cent (29%) of the issued and outstanding capital of the Company.

B.	Share Purchase Agreement

As evidenced by a share purchase agreement dated the sixteenth day of December two thousand and thirteen by and among Seller, Buyer and Harvest Natural Resources, Inc., and, solely with respect to Article V and

Section 11.13 of the share purchase agreement, Pluspetrol Resources Corporation B.V. as buyer guarantor (“Share Purchase Agreement”) Seller agreed to sell and transfer the First Tranche Subject Shares to Buyer and Buyer agreed to purchase and accept the First Tranche Subject Shares from Seller.

In performance of the Share Purchase Agreement, Seller hereby wishes to sell and transfer the First Tranche Subject Shares to Buyer, and Buyer hereby wishes to purchase and accept the First Tranche Subject Shares from Seller.

A copy of the Share Purchase Agreement is annexed to the present deed.

SALE, PURCHASE AND TRANSFER OF FIRST TRANCHE SUBJECT SHARES

Seller and Buyer agree:

Article 1. Conditions precedent

1.1.	Seller and Buyer declare that the conditions precedent (opschortende voorwaarden) for the Initial Closing (as defined in the Share Purchase Agreement) to occur, have been satisfied or waived prior to the execution of this deed.

Article 2. Sale, purchase and transfer

2.1.	In performance of the Share Purchase Agreement, Seller hereby sells and transfers the First Tranche Subject Shares to Buyer, and Buyer hereby purchases and accepts the First Tranche Subject Shares from Seller.

Article 3. First Tranche Purchase Price and discharge

3.1.	The purchase price for the First Tranche Subject Shares, constituting the First Tranche Purchase Price as referred to in Section 2.1 (b) of the Share Purchase Agreement, amounts to one hundred twenty-five million United States Dollars (US$ 125,000,000) (“First Tranche Purchase Price”).

3.2.	The First Tranche Purchase Price has been paid into the notarial escrow account of Houthoff Buruma Coöperatief U.A. by Buyer, in accordance with Section 2.2 (b) of the Share Purchase Agreement.

3.3.	Seller hereby discharges Buyer from the obligation to pay the First Tranche Purchase Price.

Article 4. Warranties of Seller

4.1.	With respect to the full title and guarantee of the First Tranche Subject Shares and the authority of Seller to transfer the First Tranche Subject Shares free from all Liens (as defined in the Share Purchase Agreement), reference is made to inter alia Sections 2.1 (a), 4.2 and 4.3 of the Share Purchase Agreement.

Article 5. Share Purchase Agreement

5.1.	To the extent not expressly otherwise provided in this deed, the provisions of the Share Purchase Agreement remain in effect between the parties.

Article 6. Acquisition of the First Tranche Subject Shares

6.1.	Seller declares that Seller acquired inter alia the First Tranche Subject Shares by deed executed on the fourth day of October two thousand and eleven before P.G. van Druten, a civil-law notary in Amsterdam.

Article 7. Restrictions on transfer

7.1.	With respect to compliance with the restrictions on the transfer of shares in the Company’s articles of association, Seller declares that as appears from a shareholders’ resolution dated the tenth day of December two thousand and thirteen, a copy of which is attached to this deed, the general meeting of the Company has approved the transfer of the First Tranche Subject Shares.

Article 8. Representation of Seller and Buyer

8.1.	Seller and Buyer declare that neither the legal act(s) included in this deed nor the title(s) of such act(s) conflict with Chapter 5 of the Competition Act (Mededingingswet).

Article 9. Company’s representation

9.1.	The Company hereby declares that it acknowledges the transfer of the First Tranche Subject Shares and undertakes to enter the transfer of the First Tranche Subject Shares in the shareholders’ register of the Company.

Article 10. Civil-law notary

10.1.	The parties hereby acknowledge that Ph.H.F. König, the civil law notary (notaris) before whom this deed is executed (gepasseerd), is associated with Houthoff Buruma Coöperatief U.A., a firm of civil-law notaries and lawyers that advises and represents Buyer in connection with this deed and other matters. With reference to the Regulation establishing the Professional Rules of Conduct of the Dutch Royal Notarial Society (Koninklijke Notariële Beroepsorganisatie), Seller and the Company hereby (i) acknowledge and agree that Buyer is being advised and/or represented by civil-law notaries and/or lawyers of Houthoff Buruma Coöperatief U.A. in connection with this deed and other matters, and (ii) agree that Buyer may request lawyers of Houthoff Buruma Coöperatief U.A. to represent Buyer in any dispute arising out of this deed against Seller and/or the Company.

Article 11. Rescission

11.1.	The parties shall not be entitled, on any grounds whatsoever, to rescind the agreement laid down in this deed.

Article 12. Applicable law and jurisdiction

12.1.	The transactions (rechtshandelingen) contemplated by this deed shall be governed exclusively by Dutch law.

12.2.	Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this deed and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

12.3.	Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this deed, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Article 12.3 shall affect the right of any party to serve legal process in any other manner permitted by law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this deed or the transactions contemplated by this deed, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this deed or the transactions contemplated by this deed in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

CONCLUDING STATEMENT

The above-mentioned powers of attorney are evidenced by three (3) instruments annexed to the present deed.

CONCLUSION

The persons appearing in connection with this deed are known to me, civil-law notary.

THIS DEED

is executed in Rotterdam on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the persons appearing, who have expressly taken cognisance of its contents and have agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the persons appearing and by me, civil-law notary.

EXHIBIT B

FORM OF RELEASE

[See attached]

EXECUTION VERSION

EXHIBIT B

FORM OF RELEASE

Dated: [—]

WHEREAS:

A. Pursuant to that certain Share Purchase Agreement (the “Share Purchase Agreement”), dated December 16, 2013, HNR Energia B.V. (“Seller”), a wholly-owned Subsidiary of Harvest Natural Resources, Inc. (“HNR”), intends to sell all of the Subject Shares to Petroandina Resources Corporation N.V. (“Buyer”);

B. Pursuant to the Share Purchase Agreement, Seller is required to deliver to Buyer a general release in the favor of the Acquired Companies of any claims that any of the Retained Companies may have against the Acquired Companies; and

C. The Retained Companies will benefit substantially as a result of the completion of the transactions contemplated under the Share Purchase Agreement, and therefore, in consideration of such substantial benefit, have agreed to execute and deliver this Release on the [Initial/Final] Closing.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by HNR), HNR hereby agrees, on behalf of itself and the other Retained Companies, as follows:

1.	HNR, for itself and for each Retained Company, and its and their respective successors and assigns, as applicable (collectively, the “Releasors”), DOES HEREBY REMISE, RELEASE AND FOREVER DISCHARGE the Acquired Companies and their respective directors, officers, trustees, employees, agents, servants, successors and assigns, as applicable (collectively, the “Releasees”) of and from any and all manner of actions, causes of action, suits, complaints, debts, accounts, due accounts, bonds, covenants, contracts, claims, demands, damages, costs, fines, penalties, expenses and any and all legal obligations and compensation of whatsoever kind and howsoever arising, in law or in equity, whether known or unknown, suspected or unsuspected (collectively, the “Claims”), including without limitation any Claims whether authorized or provided for by by-law, resolution, contract or otherwise, which the Releasors or any of them have had, now have or hereafter can, will or may have against the Releasees or any of them in respect of any matter or thing arising [at or before the Initial Closing Date/at or before the Final Closing Date]; provided, that, for the avoidance of doubt, nothing contained herein shall operate to release Buyer or Buyer Guarantor from any Claims arising under the Share Purchase Agreement or the Related Agreements, or the transactions contemplated thereunder.

2.	HNR further covenants and agrees not to, and to cause each other Releasor not to, directly or indirectly, join, assist, aid or act in concert in any manner whatsoever with any other person in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Releasees or any of them with respect to the Claims released or discharged pursuant to this Release.

3.	HNR hereby represents, warrants and covenants that the Releasors have not assigned and will not assign to any other person any of the Claims that the Releasors are releasing herein.

4.	The facts in respect of which this Release is made may prove to be other than or different from the facts now known by any of the Releasors or Releasees or believed by any of them to be true. HNR expressly accepts and assumes the risk of the facts being different and agree that all of the terms of this Release will be in all respects effective and not subject to termination or rescission by any discovery of any difference in facts.

5.	If any provision of this Release or any part of any provision of this Release is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) such invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Release. Each provision of this Release is separable from every other provision of this Release, and each provision of this Release is separable from every other part of such provision.

6.	Capitalized terms used but not defined herein shall have the meaning given to them in the Share Purchase Agreement.

7.	This Release and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Release shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

The Releasors irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle, (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Release and each of the Releasors irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

2

Each of the Releasors (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Release, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 7 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this Release or the transactions contemplated by this Release, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Release or the transactions contemplated by this Release in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the Releasors agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.	Delivery of an executed counterpart of this Release by electronic means, including by facsimile transmission or by electronic delivery in portable document format (“.pdf”), will be equally effective as delivery of a manually executed counterpart hereof.

[Remainder of page intentionally left blank – signature page to follow]

3

IN WITNESS WHEREOF, the undersigned has duly executed this Release as of the day and year first written above.

HARVEST NATURAL RESOURCES, INC.

By:
Name:
Title:

[Signature Page to Release]

EXHIBIT C

SECOND TRANCHE DEED OF TRANSFER

[See attached]

EXECUTION VERSION

EXHIBIT C

SECOND TRANCHE DEED OF TRANSFER

On the [—] day of [—]

two thousand and fourteen, appearing before me,

Philippe Huib Ferdinand König, a civil-law notary in Rotterdam, are:

I.	[—], acting pursuant to a power of attorney from:

HNR Energia B.V., a private limited liability company (besloten vennootschap), existing under the laws of the Curaçao, with its corporate seat in Curaçao and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 34311729

(“Seller”);

II.	[—], acting pursuant to a power of attorney from:

Petroandina Resources Corporation N.V., a company with limited liability (naamloze vennootschap), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1011 PZ) Amsterdam (The Netherlands), Muiderstraat 7 A, registered with the trade register under number 50187511

(“Buyer”); and

III.	[—], acting pursuant to a power of attorney from:

Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 14037775

(“Company”).

RECITALS

Seller and Buyer agree that:

A.	Second Tranche Subject Shares

Seller is the holder of twelve thousand seven hundred fifty (12,750) ordinary Class A Shares in the capital of the Company, numbered A7,251 up to and including A20,000, each ordinary Class A share having a par value of one euro (€1) (“Second Tranche Subject Shares”), constituting fifty-one per cent (51%) of the issued and outstanding capital of the Company.

B.	Share Purchase Agreement

As evidenced by a share purchase agreement dated the sixteenth day of December two thousand and thirteen by and among Seller, Buyer and Harvest Natural Resources, Inc., and, solely with respect to Article V and Section 11.13 of the share purchase agreement, Pluspetrol Resources Corporation B.V. as buyer guarantor (“Share Purchase Agreement”) Seller agreed to sell and transfer the Second Tranche Subject Shares to Buyer and Buyer agreed to purchase and accept the Second Tranche Subject Shares from Seller.

In performance of the Share Purchase Agreement, Seller hereby wishes to sell and transfer the Second Tranche Subject Shares to Buyer, and Buyer hereby wishes to purchase and accept the Second Tranche Subject Shares from Seller.

A copy of the Share Purchase Agreement is annexed to the present deed.

SALE, PURCHASE AND TRANSFER OF SECOND TRANCHE SUBJECT SHARES

Seller and Buyer agree:

Article 1. Conditions precedent

1.1.	Seller and Buyer declare that the conditions precedent (opschortende voorwaarden) for the Final Closing (as defined in the Share Purchase Agreement) to occur, have been satisfied or waived prior to the execution of this deed.

Article 2. Sale, purchase and transfer

2.1.	In performance of the Share Purchase Agreement, Seller hereby sells and transfers the Second Tranche Subject Shares to Buyer, and Buyer hereby purchases and accepts the Second Tranche Subject Shares from Seller.

Article 3. Second Tranche Purchase Price and discharge

3.1.	The purchase price for the Second Tranche Subject Shares, constituting the Second Tranche Purchase Price as referred to in Section 2.2 (b) of the Share Purchase Agreement, amounts to $275,000,000 United States Dollars (US$ 275,000,000) (“Second Tranche Purchase Price”).

3.2.	The Second Tranche Purchase Price has been paid into the notarial escrow account of Houthoff Buruma Coöperatief U.A. by Buyer, in accordance with Section 2.2 (b) of the Share Purchase Agreement.

3.3.	Seller hereby discharges Buyer from the obligation to pay the Second Tranche Purchase Price.

Article 4. Warranties of Seller

4.1.	With respect to the full title and guarantee of the Second Tranche Subject Shares and the authority of Seller to transfer the Second Tranche Subject Shares free from all Liens (as defined in the Share Purchase Agreement), reference is made to inter alia Sections 2.2 (a), 4.2 and 4.3 of the Share Purchase Agreement.

Article 5. Share Purchase Agreement

5.1.	To the extent not expressly otherwise provided in this deed, the provisions of the Share Purchase Agreement remain in effect between the parties.

Article 6. Acquisition of the Second Tranche Subject Shares

6.1.	Seller declares that Seller acquired inter alia the Second Tranche Subject Shares by deed executed on the fourth day of October two thousand and eleven before P.G. van Druten, a civil-law notary in Amsterdam.

Article 7. Restrictions on transfer

7.1.	With respect to compliance with the restrictions on the transfer of shares in the Company’s articles of association, Seller declares that as appears from a shareholders’ resolution dated the tenth day of December two thousand and fourteen, a copy of which is attached to this deed, the general meeting of the Company has approved the transfer of the Second Tranche Subject Shares.

Article 8. Representation of Seller and Buyer

8.1.	Seller and Buyer declare that neither the legal act(s) included in this deed nor the title(s) of such act(s) conflict with Chapter 5 of the Competition Act (Mededingingswet).

Article 9. Company’s representation

9.1.	The Company hereby declares that it acknowledges the transfer of the Second Tranche Subject Shares and undertakes to enter the transfer of the Second Tranche Subject Shares in the shareholders’ register of the Company.

Article 10. Civil-law notary

10.1.	The parties hereby acknowledge that Ph.H.F. König, the civil law notary (notaris) before whom this deed is executed (gepasseerd), is associated with Houthoff Buruma Coöperatief U.A., a firm of civil-law notaries and lawyers that advises and represents Buyer in connection with this deed and other matters. With reference to the Regulation establishing the Professional Rules of Conduct of the Dutch Royal Notarial Society (Koninklijke Notariële Beroepsorganisatie), Seller and the Company hereby (i) acknowledge and agree that Buyer is being advised and/or represented by civil-law notaries and/or lawyers of Houthoff Buruma Coöperatief U.A. in connection with this deed and other matters, and (ii) agree that Buyer may request lawyers of Houthoff Buruma Coöperatief U.A. to represent Buyer in any dispute arising out of this deed against Seller and/or the Company.

Article 11. Rescission

11.1.	The parties shall not be entitled, on any grounds whatsoever, to rescind the agreement laid down in this deed.

Article 12. Applicable law and jurisdiction

12.1.	The transactions (rechtshandelingen) contemplated by this deed shall be governed exclusively by Dutch law.

12.2.	Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this deed and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

12.3.	Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this deed, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Article 12.3 shall affect the right of any party to serve legal process in any other manner permitted by law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this deed or the transactions contemplated by this deed, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this deed or the transactions contemplated by this deed in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

CONCLUDING STATEMENT

The above-mentioned powers of attorney are evidenced by three (3) instruments annexed to the present deed.

CONCLUSION

The persons appearing in connection with this deed are known to me, civil-law notary.

THIS DEED

is executed in Rotterdam on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the persons appearing, who have expressly taken cognisance of its contents and have agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the persons appearing and by me, civil-law notary.

EXHIBIT D

FORM OF SHARE PURCHASE CONTRACT

[See attached]

EXECUTION VERSION

EXHIBIT D

FORM OF SHARE PURCHASE CONTRACT

DEED OF SALE, PURCHASE AND TRANSFER OF SHARES

On the [—] day of [—]

two thousand and [—], appearing before me,

[—], a civil-law notary in Rotterdam (the “Notary”), are:

I.	[—], acting pursuant to a power of attorney from:

Petroandina Resources Corporation N.V., a company with limited liability (naamloze vennootschap), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1011 PZ) Amsterdam (The Netherlands), Muiderstraat 7 A, registered with the trade register under number 50187511

(“Seller”);

II.	[—], acting pursuant to a power of attorney from:

HNR Energia B.V., a private limited liability company (besloten vennootschap), existing under the laws of Curaçao, with its corporate seat in Curaçao and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 34311729

(“Buyer”); and

III.	[—], acting pursuant to a power of attorney from:

Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), existing under the laws of the Netherlands, with its corporate seat in Amsterdam (The Netherlands) and its place of business at (1097 JB) Amsterdam (The Netherlands), Prins Bernhardplein 200, registered with the trade register under number 14037775

(“Company”).

RECITALS

Seller and Buyer agree that:

A.	Share Purchase Agreement

Pursuant to a share purchase agreement (the “Share Purchase Agreement”) dated the [—] day of [—] two thousand and thirteen by and among Buyer, and, solely with respect to Article V and Section 11.13 thereof, Pluspetrol Resources Corporation B.V., Seller and Harvest Natural Resources, Inc. (“HNR”), upon the Initial Closing (as defined therein) Seller acquired seven thousand two hundred fifty (7,250) ordinary Class A shares in the capital of the Company, numbered A1 up to and including A7,250, each ordinary Class A share having a par value of one euro (€1), constituting twenty-nine per cent (29%) of the issued and outstanding capital of the Company (“First Tranche Subject Shares”).

B.	[Put Right][Call Right]

[Pursuant to Section 8.4(a) of the Share Purchase Agreement, [within thirty (30) days of the termination of the Share Purchase Agreement pursuant to [Section 8.1(b)(iii)][Section 8.1(d)(i) (as a result of either (x) the condition to the Final Closing set forth in Section 7.2(a) of the Share Purchase Agreement not being satisfied on the date thereof or (y) a breach of Buyer’s covenants thereunder)][Section8.1(d)(ii)]][within five (5) Business Days of the termination of the Share Purchase Agreement pursuant to Section 8.1(c)(ii) (as a result of an HVDH Proposal or an HNR Proposal)] thereof, Seller has the right and option, exercisable upon written notice to Buyer, to sell to Buyer and to cause Buyer to purchase from Seller the First Tranche Subject Shares pursuant to this deed, for the Purchase Price set forth in Article 4.1 hereof][Pursuant to Section 8.4(b) of the Share Purchase Agreement, [within thirty (30) days of the termination of the Share Purchase Agreement pursuant to Section 8.1(c)(i)][within five (5) Business Days of the termination of the Share Purchase Agreement pursuant to Section 8.1(c)(ii) (as a result of an HVDH Proposal or an HNR Proposal)] thereof, Buyer has the right and option, exercisable upon written notice to Seller, to purchase from Seller and to cause Seller to sell to Buyer the First Tranche Subject Shares pursuant to this deed, for the Purchase Price set forth in Article 4.1 hereof.]

C.	Exercise of [Put Right][Call Right]

The Share Purchase Agreement has been terminated by [Seller][Buyer] pursuant to [insert applicable Section] thereof and [Seller has exercised its right pursuant to Section 8.4(a) of the Share Purchase Agreement to sell the First Tranche Subject Shares to Buyer][Buyer has exercised its right pursuant to Section 8.4(b) of the Share Purchase Agreement to purchase the First Tranche Subject Shares from Seller.]

In performance of their respective obligations under the Share Purchase Agreement, Seller hereby wishes to sell and transfer the First Tranche Subject Shares to Buyer, and Buyer hereby wishes to purchase and accept the First Tranche Subject Shares from Seller (the “Transaction”).

SALE, PURCHASE AND TRANSFER OF FIRST TRANCHE SUBJECT SHARES

Seller and Buyer agree:

Article 1. Definitions

1.1.	All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Share Purchase Agreement.

Article 2. Conditions precedent

2.1.	The following are the conditions precedent (opschortende voorwaarden) for the Transaction to occur, which Seller and Buyer declare have been satisfied or waived (and which waiver has been accepted by Seller and Buyer) prior to the execution of this deed:

a.	Buyer shall have delivered to the Notary:

(i)	(A) a written shareholders’ resolution approving the transfer of the First Tranche Subject Shares, duly executed by Buyer, Seller and Oil & Gas Technology Consultants (Netherlands) Coöperatie U.A., a cooperative (coöperatie) incorporated under the Laws of the Netherlands, or (B) duly adopted minutes of a duly convened shareholder’s meeting approving the transfer of the First Tranche Subject Shares, which in each case is effective pursuant to the articles of association of the Company;

(ii)	duly legalized powers-of-attorney with respect to execution of this deed;

(iii)	the shareholders’ register of the Company;

(iv)	and such other documents as may be customary and required under applicable Law, or reasonably required by the Notary;

b.	Seller shall cause the written shareholders’ resolution approving the transfer of the First Tranche Subject Shares referenced in Article 2.1(a)(i)(A) above to be duly executed by Seller, if applicable.

c.	Seller shall deliver to the Notary:

(i)	a duly legalized power-of-attorney with respect to execution of this deed;

(ii)	and such other documents as may be customary and required under applicable Law, or reasonably required by the Notary;

d.	Buyer shall transfer the [Purchase Price][Initial Purchase Price] in accordance with Article 4.2 hereof.

e.	Buyer shall deliver to Seller a certificate, dated as of the date hereof, and signed by an executive officer of Buyer, certifying that each of the representations and warranties of Buyer contained in this deed are true and correct in all respects at and as of the date hereof; and

f.	Seller shall deliver to Buyer a certificate, dated as of the date hereof, and signed by a duly authorized signatory of Seller, certifying that each of the representations and warranties of Seller contained in this deed are true and correct in all respects at and as of the date hereof.

Article 3. Sale, purchase and transfer

3.1.	In performance of their respective obligations under Section 8.4 of the Share Purchase Agreement, Seller hereby sells and transfers the First Tranche Subject Shares to Buyer, and Buyer hereby purchases and accepts the First Tranche Subject Shares from Seller.

Article 4. Purchase Price and discharge

4.1.	[insert if no adjustment][The amount of the purchase price payable for the First Tranche Subject Shares is [—] United States Dollars (US$ [—]) (the “Purchase Price”).]

[insert if purchase price subject to adjustment][The amount of the purchase price payable for the First Tranche Subject Shares on the date hereof is [—] United States Dollars (US$ [—]) (the “Initial Purchase Price”, and, as adjusted pursuant to Article 4.4 below, the “Purchase Price”).]

4.2.	The [Purchase Price][Initial Purchase Price] has been paid by wire transfer of immediately available funds by Buyer to an account designated in writing by Seller at least two Business Days prior to the date hereof.

4.3.	Seller hereby discharges Buyer from the obligation to pay the [Purchase Price][Initial Purchase Price].

4.4.

[insert if purchase price subject to adjustment][The positive difference between the fair market value of the First Tranche Subject Shares as determined in accordance with the First Tranche FMV Procedures and the Initial Purchase Price (the “Adjustment Amount”), if any, payable in respect of the First Tranche Subject Shares after the consummation of the Transaction pursuant to Section 8.4 of the Share Purchase Agreement shall be determined and paid (if applicable) after the date hereof in accordance with Section 8.4 of the Share Purchase Agreement. For the avoidance of doubt, Buyer and Seller acknowledge and agree that, notwithstanding the Adjustment Amount, if any, owing pursuant to this Article 4.4, the sale and transfer of the First Tranche Subject Shares by Seller to Buyer is effective as of the execution of this deed; provided that Buyer shall grant a perfected first priority pledge of twenty-one percent (21%) of the outstanding Equity Interests of the Company to and for the benefit of Seller to secure Buyer’s obligation to pay the Adjustment Amount, if any. Buyer shall release such pledge promptly upon the determination that no Adjustment Amount is payable or upon payment of any adjustment amount in full.]

Article 5. Representations and Warranties of Seller

5.1.	Organization and Qualification. Seller is a company with limited liability (naamloze vennootschap) duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted. Seller is duly qualified or licensed as a foreign corporation to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Seller to consummate the transactions contemplated by this deed.

5.2.	Title to the First Tranche Subject Shares. Immediately following the execution of this deed, Buyer will have such title to the First Tranche Subject Shares as Seller received from Buyer upon consummation of the Initial Closing under the Share Purchase Agreement, free and clear of any Liens (other than [pursuant to Article 4.4 hereof and ]Permitted Liens and any other Liens on the First Tranche Subject Shares existing upon the consummation of the Initial Closing).

5.3.

Authority Relative to Deed. Seller has all necessary power and authority to execute and deliver this deed and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution of this deed by Seller and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution and delivery of this deed or to consummate the transactions contemplated hereby. This deed has been duly and validly executed by Seller and, assuming the due authorization and execution by Buyer, this deed constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

5.4.	No Conflict; Required Filings and Consents.

a.	None of the execution and delivery of this deed by Seller, the consummation by Seller of the transactions contemplated by this deed or performance of its obligations hereunder will (i) conflict with or violate the organizational documents of Seller, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Article 5.4(b) hereof have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Seller or by which any property or asset of Seller is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Seller pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other Contract or other instrument or obligation to which Seller is a party or by which Seller or any property or asset of Seller is bound, other than, in the case of clauses (ii) and (iii), for any such violation, breach, default, right, termination, amendment, acceleration, or cancellation that would not reasonably be expected to, individually or in the aggregate, materially and adversely impair the ability of Seller to consummate the transactions contemplated by this deed.

b.	None of the execution of this deed by Seller, the consummation by Seller of the transactions contemplated by this deed, or performance of its obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this deed and the transactions contemplated by this deed and (ii) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Seller to consummate the transactions contemplated by this deed.

5.5.	Disclaimer of other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 5 and Article 9 hereof, none of the Seller or any of its Affiliates or any other Person on behalf of any of them makes any express or implied representation or warranty (and there is and has been no reliance by Buyer or any of its Affiliates or Representatives on any such representation or warranty) with respect to the Seller or any of its Affiliates or their respective businesses or with respect to any other information provided, or made available, to HNR or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

Article 6. Representations and Warranties of the Buyer.

6.1.	Organization and Qualification. Buyer is a private limited liability company (besloten vennootschap) duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. Buyer is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Buyer to consummate the transactions contemplated by this deed.

6.2.

Authority Relative to Deed. Buyer has all necessary corporate power and authority to execute and deliver this deed and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution of this deed by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery of this deed or to consummate the transactions contemplated hereby. This deed has been duly and validly executed by Buyer and, assuming the due authorization and execution by Seller, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

6.3.	No Conflict; Required Filings and Consents.[1]

a.	None of the execution of this deed [or any agreement in respect of transactions substantially related to this deed], the consummation by Buyer of the acquisition of the First Tranche Subject Shares [or any substantially related transactions], or the performance by Buyer of its obligations hereunder [or under any agreement in respect of transactions substantially related to this deed] will (i) conflict with or violate the organizational documents of Buyer, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Article 6.3(b) hereof have been obtained or made, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Buyer or by which any property or asset of Buyer is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, relieve a Person from an obligation under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of Buyer pursuant to (A) any of the Core Petrodelta Documents or (B) any other Acquired Company Material Contract, other than, in the case of clauses (ii) and (iii)(B), any such violation, breach, default, right of termination, amendment, acceleration, cancellation or Lien that would not be reasonably be expected to, individually or in the aggregate, materially and adversely impair the ability of Buyer to consummate the transactions contemplated by this deed.

b.	None of the execution of this deed [or any agreement in respect of transactions substantially related to this deed], the consummation by Buyer of the transactions contemplated by this deed [or any substantially related transactions], or Buyer’s performance of its obligations hereunder [or under any agreement in respect of transactions substantially related to this deed] will require any

[1]	Bracketed text to be included if Buyer acquiring First Tranche Subject Shares in connection with consummation of a Superior Proposal.

consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this deed and the transactions contemplated by this deed, (ii) any filings required under the rules of NYSE and (iii) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not be reasonably be expected to, individually or in the aggregate, materially and adversely impair the ability of Buyer to consummate the transactions contemplated by this deed.

6.4.	Disclaimer of other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 6 and Article 9 hereof, none of HNR, Buyer or any of their respective Affiliates nor any other Person on behalf of HNR makes any express or implied representation or warranty (and there is and has been no reliance by Seller or any of its Affiliates or Representatives on any such representation or warranty) with respect to any information provided, or made available, to Seller or its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

Article 7. Acquisition of the First Tranche Subject Shares

7.1.	Seller declares that Seller acquired the First Tranche Subject Shares by deed executed on the [—] day of [—] two thousand and thirteen before Ph.H.F. König, aforementioned.

Article 8. Restrictions on transfer

8.1.	With respect to compliance with the restrictions on the transfer of shares in the Company’s articles of association, each of Seller and Buyer declare that as appears from a shareholders’ resolution dated [—], a copy of which is attached to this deed, the general meeting of the Company has approved the transfer of the First Tranche Subject Shares.

Article 9. Representation of Seller and Buyer

9.1.	Seller and Buyer declare that neither the legal act(s) included in this deed nor the title(s) of such act(s) conflict with Chapter 5 of the Competition Act (Mededingingswet).

Article 10. Company’s representation

10.1.	The Company hereby declares that it acknowledges the transfer of the First Tranche Subject Shares and undertakes to enter the transfer of the First Tranche Subject Shares in the shareholders’ register of the Company.

Article 11. Civil-law notary

11.1.	[The parties hereby acknowledge that [—], the civil law notary (notaris) before whom this deed is executed (gepasseerd), is associated with Houthoff Buruma Coöperatief U.A., a firm of civil-law notaries and lawyers that advises and represents Seller in connection with this deed and other matters. With reference to the Regulation establishing the Professional Rules of Conduct of the Dutch Royal Notarial Society (Koninklijke Notariële Beroepsorganisatie), Buyer and the Company hereby (i) acknowledge and agree that Seller is being advised and/or represented by civil-law notaries and/or lawyers of Houthoff Buruma Coöperatief U.A. in connection with this deed and other matters, and (ii) agree that Seller may request lawyers of Houthoff Buruma Coöperatief U.A. to represent Buyer in any dispute arising out of this deed against Seller and/or the Company.]

Article 12. Rescission

12.1.	The parties shall not be entitled, on any grounds whatsoever, to rescind the agreement laid down in this deed.

Article 13. Applicable law and jurisdiction

13.1.	The transactions (rechtshandelingen) contemplated by this deed shall be governed exclusively by Dutch law.

13.2.	Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware), for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this deed and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware, County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware).

13.3.

Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this deed, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Article 13.3 shall affect the right of any party to serve legal process in any other manner permitted by law, (b) consents to submit itself to the personal jurisdiction of the

Delaware Court of Chancery, County of New Castle, any other court of the State of Delaware, County of New Castle, and any Federal court sitting in the State of Delaware for the purpose of any dispute arising out of this deed or the transactions contemplated by this deed, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this deed or the transactions contemplated by this deed in any court other than the Delaware Court of Chancery located in the County of New Castle (or, if (but only if) such court shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

CONCLUDING STATEMENT

The above-mentioned powers of attorney are evidenced by three (3) instruments annexed to the present deed.

CONCLUSION

The persons appearing in connection with this deed are known to me, civil-law notary.

THIS DEED

is executed in Rotterdam on the date stated at the head of the deed.

The substance of this deed and an explanation of the deed have been communicated to the persons appearing, who have expressly taken cognisance of its contents and have agreed to its limited reading.

After a limited reading in accordance with the law, this deed was signed by the persons appearing and by me, civil-law notary.

SCHEDULE 8.4(a)(i)

FIRST TRANCHE FMV PROCEDURES

[See attached]

EXECUTION VERSION

Schedule 8.4(a)(i)

First Tranche FMV Procedures

In the event that Buyer has exercised its put right pursuant to Section 8.4(a)(i), Section 8.4(a)(iv) or Section 8.4(a)(v) or Seller has exercised its call right pursuant to Section 8.4(b)(i), unless Buyer and Seller otherwise agree in writing, the First Tranche FMV shall be determined in accordance with this Schedule 8.4(a)(i).

Buyer and Seller shall seek to agree on the appointment of an independent third-party investment bank to act as an appraiser (the “Appraiser”), which shall select a reputable independent technical expert (the “Technical Expert”) to assist with its determination of the Subject Shares FMV. In the event that Buyer and Seller fail to reach an agreement on the appointment of the Appraiser within fifteen (15) days of exercise of the put right under Section 8.4(a)(i), Section 8.4(a)(iv) or Section 8.4(a)(v) by Buyer or the exercise of the call right under Section 8.4(b)(i) by Seller, Buyer and Seller shall request that an independent third-party investment bank be appointed by the ICC International Centre for Expertise and such independent third-party investment bank so appointed shall act as the Appraiser.

Each of Buyer and Seller shall enter into customary engagement letters with the Appraiser and the Technical Expert, which engagement letters shall provide that the fees and expenses of and any indemnity obligations to the Appraiser or the Technical Expert shall be borne 50% by Buyer and 50% by Seller on a several, but not joint basis. Each of Buyer and Seller shall cooperate with the Appraiser and the Technical Expert as reasonably requested, which cooperation shall include promptly providing any information in its possession reasonably requested by the Appraiser or the Technical Expert.

The Appraiser shall conduct a valuation of the fair market value of the Subject Shares as promptly as practicable and, in any event, within thirty (30) days after the appointment of the Appraiser. The Appraiser’s valuation of the fair market value of the Subject Shares shall take into account: (i) any dividends declared by Petrodelta or any HVDH Company after September 30, 2013, which have not been paid by HVDH to its shareholders, (ii) any Acquisition Proposal that has been received by HNR after the Initial Closing Date and (iii) any other considerations deemed appropriate by the Appraiser in its discretion. The “Subject Shares FMV” shall be equal to the Appraiser’s valuation of the fair market value of the Subject Shares as a whole, as of the date of exercise of the put right under Section 8.4(a)(i), Section 8.4(a)(iv) or Section 8.4(a)(v) by Buyer or the exercise of the call right under Section 8.4(b)(i) by Seller (as applicable), as determined in accordance with this Schedule 8.4(a)(i). The determination of the Appraiser of Subject Shares FMV shall (in the absence of fraud or manifest error) be final and binding.

The “First Tranche FMV” shall be an amount equal to the product of (i) the Subject Shares FMV multiplied by (ii) 0.3625.

Contents of Omitted Schedules and Exhibits

Certain schedules and exhibits to the Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SELLER DISCLOSURE SCHEDULES:

Section 1.1	Acquired Companies Financial Statements
Section 1.1(a)	Individuals with Actual Knowledge
Section 4,2(c)(i)	Subsidiaries
Section 4.2(c)(ii)	Corporate Structure
Section 4.2(e)	Organizational Documents
Section 4.4(a)	No Conflicts; Required Filings and Consents
Section 4.5	Acquired Company Permits
Section 4.6(ii)	Payment of Debts
Section 4.8	Certain Changes or Events
Section 4.9	Former Subsidiaries
Section 4.11	Proceedings
Section 4.13(a)	HVDH Company Benefit Plans
Section 4.13(c)	Accelerated Employee Benefits
Section 4.14(a)	HVDH Registered IP
Section 4.15(a)	Tax Returns
Section 4.15(e)	Tax Proceedings
Section 4.15(g)	Consolidated Tax Filings
Section 4.16(a)	Acquired Company Material Contracts
Section 4.17(b)	HVDH Leases
Section 4.18	Labor Matters
Section 4.21	Core Petrodelta Documents
Section 4.24	Bank Accounts and Powers of Attorney
Section 4.26	Affiliate Transactions
Section 4.30	HVDH Transactions
Section 6.3(a)	Appropriate Actions

APPENDIX 1 Acquired Companies Financial Statements

BUYER DISCLOSURE SCHEDULES:

Section 1.1(b)	Individuals with Actual Knowledge